Exhibit 2.1

STOCK PURCHASE AGREEMENT

Dated as of

September 2, 2013,

among

VODAFONE GROUP PLC,

VODAFONE 4 LIMITED

and

VERIZON COMMUNICATIONS INC.

i

4.16	Brokers and Finders	39
4.17	Opinions of Verizon Financial Advisors	39
4.18	Lack of Ownership of Vodafone Ordinary Shares	39

ARTICLE V COVENANTS		40
5.1	Reorganization	40
5.2	Proxy Statement, Verizon Registration Statement and Verizon UK Prospectus	40
5.3	Vodafone Shareholder Approval, Circular and Reduction of Capital	43
5.4	Cooperation with Respect to Filings and Meetings of Shareholders	47
5.5	Press Releases	48
5.6	Securityholder Litigation	49
5.7	Confidentiality	49
5.8	Approvals, Consents and Regulatory Filings	49
5.9	Financing	52
5.10	Voting Rights; Purchases of Securities	54
5.11	Name Changes	54
5.12	Further Assurances	54
5.13	Access	55
5.14	Change in Ownership; ELPI Contribution	55
5.15	Indemnification and Insurance; Mutual Release	55
5.16	Listing of Verizon Shares	56
5.17	Additional Covenants of Verizon	56
5.18	Additional Covenants of Vodafone with Respect to the Sold Entities	58
5.19	Settlement Note Actions	59
5.20	Vodafone B.V. Inc	59
5.21	Post-Closing Partnership Tax Distribution Payments	60

ARTICLE VI TAX MATTERS		60
6.1	Tax Returns	60
6.2	Tax Claims	62
6.3	Cooperation	63
6.4	Omnitel Entity Classification	64
6.5	Tax Sharing Agreements	65
6.6	No 338 Election	65
6.7	Purchase and Sale of the Transferred Shares	65
6.8	Tax Refunds	65
6.9	Certain VAT Matters	66
6.10	Post-Closing Restrictions	68

ARTICLE VII CONDITIONS TO CLOSING		68
7.1	Mutual Conditions	68
7.2	Additional Conditions to Obligations of Vodafone	70
7.3	Additional Conditions to Obligations of Verizon	71
7.4	Frustration of the Closing Conditions	71

ARTICLE VIII TERMINATION		71
8.1	Grounds for Termination	71

8.2	Effect of Termination	75
8.3	Termination Fees	75

ARTICLE IX SURVIVAL; INDEMNIFICATION		77
9.1	Survival; Effect of Materiality Qualifiers	77
9.2	Indemnification	78
9.3	Third-Party Claim Procedures	81
9.4	Direct Claim Procedures	82
9.5	Limitations on Indemnification	82
9.6	Calculation of Damages	82
9.7	Exclusive Remedy	83

ARTICLE X MISCELLANEOUS		83
10.1	Notices	83
10.2	Interpretation	85
10.3	Assignment	85
10.4	Entire Agreement; Amendments	85
10.5	Severability	86
10.6	Specific Enforcement	86
10.7	Further Assurances	87
10.8	Waiver of Jury Trial	87
10.9	Submission to Jurisdiction; Waivers	87
10.10	No Third Party Beneficiaries	88
10.11	Governing Law	88
10.12	Expenses	88
10.13	Counterparts	88
10.14	Extension; Waivers	88

Exhibits

Exhibit A – Omnitel Note
Exhibit B – Settlement Note
Exhibit C – Term Note
Exhibit D – Verizon Notes Term Sheet
Exhibit E – Vodafone B.V. Inc. Note
Exhibit F – Vodafone Scheme
Exhibit G – Vodafone Direction Letter
Exhibit H – Initial Verizon Press Release
Exhibit I – Initial Vodafone Press Release

Schedules

Schedule 1 – Adverse Ruling or Statement
Schedule 5.1 – Reorganization
Schedule 5.15 – Terminations

Schedule 5.19 – Settlement Note Actions
Schedule 7.1(g) – Requisite Regulatory Approvals

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT, dated as of September 2, 2013 (this “Agreement”), is hereby entered into among Vodafone Group Plc, an English public limited company (“Vodafone”), Vodafone 4 Limited, an indirect wholly owned Subsidiary of Vodafone (“Seller”), and Verizon Communications Inc., a Delaware corporation (“Verizon”).

WHEREAS, subject to the terms and conditions set forth herein, Vodafone, Seller and Verizon desire to engage, and cause certain of their respective Affiliates to engage, in certain transactions the consummation of which will have the effect of transferring all of the issued and outstanding capital stock of Vodafone Finance 1, which indirectly owns all of the Partnership Interests of Cellco Partnership d/b/a Verizon Wireless, a Delaware general partnership (the “Partnership”), that are indirectly owned by Seller, to Verizon or its Affiliates; and

WHEREAS, simultaneously with the execution of this Agreement, Vodafone Europe B.V., an Affiliate of Vodafone (“Vodafone Europe”) and Verizon Business International Holding BV, an Affiliate of Verizon (“VBIH”), have entered into a Share Purchase Agreement (the “Omnitel Purchase Agreement”), pursuant to the terms and conditions of which Vodafone Europe will acquire from VBIH, and VBIH will sell to Vodafone Europe, all of the outstanding equity interests of Vodafone Omnitel NV, an Affiliate of Vodafone (“Omnitel”), that are owned by VBIH.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein contained, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

“Action” has the meaning set forth in Section 10.9(b).

“Adjusted Closing Price” means a dollar amount equal to (i) if the Average Trading Price is greater than $47.00 and less than $51.00, then the Average Trading Price; (ii) if the Average Trading Price is greater than or equal to $51.00, then $51.00; or (iii) if the Average Trading Price is equal to or less than $47.00, then $47.00.

“Adjusted Verizon Share Amount” has the meaning set forth in Section 2.2(a)(ii).

“Adverse Ruling or Statement” has the meaning set forth on Schedule 1 hereto.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with, such Person; and for purposes of the foregoing, “control” means (i) the ownership of more than 50% of the voting securities or other voting interests of such Person, or (ii) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting shares, by contract or otherwise, it being understood, for the avoidance of doubt, that the Partnership and its Subsidiaries shall not be considered “Affiliates” of Vodafone or its Affiliates for the purposes of this Agreement.

“Agreement” has the meaning set forth in the preamble.

“Ancillary Documents” means the Verizon Notes, the Vodafone Scheme, the Omnitel Note, the Omnitel Purchase Agreement, the Vodafone Direction Letter, the Vodafone B.V. Inc. Note, the Settlement Note and the Term Note.

“Applicable De Minimis Amount” means (i) in the case of claims for indemnification pursuant to Section 9.2(a)(i) or 9.2(b)(i), Two Million Dollars ($2,000,000), and (ii) in the case of claims for indemnification pursuant to Sections 9.2(a)(ii) through (vi) or Sections 9.2(b)(ii) through (iv), Two Hundred Fifty Thousand Dollars ($250,000).

“Average Trading Price” means the volume-weighted average of the per share trading prices of Verizon Common Stock on the NYSE as reported through Bloomberg (based on all NYSE trades in Verizon Common Stock during the primary trading session from 9:30 a.m., New York City time, to 4:00 p.m., New York City time, and not an average of daily averages) for the twenty (20) consecutive full trading days ending on the third (3rd) Business Day prior to the Closing Date (the “Reference Period”); provided, however, that if an ex-dividend date for Verizon Common Stock occurs during the period beginning on the first (1st) day of such Reference Period and ending on (and including) the Closing Date, then the volume-weighted average of the per share NYSE trading prices of Verizon Common Stock for each day during the portion of such Reference Period that precedes such ex-dividend date shall be reduced by the amount of the applicable dividend payable on a share of Verizon Common Stock.

“B Share Election” has the meaning set forth in the Vodafone Scheme.

“Base Verizon Share Amount” has the meaning set forth in Section 2.2(a)(ii).

“Burdensome Effect” has the meaning set forth in Section 5.8(a).

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York or London, United Kingdom are authorized or required by applicable Law to close.

“Cash Consideration” has the meaning set forth in Section 2.2(a)(i).

“Cash Election” has the meaning set forth in Section 2.2(b).

“Cash Election Amount” has the meaning set forth in Section 2.2(b).

“Cash Election Notice” has the meaning set forth in Section 2.2(b).

“Cash Entitlement” has the meaning set forth in the Vodafone Scheme.

“Cash Flow Adjustment Amount” shall mean an amount equal to the product of (i) the number of calendar days elapsed from (and including) May 1, 2014 through (and including) the Closing Date and (ii) Ten Million Dollars ($10,000,000).

“Check-the-box-election” has the meaning set forth in Section 6.4.

“Claims” means all debts, demands, causes of action, suits, covenants, torts, damages, Encumbrances, claims, defenses, offsets, judgments and demands whatsoever, of every name and nature, both at law and in equity, known or unknown, suspected or unsuspected, accrued or unaccrued, fixed or contingent.

“Closing” means, if the Transaction is implemented by way of the Vodafone Scheme, the Scheme Closing, and if the Transaction is implemented by way of the Share Purchase, the Share Purchase Closing.

“Closing Date” means, if the Transaction is implemented by way of the Vodafone Scheme, the Scheme Effective Date and, if the Transaction is implemented by way of the Share Purchase, the Share Purchase Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies Act” means the Companies Act 2006.

“Consents” has the meaning set forth in Section 7.1(g).

“Contract” means any binding agreement, lease, license, contract, note, mortgage, indenture, arrangement or other contractual obligation.

“Controlling Party” has the meaning set forth in Section 6.2.

“Court” means the High Court of Justice of England and Wales.

“Court Hearing” means the hearing at which the Court will be requested to make an order sanctioning the Vodafone Scheme under Section 899 of the Companies Act.

“Court Meeting” has the meaning set forth in Section 7.1(b)(i).

“Crest” means the relevant system (as defined in the Uncertificated Securities Regulations 2001, as amended) in respect of which Euroclear UK & Ireland Limited is the Operator (as defined in such regulations).

“Damages” has the meaning set forth in Section 9.2(a).

“Distribution Agent” has the meaning set forth in Section 2.7(a).

“Distribution Agent Agreement” has the meaning set forth in Section 2.7(a).

“Dividend Payment Date” has the meaning set forth in the respective Certificates of Designation, Preferences and Rights for the VAI Preferred Shares.

“Dollars” and “$” means the lawful currency of the United States of America.

“Employee Benefit Plans” means (i) “employee benefit plans” (within the meaning of Section 3(3) of ERISA) and (ii) all other compensation or employee benefit plans, programs, policies, agreements or other arrangements, whether or not subject to ERISA, and whether cash- or equity-based, including employment, retention, change of control, health, medical, dental, disability, accident, life insurance, vacation, severance, retirement, pension, savings, or termination plans, programs, policies, agreements or other arrangements.

“Encumbrance” means any lien, mortgage, security interest, pledge, restriction on transferability, defect of title, option or other claim, charge or encumbrance of any nature whatsoever.

“Entity” means any corporation, firm, unincorporated organization, association, partnership, limited liability company, business trust, joint stock company, joint venture or other organization, entity or business.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Entity, trade or business, any other Entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first Entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first Entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“EUR” means the lawful single currency of the Institutions of the European Union.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” has the meaning set forth in Section 5.1.

“Excluded Liabilities” has the meaning set forth in Section 5.1.

“FCA” means the Financial Conduct Authority.

“FCC” means the United States Federal Communications Commission.

“Financing” has the meaning set forth in Section 4.14(a).

“Financing Documents” has the meaning set forth in Section 4.14(b).

“Financing Failure” has the meaning set forth in Section 8.1(j)(ii).

“Financing Failure Termination Fee” means a cash amount equal to Ten Billion Dollars ($10,000,000,000).

“Financing Related Party” has the meaning set forth in Section 8.3(g).

“Financing Sources” has the meaning set forth in Section 4.14(a).

“FSMA” means the Financial Services and Markets Act 2000.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Entity” means any federal, state, territorial, county, municipal, local, multinational or other government or governmental agency or body or any other type of regulatory body, whether U.S. or non-U.S.

“IFRS” means International Financial Reporting Standards as adopted by the European Union.

“IRS” means the United States Internal Revenue Service.

“Indemnified Party” has the meaning set forth in Section 9.3(a).

“Indemnifying Party” has the meaning set forth in Section 9.3(a).

“Initial Verizon Press Release” has the meaning set forth in Section 5.5.

“Initial Vodafone Press Release” has the meaning set forth in Section 5.5.

“Initial Press Releases” has the meaning set forth in Section 5.5.

“Intervening Event” means a material event or circumstance (occurring or arising after the date hereof) that was neither known nor reasonably foreseeable to the Board of Directors of Verizon on the date of this Agreement, which event or circumstance becomes known to the Board of Directors of Verizon prior to the time at which Verizon receives the Verizon Requisite Vote, other than (i) general events or changes in the industries in which any of Verizon and its Subsidiaries operate; (ii) changes in the market price or trading volume of the Verizon Common Stock; provided, that this clause (ii) shall not prevent or otherwise affect a determination that any event or change in circumstances underlying such change has resulted in or contributed to an “Intervening Event”; (iii) any action taken by the parties hereto pursuant to and in compliance with this Agreement or any of the Ancillary Documents; (iv) any event or change in circumstances adversely affecting the availability or terms of the Financing or Replacement Financing; (v) any event or change in circumstances that has had or would reasonably be expected to have an adverse effect on the business, financial condition or operations of Verizon or its Subsidiaries; and (vi) the receipt, existence or terms of any proposal or offer made by any Person relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving Verizon or any of its Subsidiaries.

“JV Partnerco” means JV Partnerco LLC.

“Knowledge of Verizon” means the actual knowledge of the persons set forth in Section 1 of the Verizon Disclosure Letter.

“Knowledge of Vodafone” means the actual knowledge of the persons set forth in Section 1 of the Vodafone Disclosure Letter.

“Law” means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, ordinances, codes or orders of any Governmental Entity, (ii) any consents or approvals of any Governmental Entity and (iii) any orders, decisions, injunctions, judgments, awards, decrees of or agreements with any Governmental Entity.

“Liability” means any liability, indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement (or claims or contingencies that have not yet become liabilities) of or by any Person of any type, whether accrued, absolute, contingent, matured, unmatured, liquidated, unliquidated, known or unknown, or whether due or to become due, including any fines, penalties, interest, judgments, awards or settlements respecting any judicial, administrative or arbitration proceedings or other actions or any damages, losses, claims or demands with respect to any Law.

“Licenses” has the meaning set forth in Section 3.6(b).

“Listing Rules” means the Listing Rules of the UKLA made under Section 73A of FSMA.

“Loan Facility” has the meaning set forth in Section 4.14(a).

“LSE” means London Stock Exchange plc.

“Measurement Time” means, if the Transaction is implemented by way of the Vodafone Scheme, immediately prior to commencement of the Court Hearing on the Sanction Date, and, if the Transaction is implemented by way of the Share Purchase, 8:00 a.m. (New York time) on the Share Purchase Closing Date.

“Multiemployer Plan” has the meaning set forth in Section 4.10(a).

“NASDAQ” means the NASDAQ Stock Market.

“New Vodafone Shares” means ordinary shares in Vodafone arising as a result of the Vodafone Share Consolidation.

“New Vodafone Shares Admission” has the meaning set forth in Section 7.1(c).

“Non-Controlling Party” has the meaning set forth in Section 6.2.

“NYSE” means the New York Stock Exchange.

“Official List” means the Official List maintained by the FCA for the purposes of Section 74(1) of FSMA.

“Omnitel” has the meaning set forth in the recitals.

“Omnitel Consideration Amount” means Three Billion Five Hundred Million Dollars ($3,500,000,000).

“Omnitel Note” means the note to be issued at the Closing by Verizon if the transactions contemplated by the Omnitel Purchase Agreement are not consummated on the Closing Date, and made payable to Seller in the amount of the Omnitel Consideration Amount, having the terms provided for in Exhibit A hereto.

“Omnitel Purchase Agreement” has the meaning set forth in the recitals.

“Overseas Scheme Shareholders” has the meaning set forth in the Vodafone Scheme.

“Partner” has the meaning set forth in the Partnership Agreement.

“Partnership” has the meaning set forth in the recitals.

“Partnership Agreement” means the Amended and Restated Partnership Agreement of the Partnership, dated as of April 3, 2000, by and among certain Affiliates of Vodafone and Verizon, as amended.

“Partnership Interest” means, as of any date, with respect to each Partner of the Partnership, the entire ownership interests and rights of such Partner (expressed as a percentage) in the Partnership as of such date.

“PBGC” has the meaning set forth in Section 4.10(c).

“PCS Nucleus” means PCS Nucleus LP.

“Person” means any natural person or Entity.

“Post-Closing Tax Period” means (i) any taxable period beginning after the Closing Date and (ii) the portion of any Straddle Period beginning immediately after the Closing Date and ending at the close of the last day of the Straddle Period.

“Post-Sanction Conditions” means the conditions set forth in Sections 7.1(b)(ii)(y) and 7.1(b)(iii).

“Pre-Closing Tax Period” means (i) any taxable period ending on or before the close of the Closing Date and (ii) the portion of any Straddle Period beginning on the first day of such Straddle Period and ending at the close of the Closing Date.

“Pro Rata Portion” has the meaning set forth in Section 2.7(b).

“Proxy Statement” means the proxy statement relating to matters to be submitted to the stockholders of Verizon at the Verizon Stockholders Meeting, as may be supplemented or amended from time to time.

“Purchase Price” has the meaning set forth in Section 2.2(c).

“Reference Period” has the meaning set forth in the definition of Average Trading Price.

“Reorganization” has the meaning set forth in Section 5.1.

“Replacement Financing” has the meaning set forth in Section 5.9(b).

“Replacement Financing Documents” has the meaning set forth in Section 5.9(b).

“Replacement Financing Sources” has the meaning set forth in Section 5.9(b).

“Representatives” means, with respect to any Person, such Person’s controlled Affiliates and its and their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors.

“Requisite Regulatory Approvals” has the meaning set forth in Section 7.1(g).

“Sanction Date” has the meaning set forth in Section 7.1(b)(ii).

“Scheme Closing” means the Vodafone Scheme and the Vodafone Reduction of Capital becoming effective in accordance with their terms and the Companies Act 2006.

“Scheme Effective Date” means the date on which the Vodafone Reduction of Capital becomes effective in accordance with its terms and the Companies Act 2006.

“Scheme Longstop Date” means the date falling twenty (20) Business Days following the first scheduled date of the Court Hearing where such date falls after the satisfaction or waiver of the conditions set out in Article VII (other than the conditions set out in Sections 7.1(b)(ii) and 7.1(b)(iii)).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning set forth in the preamble.

“Seller Returns” has the meaning set forth in Section 6.1(a).

“Settlement Note” means the note to be issued by Verizon and made payable to Seller at Closing, in the form appended as Exhibit B, in an amount equal to the principal amount of the Vodafone B.V. Inc. Note plus accrued interest, which shall be settled in accordance with Section 5.19.

“Share Issuance” has the meaning set forth in Section 4.3(b).

“Share Purchase” has the meaning set forth in Section 2.5.

“Share Purchase Closing” has the meaning set forth in Section 2.5.

“Share Purchase Closing Date” has the meaning set forth in Section 2.5.

“Significant Subsidiary” means a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X of the Securities Act.

“Sold Entities” means Vodafone Finance 1, Vodafone Finance 2, Vodafone Americas Holdings, Vodafone Americas, Vodafone Holdings LLC, JV Partnerco, PCS Nucleus, Vodafone International Inc. and Vodafone B.V. Inc.

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any Entity, whether incorporated or unincorporated, of which (i) voting power to elect a majority of the board of directors or others performing similar functions with respect to such other Person is held by the first mentioned Person and/or by any one or more of its Subsidiaries or (ii) more than 50% of the equity interests of such other Person is, directly or indirectly, owned or controlled by such first mentioned Person and/or by any one or more of its Subsidiaries.

“Supplemental Tax Distributions” shall have the meaning set forth in Section 1 of the Verizon Disclosure Letter.

“Tax” or “Taxes” means any federal, state, local or foreign income, capital, corporation, gross receipts, property, sales, turnover, value-added, use, license, excise, franchise, employment, payroll, withholding, windfall profits, alternative or add on minimum, ad valorem, transfer, stamp, financial transaction or excise tax, or any other tax, custom, duty, levy, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity.

“Tax Authority” means any Governmental Entity exercising any taxing or Tax regulatory authority.

“Tax Claim” means any claim, notice, demand, assessment, letter, or other document with respect to Taxes made by any Tax Authority that, if pursued successfully, would reasonably be expected to serve as the basis for a claim for indemnification pursuant to Section 9.2(c).

“Tax Return” means any return, declaration, report or similar statement filed or required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

“Term Note” means the note to be issued by Verizon and made payable to Seller at Closing, in the form appended as Exhibit C, in the amount of Two Hundred Fifty Million Dollars ($250,000,000).

“Termination Date” has the meaning set forth in Section 8.1(b).

“Third-Party Claim” has the meaning set forth in Section 9.3(a).

“Transaction” means (a) the Vodafone Scheme and the purchase by Verizon of the Transferred Shares as contemplated thereby or (b) the Share Purchase, as applicable.

“Transferred Shares” has the meaning set forth in Section 2.1.

“UKLA” means the United Kingdom Listing Authority.

“VAI Preferred Shares” means (a) the 5.143% Class D Cumulative Preferred Stock, Series 1998, of Vodafone Americas and (b) the 5.143% Class E Cumulative Preferred Stock, Series 1998, of Vodafone Americas.

“VAT” means (a) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) and (b) any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in clause (a) above, or imposed elsewhere.

“VBIH” has the meaning set forth in the recitals.

“Verizon” has the meaning set forth in the preamble.

“Verizon Benefit Plans” means all Employee Benefit Plans, including the Verizon Stock Plans, that are sponsored, maintained, contributed to or required to be contributed to by Verizon or any of its Subsidiaries for the benefit of current or former employees, directors or consultants of Verizon or its Subsidiaries, or with respect to which Verizon or its Subsidiaries have any current, future or contingent Liability.

“Verizon Certificate Amendment” has the meaning set forth in Section 4.2(a).

“Verizon CDIs” has the meaning set forth in Section 5.2(e).

“Verizon Change Notice” has the meaning set forth in Section 5.2(f).

“Verizon Change of Recommendation” has the meaning set forth in Section 5.2(f).

“Verizon Charter Documents” has the meaning set forth in Section 4.1(c).

“Verizon Common Stock” has the meaning set forth in Section 2.2(a)(ii).

“Verizon Disclosure Document” means any registration statement, prospectus, offering memorandum, offering circular or similar disclosure document provided by or on behalf of Verizon to shareholders of Vodafone in connection with the Vodafone Scheme or the Share Purchase (including any other documents incorporated by reference therein) pursuant to the securities laws of any jurisdiction or the listing requirements of any securities exchange.

“Verizon Disclosure Letter” has the meaning set forth in Article IV.

“Verizon Fairness Opinions” has the meaning set forth in Section 4.17.

“Verizon Financial Advisors” has the meaning set forth in Section 4.17.

“Verizon Indemnitees” has the meaning set forth in Section 9.2(a).

“Verizon Indemnity Amount” has the meaning set forth in Section 6.4.

“Verizon Intellectual Property” has the meaning set forth in Section 4.13.

“Verizon Material Adverse Effect” means (i) any change, effect, event or occurrence that prevents or materially delays the ability of Verizon to consummate the Transaction or (ii) any change, effect, event or occurrence that has a material adverse effect on the financial condition, business or results of operations of Verizon and its Subsidiaries, taken as a whole; provided, however, that any changes, effects, events or occurrences will be deemed not to constitute a “Verizon Material Adverse Effect” to the extent resulting from (A) changes, effects, events or occurrences generally affecting (x) the United States or global economy or financial, debt, credit or securities markets or (y) any industry in which Verizon or its Subsidiaries operate; (B) declared or undeclared acts of war, terrorism, outbreaks or escalations of hostilities; (C) natural disasters or other force majeure events; (D) any change in GAAP or applicable Laws or regulatory or enforcement developments; (E) the failure by Verizon to meet any estimates of revenues or earnings for any period ending on or after the date hereof; provided, that the exception in this clause (E) shall not prevent or otherwise affect a determination that any change, effect, event or occurrence underlying such decline has resulted in or contributed to a “Verizon Material Adverse Effect”; (F) a decline in the price of Verizon Common Stock on the NYSE, NASDAQ or the LSE; provided, that the exception in this clause (F) shall not prevent or otherwise affect a determination that any change, effect, event or occurrence underlying such decline has resulted in or contributed to a “Verizon Material Adverse Effect”; or (G) the execution, delivery or performance of this Agreement, the Ancillary Documents or the Financing Documents (or any Replacement Financing Documents) or the public announcement or consummation of the transactions contemplated by this Agreement, the Ancillary Documents or the Financing Documents (or any Replacement Financing Documents); provided, that the exception in this clause (G) shall not apply to the representation or warranty contained in Section 4.4 to the extent that such representation or warranty purports to address the consequences resulting from the execution and delivery of this Agreement or the Ancillary Documents or the performance of obligations or consummation of the transactions contemplated by this Agreement or the Ancillary Documents; provided, however, that changes, effects, events or occurrences referred to in clauses (A), (B), (C) or (D) above shall, unless otherwise excluded, be considered for purposes of determining whether there is a “Verizon Material Adverse Effect” if and to the extent that such changes, effects, events or occurrences disproportionately adversely affect Verizon and its Subsidiaries, as compared to other companies operating in the industries in which Verizon and its Subsidiaries operate.

“Verizon Material Contract” has the meaning set forth in Section 4.12(a).

“Verizon Notes” means the notes to be issued at the Closing by Verizon and made payable to Seller in the aggregate amount of Five Billion Dollars ($5,000,000,000), having the terms provided for in Exhibit D hereto.

“Verizon Preferred Stock” has the meaning set forth in Section 4.2(a).

“Verizon Recommendation” has the meaning set forth in Section 5.2(f).

“Verizon Recommendation Change Fee” means a cash amount equal to Four Billion Six Hundred Fifty Million Dollars ($4,650,000,000).

“Verizon Registration Statement” has the meaning set forth in Section 5.2(c).

“Verizon Related Party” means Verizon and its Affiliates (including, upon and after the Closing, the Sold Entities), and the respective past or present directors, managers, officers, agents, employees, members, partners, successors and assigns of the foregoing.

“Verizon Releasing Persons” has the meaning set forth in Section 5.15(c).

“Verizon Requisite Vote” has the meaning set forth in Section 4.3(c).

“Verizon Returns” has the meaning set forth in Section 6.1(b).

“Verizon Reverse Termination Fee” means a cash amount equal to One Billion Five Hundred Fifty Million Dollars ($1,550,000,000).

“Verizon SEC Documents” has the meaning set forth in Section 4.5(a).

“Verizon Shares” has the meaning set forth in Section 2.2(a)(ii).

“Verizon Stockholders Meeting” has the meaning set forth in Section 5.2(b).

“Verizon Stock Option” means each option to purchase Verizon Common Stock granted pursuant to a Verizon Stock Plan that is outstanding and unexercised as of the Closing Date.

“Verizon Stock Plans” means the 2009 Verizon Long-Term Incentive Plan and the Verizon Broad-Based Incentive Plan, each as may be amended from time to time, and any other plan, policy or arrangement, including any Verizon Benefit Plan or Contract, pursuant to which Verizon Stock Options or other awards based on, in respect of, or denominated in Verizon Common Stock have been granted.

“Verizon Termination Fee” has the meaning set forth in Section 8.3(a).

“Verizon UK Admission” has the meaning set forth in Section 5.2(d).

“Verizon UK Prospectus” has the meaning set forth in Section 5.2(d).

“Verizon US Prospectus” has the meaning set forth in Section 5.2(d).

“Vodafone” has the meaning set forth in the preamble.

“Vodafone Americas” means Vodafone Americas Inc.

“Vodafone Americas Holdings” means Vodafone Americas Holdings Inc.

“Vodafone B.V. Inc.” means Vodafone International Business Ventures Inc., an entity to be incorporated as provided in Schedule 5.1.

“Vodafone B.V. Inc. Note” means the loan note issued by Vodafone and held by Vodafone B.V. Inc. pursuant to the Reorganization, in the form appended as Exhibit E, which shall remain outstanding immediately following the consummation of the sale of the Transferred Shares and which shall be settled in accordance with Section 5.19.

“Vodafone Change of Recommendation” has the meaning set forth in Section 5.3(d).

“Vodafone Circular” has the meaning set forth in Section 5.3(a)(ii).

“Vodafone Circular Posting Date” means the date on which the Vodafone Circular is published.

“Vodafone Class B Shares” means the class B shares in the capital of Vodafone to be issued by Vodafone in accordance with the terms of the Vodafone Scheme, having the rights and restrictions specified in the special resolution to be set out in the Vodafone Circular.

“Vodafone Class C Shares” means the class C shares in the capital of Vodafone to be issued by Vodafone in accordance with the terms of the Vodafone Scheme, having the rights and restrictions specified in the special resolution to be set out in the Vodafone Circular.

“Vodafone Direction Letter” has the meaning set forth in Section 2.6(a)(ii).

“Vodafone Disclosure Letter” has the meaning set forth in Article III.

“Vodafone Distribution Record Date” has the meaning set forth in Section 2.7(a).

“Vodafone Distribution Record Holders” has the meaning set forth in Section 2.7(a).

“Vodafone Benefit Plans” means all Employee Benefit Plans, including the Vodafone Stock Plans, that are sponsored, maintained, contributed to or required to be contributed to by Vodafone or its Subsidiaries for the benefit of current or former employees, directors or consultants of Vodafone or its Subsidiaries, or with respect to which Vodafone or its Subsidiaries have any current, future or contingent Liability.

“Vodafone Europe” has the meaning set forth in the recitals.

“Vodafone Finance 1” means Vodafone Americas Finance 1 Inc.

“Vodafone Finance 2” means Vodafone Americas Finance 2 Inc.

“Vodafone Holdings LLC” means Vodafone Holdings LLC.

“Vodafone Indemnitees” has the meaning set forth in Section 9.2(b).

“Vodafone International Inc.” means Vodafone International Inc.

“Vodafone Material Adverse Effect” means any change, effect, event or occurrence that, individually or in the aggregate with any other changes, effects, events or occurrences, prevents or materially delays the ability of Vodafone to consummate the Transaction.

“Vodafone Material Adverse Financial Effect” has the meaning set forth in Section 8.1.

“Vodafone Ordinary Shares” has the meaning set forth in Section 2.7(a).

“Vodafone Partners” means PCS Nucleus and JV Partnerco.

“Vodafone Recommendation” has the meaning set forth in Section 5.3(d).

“Vodafone Reduction of Capital” means the proposed reductions of capital of Vodafone under Chapter 10 of Part 17 of the Companies Act to be undertaken pursuant to the Vodafone Scheme, being (i) the reduction or cancellation of Vodafone’s share premium account; (ii) the cancellation of Vodafone’s capital redemption reserve; (iii) the cancellation of the Vodafone Class B Shares; and (iv) if applicable, the cancellation of the Vodafone Class C Shares, but subject always to Section 5.4(b).

“Vodafone Related Party” means Vodafone and its Affiliates and the respective past or present directors, managers, officers, agents, employees, members, partners, successors and assigns of (i) the foregoing or (ii) the Partnership or any of its Subsidiaries that, in the case of clause (ii), were designated or appointed by Vodafone or any of its Affiliates.

“Vodafone Releasing Persons” has the meaning set forth in Section 5.15(c).

“Vodafone Requisite Scheme Vote” has the meaning set forth in Section 3.2(c)(i).

“Vodafone Requisite Share Purchase Vote” has the meaning set forth in Section 3.2(c)(ii).

“Vodafone Resolutions” has the meaning set forth in Section 5.3(a)(vii).

“Vodafone Sale Resolutions” has the meaning set forth in Section 5.3(a)(vii).

“Vodafone Scheme” means the scheme of arrangement between Vodafone and its shareholders under Part 26 of the Companies Act, the terms of which shall be included in the Vodafone Circular and shall, subject always to Section 5.4(b), be in the form appended as Exhibit F.

“Vodafone Share Consolidation” means the proposed subdivision and consolidation of Vodafone’s share capital pursuant to the Vodafone Scheme, on terms to be set out in the Vodafone Circular.

“Vodafone Shareholders” means, collectively, the holders of the Vodafone Ordinary Shares and, following the issuance of the Vodafone Class B Shares and the Vodafone Class C Shares in accordance with the Vodafone Scheme, the Vodafone Class B Shares and the Vodafone Class C Shares and, following the Scheme Closing (if applicable), the New Vodafone Shares.

“Vodafone Shareholders Meeting” has the meaning set forth in Section 3.2(c)(i).

“Vodafone Stock Plans” means the Vodafone Group 1999 Long-Term Stock Incentive Plan, the Vodafone Group 2008 Sharesave Plan, the Vodafone Global Long-Term Incentive Plan, the Vodafone Global Incentive Plan and the Vodafone Share Incentive Plan, each as may be amended from time to time, and any other plan, policy or arrangement, including any Vodafone Benefit Plan or Contract pursuant to which awards based on, in respect of, or denominated in Vodafone capital stock have been granted.

“Vodafone Termination Fee” means a cash amount equal to One Billion Five Hundred Fifty Million Dollars ($1,550,000,000).

“Vodafone UK Pension Plan” has the meaning set forth in Section 3.14.

ARTICLE II

PURCHASE AND SALE OF TRANSFERRED SHARES

2.1 Purchase and Sale of Transferred Shares. Upon the terms and subject to the conditions set forth in this Agreement and pursuant to the Transaction, at the Closing, Seller will sell, assign, transfer and convey to Verizon, and Verizon will purchase and acquire from Seller, all of the issued and outstanding capital stock of Vodafone Finance 1 (collectively, the “Transferred Shares”), free and clear of any Encumbrance. As a result of Verizon’s acquisition of the Transferred Shares, each of the Sold Entities shall, except as a result of the existence of the VAI Preferred Shares, become a direct or indirect wholly owned Subsidiary of Verizon. Subject to Section 2.3, the Transaction shall be implemented by way of the Vodafone Scheme, unless the Vodafone Requisite Scheme Vote is not obtained, any condition set forth in Section 7.1(b) or 7.1(c) is not satisfied or waived or the Vodafone Scheme lapses in accordance with its terms or is withdrawn, in which case the Transaction shall be implemented by way of the Share Purchase, subject to Section 2.5. If Seller fails to perform its obligations pursuant to this Section 2.1, Vodafone shall procure that Seller does so and Vodafone shall be jointly and severally liable to Verizon for any default by Seller in performing its obligations under this clause.

2.2 Consideration for Transferred Shares.

(a) Upon the terms and subject to the conditions set forth in this Agreement and pursuant to the Transaction, at the Closing, Verizon shall:

(i) pay to Seller an amount in cash equal to (A) Fifty-Eight Billion Eight Hundred Eighty-Six Million Dollars ($58,886,000,000), plus (B) if so elected by Verizon pursuant to Section 2.2(b), the Cash Election Amount, plus (C) unless the failure to consummate the Closing prior to May 1, 2014 results from a breach by Vodafone or Seller of this Agreement, an amount equal to the Cash Flow Adjustment Amount, if any (collectively, the “Cash Consideration”);

(ii) issue and deliver an aggregate number of shares of common stock of Verizon, par value $0.10 per share (the “Verizon Common Stock”), equal to the quotient obtained by dividing (A) the difference (the “Adjusted Verizon Share Amount”) between (x) Sixty Billion One Hundred Fifty Million Dollars ($60,150,000,000) (the “Base Verizon Share Amount”) and (y) the Cash

Election Amount (if any), by (B) the Adjusted Closing Price (the “Verizon Shares”); provided, that in the event of any stock split, reverse stock split, stock dividend or dividend payable in other securities, reorganization, reclassification, merger, combination, recapitalization, or other like event that occurs after the date hereof and prior to the Closing (or in respect of which a record date or effective date, as applicable, has been declared and passed within such period) that changes the outstanding shares of Verizon Common Stock into a different number of shares or a different class of stock, then any number, amount or definition contained herein that is used for purposes of determining the number of Verizon Shares to be received by the Vodafone Shareholders will be appropriately adjusted to provide the Vodafone Shareholders with the same economic effect as contemplated by this Agreement prior to such event; provided, further, that the aggregate payment hereunder to be made in the form of Verizon Shares shall be made only in whole shares of Verizon Common Stock, and any fractional share shall be rounded up to the nearest whole share;

(iii) deliver the Verizon Notes to Seller;

(iv) deliver the Term Note to Seller; and

(v) deliver the Settlement Note to Seller.

(b) No later than ten (10) Business Days prior to the Vodafone Circular Posting Date, Verizon may on a single occasion (subject to the below proviso), in its sole discretion, elect to increase the amount of the Cash Consideration payable pursuant to Section 2.2(a)(i) (a “Cash Election”) by up to Fifteen Billion Dollars ($15,000,000,000), and reduce the Adjusted Verizon Share Amount pursuant to Section 2.2(a)(ii)(A) by an amount equal to such increase, by delivery of a written notice to Vodafone (a “Cash Election Notice”) specifying the additional amount of Cash Consideration to be paid pursuant to such election (together with any amount elected pursuant to the proviso to this sentence, the “Cash Election Amount”); provided, in addition to any Cash Election previously made, on a single occasion during the period after the date of the Verizon Shareholders Meeting and prior to the date that is ten (10) Business Days prior to the anticipated Closing Date, if the Verizon Certificate Amendment has not been approved by the Verizon Shareholders, then Verizon may make a Cash Election for a Cash Election Amount of up to the lesser of (x) Five Billion Dollars ($5,000,000,000) and (y) Fifteen Billion Dollars ($15,000,000,000) minus the Cash Election Amount of any Cash Election previously made; provided, further, that upon the making of any Cash Election, the representations and warranties contained in Section 4.14 (Financing) remain true and accurate in all material respects after giving effect to such Cash Election.

(c) (i) If the transactions contemplated by the Omnitel Purchase Agreement are consummated on the Closing Date, Verizon shall pay, or cause to be paid, by wire transfer or intrabank transfer of immediately available funds to an account designated by Vodafone no later than the close of business on the third (3rd) Business Day prior to the Closing Date, cash in the amount of the Omnitel Consideration Amount or (ii) if the transactions contemplated by the Omnitel Purchase Agreement are not consummated on the Closing Date, Verizon shall deliver to Seller the Omnitel Note, duly executed by Verizon (the Omnitel Consideration Amount or the Omnitel Note, as applicable, together with the Cash Consideration, Verizon Shares, Verizon Notes, Settlement Note and the Term Note, collectively, the “Purchase Price”).

2.3 Scheme Closing. Subject to the terms and conditions of this Agreement, (a) the Scheme Closing shall occur on the date that the condition set forth in Section 7.1(b)(iii)(y) is satisfied, (b) Vodafone shall use commercially reasonable efforts to cause to be satisfied the condition set forth in Section 7.1(b)(iii)(x) on the date that the condition set forth in Section 7.1(b)(ii)(x) is satisfied, or at such other time as Verizon and Vodafone may agree in writing and (c) Vodafone shall use commercially reasonable efforts to cause to be satisfied the condition set forth in Section 7.1(b)(iii)(y) on the date that the condition set forth in Section 7.1(b)(ii)(y) is satisfied, or at such other time as Verizon and Vodafone may agree in writing. For the avoidance of doubt, the Court Hearing shall not be held until all of the conditions set forth in Article VII have been satisfied (or, to the extent permitted by applicable Law, waived in a writing signed by the party for whose benefit the condition exists) other than the conditions set forth in Sections 7.1(b)(ii) and 7.1(b)(iii). The purchase and sale of the Transferred Shares in connection with the Scheme Closing shall take place on the Scheme Effective Date at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, NY, or at such other place as Verizon and Vodafone may agree in writing. Upon the earlier of (i) the Scheme Longstop Date and (ii) the date on which the Vodafone Scheme lapses in accordance with its terms or is withdrawn, or as Verizon and Vodafone may otherwise agree in writing, this Section 2.3 shall be of no further force and effect.

2.4 Vodafone Scheme Closing Deliverables. The provisions of this Section 2.4 shall apply (for the avoidance of doubt, without prejudice to the provisions of the Scheme, which shall apply) if the Transaction is implemented by way of the Vodafone Scheme, but not if it is implemented by way of the Share Purchase.

(a) Distribution of Verizon Shares. Promptly following the Scheme Closing, pursuant to and in accordance with the terms of the Vodafone Scheme, the Verizon Shares shall be distributed by or on behalf of Verizon to the Vodafone Shareholders in respect of their Vodafone Class B Shares or Vodafone Class C Shares, as applicable.

(b) Payment of Cash Consideration. If the Transaction is implemented pursuant to the Vodafone Scheme, payment of the Cash Consideration will be made at the Closing by wire transfer or intrabank transfer of immediately available funds to Seller or such other Person as Vodafone may direct to an account or accounts designated by Vodafone in writing, such designation to be made no later than the close of business on the third (3rd) Business Day prior to the Closing Date.

(c) Vodafone Deliverables. At or prior to the Scheme Effective Date or, in the case of clauses (ii) through (vi) of this Section 2.4(c), at or prior to the Measurement Time, Vodafone shall deliver, or cause to be delivered, to Verizon (or to a wholly owned Affiliate of Verizon designated by Verizon or as otherwise set forth below), the following:

(i) certificates representing the Transferred Shares, duly endorsed in blank or with stock powers duly executed in proper form for transfer in favor of Verizon (or to a wholly owned Affiliate of Verizon designated by Verizon);

(ii) a certificate of an executive officer of Vodafone to the effect that the Reorganization has been completed pursuant to Section 5.1;

(iii) duly executed letters of resignation, effective as of the Scheme Effective Date, providing for the resignation of all of the persons holding the positions of a director, officer or Representative (as defined in the Partnership Agreement) (A) of the Partnership or any of its Subsidiaries who were appointed to such position by Vodafone or any of its Affiliates or (B) of any of the Sold Entities, in each case in office immediately prior to the Closing;

(iv) a certification from Vodafone Finance 1 that complies with Treasury Regulation Section 1.1445-2(c)(3), dated no more than thirty (30) days prior to the Scheme Effective Date and signed by a responsible corporate officer of Vodafone Finance 1, that the Transferred Shares are not a “United States real property interest” (as defined in Section 897(c)(1) of the Code), and proof reasonably satisfactory to Verizon that Vodafone Finance 1 has provided notice of such certification to the IRS in accordance with the provisions of Treasury Regulation Section 1.897-2(h)(2);

(v) a certificate of an executive officer of Vodafone to the effect set forth in Section 7.3(c); and

(vi) any other documents, instruments or agreements that are reasonably requested by Verizon in connection with the consummation of the transactions contemplated hereby.

(d) Other Verizon Deliverables. At or prior to the Scheme Effective Date or, in the case of clauses (v) through (vii) of this Section 2.4(d), at or prior to the Measurement Time, Verizon shall deliver, or cause to be delivered, to Vodafone (or to a wholly owned Affiliate of Vodafone designated by Vodafone or as otherwise set forth below), the following:

(i) (A) if the transactions contemplated by the Omnitel Purchase Agreement are consummated on the Scheme Effective Date, payment, by wire transfer or intrabank transfer of immediately available funds to an account designated by Vodafone no later than the close of business on the third (3rd) Business Day prior to the Scheme Effective Date, of cash in the amount of the Omnitel Consideration Amount or (B) if the transactions contemplated by the Omnitel Purchase Agreement are not consummated on the Scheme Effective Date, the Omnitel Note, duly executed by Verizon;

(ii) the Verizon Notes, duly executed by Verizon and authenticated by the trustee under the indenture pursuant to which the Verizon Notes are issued;

(iii) the Settlement Note (which shall be delivered to Seller), duly executed by Verizon;

(iv) the Term Note, duly executed by Verizon;

(v) if Verizon determines (using commercially reasonable efforts) that the Verizon Shares do not constitute a “United States real property interest” (as defined in Section 897(c)(1) of the Code), a certification from Verizon that complies with Treasury Regulation Section 1.1445-2(c)(3), dated no more than thirty (30) days prior to the Scheme Effective Date and signed by a responsible corporate officer of Verizon, that the Verizon Shares are not a United States real property interest (as so defined) to Vodafone or its Subsidiaries, and proof reasonably satisfactory to Vodafone that Verizon has provided notice of such certification to the IRS in accordance with the provisions of Treasury Regulation Section 1.897-2(h)(2);

(vi) a certificate of an executive officer of Verizon to the effect set forth in Section 7.2(c); and

(vii) any other documents, instruments or agreements which are reasonably requested by Vodafone in connection with the consummation of the transactions contemplated hereby.

2.5 Share Purchase Closing. Subject to the terms and conditions of this Agreement, unless the Scheme Closing shall have occurred, the closing (the “Share Purchase Closing”) of the Transaction in accordance with Sections 2.6 and 2.7 (the “Share Purchase”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, NY, at 10:00 a.m., New York time, on the fifth (5th) Business Day (the “Share Purchase Closing Date”) after the later of (a) the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VII (other than the conditions set forth in Sections 7.1(b) and 7.1(c) and any condition to the Share Purchase that by its nature cannot be satisfied until the Share Purchase Closing, but subject to the satisfaction or waiver (to the extent permitted by applicable Law) by the party or parties entitled to the benefits thereof of such conditions at such time) and (b) the earlier of (i) the Scheme Longstop Date and (ii) the date on which the Vodafone Scheme lapses in accordance with its terms or is withdrawn, or at such other time or place as Verizon and Vodafone may agree in writing. If the Scheme Closing shall have occurred, this Section 2.5 shall be of no further force and effect.

2.6 Share Purchase Closing Deliverables. The provisions of this Section 2.6 shall apply if the Transaction is implemented by way of the Share Purchase, but not if it is implemented by way of the Vodafone Scheme.

(a) Vodafone Deliverables. At or prior to the Share Purchase Closing, Vodafone shall deliver, or cause to be delivered, to Verizon (or to a wholly owned Affiliate of Verizon designated by Verizon or as otherwise set forth below), the following:

(i) certificates representing the Transferred Shares, duly endorsed in blank or with stock powers duly executed in proper form for transfer in favor of Verizon (or to a wholly owned Affiliate of Verizon designated by Verizon);

(ii) the direction letter, substantially in the form attached hereto as Exhibit G (the “Vodafone Direction Letter”), duly executed by Vodafone;

(iii) a duly executed copy of the Distribution Agent Agreement;

(iv) a certificate of an executive officer of Vodafone to the effect that the Reorganization has been completed pursuant to Section 5.1;

(v) duly executed letters of resignation, effective as of the Share Purchase Closing Date, providing for the resignation of all of the persons holding the positions of a director, officer or Representative (as defined in the Partnership Agreement) (A) of the Partnership or any of its Subsidiaries who were appointed to such position by Vodafone or any of its Affiliates or (B) of any of the Sold Entities, in each case in office immediately prior to the Closing;

(vi) a certification from Vodafone Finance 1 that complies with Treasury Regulation Section 1.1445-2(c)(3), dated no more than thirty (30) days prior to the Share Purchase Closing Date and signed by a responsible corporate officer of Vodafone Finance 1, that the Transferred Shares are not a “United States real property interest” (as defined in
Section 897(c)(1) of the Code), and proof reasonably satisfactory to Verizon that Vodafone Finance 1 has provided notice of such certification to the IRS in accordance with the provisions of Treasury Regulation Section 1.897-2(h)(2);

(vii) a certificate of an executive officer of Vodafone to the effect set forth in Section 7.3(c); and

(viii) any other documents, instruments or agreements that are reasonably requested by Verizon in connection with the consummation of the transactions contemplated hereby.

(b) Verizon Deliverables. At or prior to the Share Purchase Closing, Verizon shall deliver, or cause to be delivered, to Vodafone (or to a wholly owned Affiliate of Vodafone designated by Vodafone or as otherwise set forth below), the following:

(i) payment of the Cash Consideration, by wire transfer or intrabank transfer of immediately available funds, to Seller or such other Person as Vodafone may direct, to an account or accounts designated by Vodafone in writing, such designation to be made not later than the close of business on the third (3rd) Business Day prior to the Share Purchase Closing Date;

(ii) (A) if the transactions contemplated by the Omnitel Purchase Agreement are consummated on the Share Purchase Closing Date, payment, by wire transfer or intrabank transfer of immediately available funds to an account designated by Vodafone no later than the close of business on the third (3rd) Business Day prior to the Share Purchase Closing Date, of cash in the amount of the Omnitel Consideration Amount or (B) if the transactions contemplated by the Omnitel Purchase Agreement are not consummated on the Share Purchase Closing Date, the Omnitel Note, duly executed by Verizon;

(iii) evidence of the book-entry issuance of the Verizon Shares, which Verizon Shares will be deposited by Verizon with the Distribution Agent in accordance with the Vodafone Direction Letter;

(iv) the Verizon Notes, duly executed by Verizon and authenticated by the trustee under the indenture pursuant to which the Verizon Notes are issued;

(v) the Settlement Note (which shall be delivered to Seller), duly executed by Verizon;

(vi) the Term Note, duly executed by Verizon;

(vii) if Verizon determines (using commercially reasonable efforts) that the Verizon Shares do not constitute a “United States real property interest” (as defined in Section 897(c)(1) of the Code), a certification from Verizon that complies with Treasury Regulation Section 1.1445-2(c)(3), dated no more than thirty (30) days prior to the Share Purchase Closing Date and signed by a responsible corporate officer of Verizon, that the Verizon Shares are not a United States real property interest (as so defined) to Vodafone or its Subsidiaries, and proof reasonably satisfactory to Vodafone that Verizon has provided notice of such certification to the IRS in accordance with the provisions of Treasury Regulation Section 1.897-2(h)(2);

(viii) a certificate of an executive officer of Verizon to the effect set forth in Section 7.2(c); and

(ix) any other documents, instruments or agreements which are reasonably requested by Vodafone in connection with the consummation of the transactions contemplated hereby.

2.7 Distribution of the Verizon Shares following a Share Purchase Closing. The provisions of this Section 2.7 shall apply if the Transaction is implemented by way of the Share Purchase, but not if it is implemented by way of the Vodafone Scheme. As soon as practicable after the date of this Agreement and the selection of the Distribution Agent, the parties shall discuss with Vodafone’s registrar and the Distribution Agent the method pursuant to which the parties will accomplish the prompt and efficient distribution of the Verizon Shares to the Vodafone Distribution Record Holders in accordance with Law, Vodafone’s articles of association and market practice. In the absence of agreement pursuant to the preceding sentence, the parties will take the actions specified in clauses (a)-(d) of this Section 2.7.

(a) Distribution Agent. Prior to the Share Purchase Closing, Vodafone shall enter into an agreement (the “Distribution Agent Agreement”) with such bank, trust company or other appropriate service provider as may be mutually agreed by Verizon and Vodafone (the “Distribution Agent”), which agreement shall provide that Verizon shall deposit the Verizon Shares pursuant to the Vodafone Direction Letter, with the Distribution Agent on the Share Purchase Closing, for the benefit of the holders of the Vodafone ordinary shares, par value 11 and 3/7ths cents per share (the “Vodafone Ordinary Shares”) as of the close of business on a date determined by the Board of Directors of Vodafone (such date, the “Vodafone Distribution Record Date” and such holders as of the Vodafone Distribution Record Date, the “Vodafone Distribution Record Holders”), for distribution in accordance with this Section 2.7.

(b) Distribution Procedures. Vodafone shall, if necessary to effect the distribution of the Verizon Shares required by this Section 2.7(b), declare such a dividend as shall enable such distribution to be effected Lawfully and shall instruct the Distribution Agent to distribute, as soon as reasonably practicable after the Share Purchase Closing, to each Vodafone Distribution Record Holder that number of whole shares of Verizon Common Stock representing such Vodafone Distribution Record Holder’s Pro Rata Portion of the Verizon Shares and cash in lieu of fractional shares pursuant to Section 2.7(c). No interest shall be paid or will accrue on the Verizon Shares or any cash payable to the Vodafone Distribution Record Holders pursuant to the provisions of this Agreement. “Pro Rata Portion” means the percentage obtained by dividing (i) the number of Vodafone Ordinary Shares owned by a Vodafone Distribution Record Holder by (ii) the total number of Vodafone Ordinary Shares issued and outstanding as of the Vodafone Distribution Record Date.

(c) No Fractional Shares. Notwithstanding anything herein to the contrary, no fractional shares of Verizon Common Stock shall be distributed to Vodafone Distribution Record Holders, and any such fractional share interests to which a Vodafone Distribution Record Holder would otherwise be entitled shall not entitle such Vodafone Distribution Record Holder to vote or to any other rights as a stockholder of Verizon. In lieu of any such fractional shares, each Vodafone Distribution Record Holder who, but for the provisions of this Section 2.7(c), would be entitled to receive a fractional share interest of Verizon Common Stock pursuant to this Section 2.7, shall be paid cash, without any interest thereon, as hereinafter provided. Vodafone shall instruct the Distribution Agent to determine the number of whole shares and fractional shares of Verizon Common Stock allocable to each Vodafone Distribution Record Holder, to aggregate all such fractional shares into whole shares, to sell the whole shares obtained thereby in the open market at the then-prevailing prices on behalf of each Vodafone Distribution Record Holder who otherwise would be entitled to receive fractional share interests and to distribute to each such Vodafone Distribution Record Holder his, her or its ratable share of the total proceeds of such sale, after making appropriate deductions of the amounts required for Tax withholding purposes and after deducting any applicable transfer Taxes and the costs and expenses of such sale and distribution, including brokers fees and commissions. The sales of fractional shares shall occur as soon after the Share Purchase Closing as practicable and as determined by the Distribution Agent. None of Verizon, Vodafone or the Distribution Agent shall guarantee any minimum sale price for the fractional shares of

Verizon Common Stock. None of Verizon, Vodafone or the Distribution Agent shall pay any interest on the proceeds from the sale of fractional shares. The Distribution Agent shall have the sole discretion to select the broker-dealers through which to sell the aggregated fractional shares and to determine when, how and at what price to sell such shares. Neither the Distribution Agent nor the broker-dealers through which the aggregated fractional shares are sold shall be Affiliates of Verizon or Vodafone.

(d) Unclaimed Stock or Cash. Any Verizon Common Stock or cash in lieu of fractional shares with respect to Verizon Common Stock that remain unclaimed by any Vodafone Distribution Record Holder one (1) year after the Share Purchase Closing Date shall be delivered to Vodafone. Vodafone shall hold such Verizon Common Stock for the account of such Vodafone Distribution Record Holder and the parties agree that all obligations to provide such Verizon Common Stock and cash, if any, in lieu of fractional share interests shall be obligations of Vodafone, subject in each case to applicable escheat or other abandoned property Laws, and Verizon shall have no Liability with respect thereto. For the avoidance of doubt, Vodafone shall have no right to vote any such unclaimed shares of Verizon Common Stock on behalf of any Vodafone Distribution Record Holder.

2.8 Withholding. Verizon shall be entitled to deduct and withhold from the consideration otherwise payable under this Agreement, such amounts as are required to be withheld or deducted under any Tax Law with respect to the making of such payment; provided, that Verizon shall notify and consult with Vodafone prior to making any such withholding or deduction. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF VODAFONE

Except as set forth in the corresponding sections of the disclosure letter delivered to Verizon on or prior to entering into this Agreement (the “Vodafone Disclosure Letter”) (it being agreed that disclosure of any item in any part of the Vodafone Disclosure Letter shall be deemed disclosure with respect to any other part to which the relevance of such item is reasonably apparent), Vodafone hereby makes the following representations and warranties (a) on the date hereof and (b) on the Measurement Time (except in either case to the extent such representation is made as of an earlier date (in which case on and as of such earlier date)):

3.1 Organization and Qualification. Vodafone is a public limited company duly incorporated and validly existing under the Laws of England and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of Seller and each Sold Entity is duly organized, validly existing in good standing under the Laws of the jurisdiction of its incorporation or organization (with respect to jurisdictions that recognize the concept of good standing) and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of Seller and each Sold Entity is duly licensed or qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties or assets owned or leased by it makes such licensing or qualification necessary, except for such failures to be so licensed, qualified or in good standing as would not reasonably be expected to have, individually or in the aggregate, a Vodafone Material Adverse Effect. Vodafone has filed with the SEC a correct and complete copy of its articles of association, as in force at the date of this Agreement, and made available to Verizon correct and complete copies of the organizational documents (including the certificate of incorporation and bylaws, or comparable documents) of each of Seller and each Sold Entity, in each case as amended to the date of this Agreement.

3.2 Authority.

(a) Each of Vodafone and Seller has the requisite power and authority to execute and deliver this Agreement and, subject to obtaining the approvals set out in Section 3.2(c) below, to consummate the transactions contemplated hereby, and such execution, delivery and, subject to obtaining the approvals set out in Section 3.2(c) below, consummation have been duly authorized by all necessary action. This Agreement has been duly executed and delivered by Vodafone and Seller and, assuming the due execution and delivery by Verizon, constitutes the valid and binding obligation thereof, enforceable against Vodafone and Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency and similar federal and state Laws generally affecting the rights and remedies of creditors and general principles of equity, whether considered in a proceeding at law or in equity.

(b) The Board of Directors of Vodafone, at a meeting duly called and held on September 1, 2013, has (i) approved this Agreement and the transactions contemplated by this Agreement and the Ancillary Documents, and (ii) resolved to make the Vodafone Recommendation and to include the Vodafone Recommendation in the Vodafone Circular (subject to Section 5.3(d)) substantially on the following terms:

“The Board considers that the [Proposals] are in the best interests of Vodafone Shareholders as a whole and accordingly unanimously recommends that all Vodafone Shareholders vote in favour of the Scheme of Arrangement at the Court Meeting and the Resolutions at the Vodafone Shareholders Meeting, as the Directors intend to do in respect of their own beneficial shareholdings. The Vodafone Board, which has been so advised by Goldman Sachs and UBS, considers the terms of the [Transactions] to be fair and reasonable so far as the Vodafone Shareholders are concerned. In providing financial advice to the Vodafone Board, Goldman Sachs and UBS have each taken into account the commercial assessments of the Directors.”

(c) (i) The approval of the Vodafone Scheme at the Court Meeting and the passing of the Vodafone Resolutions at a duly convened and held general meeting of Vodafone (the “Vodafone Shareholders Meeting”), in each case by the requisite majority (the “Vodafone Requisite Scheme Vote”), are the only votes of the holders of any class or series of the equity interests of Vodafone necessary to approve and consummate the Transaction by way of the Vodafone Scheme as contemplated by this Agreement, and (ii) the approval of the Vodafone Sale Resolutions at the Vodafone Shareholders Meeting by the requisite majority (the “Vodafone Requisite Share Purchase Vote”) is the only vote of the holders of any class or series of the equity interests of Vodafone necessary to approve and consummate the Transaction by way of the Share Purchase as contemplated by this Agreement.

3.3 Consents. Neither the execution and delivery of this Agreement by Vodafone nor the execution and delivery of the Omnitel Purchase Agreement by Vodafone Europe, nor the consummation of the transactions contemplated hereby (including the Reorganization) or thereby, will (a) conflict with, or result in any breach or violation of, any provision of the organizational documents of Vodafone, Seller, Vodafone Europe, Omnitel or any of the Sold Entities; (b) constitute, with or without notice or the passage of time or both, a breach, violation or default, create an Encumbrance, or give rise to any right of termination, modification, cancellation, prepayment or acceleration, under any order, writ, injunction, decree, Law, statute, rule or regulation, governmental permit or license, or any mortgage, indenture, lease, agreement or other instrument of Vodafone, Seller, Vodafone Europe, Omnitel or the Sold Entities or to which Vodafone, Seller, Vodafone Europe, Omnitel or the Sold Entities or any of their respective assets or properties are subject, except in each case which would not reasonably be expected to have, individually or in the aggregate, a Vodafone Material Adverse Effect; or (c) require any consent, approval, or authorization of, waiver by, notification to, or filing with, any Governmental Entity on the part of Vodafone, Seller, Vodafone Europe, Omnitel or the Sold Entities other than (i) the filing of certificates and other documents with respect to the Reorganization transaction contemplated in Schedule 5.1 hereto, (ii) filings with the FCC or in connection with the transactions contemplated in the Omnitel Purchase Agreement and (iii) such other consents, approvals, authorizations, waivers, notifications or filings the failure of which to be obtained or made would not reasonably be expected to have, individually or in the aggregate, a Vodafone Material Adverse Effect.

3.4 No Liabilities of the Sold Entities; Assets of the Sold Entities.

(a) As of the Closing Date and following completion of the Reorganization, there will be no Liabilities of any Sold Entity of any kind, other than Liabilities (i) set forth on Section 3.4(a) of the Vodafone Disclosure Letter or that exist between such Sold Entity and another Sold Entity arising from the Reorganization, (ii) in the case of each Vodafone Partner, of and in respect of the Partnership pursuant to such Vodafone Partner’s ownership of its Partnership Interest and (iii) for Taxes of the Sold Entities.

(b) As of the Closing Date and following completion of the Reorganization, none of the Sold Entities will be party to any Contract or will have any assets other than (i) as set forth on Section 3.4(b) of the Vodafone Disclosure Letter or that exist between such Sold Entity and another Sold Entity arising from the Reorganization, (ii) in the case of any Sold Entity that owns another Sold Entity, ownership of such other Sold Entity and (iii) in the case of any Sold Entity which is also a Vodafone Partner, (x) Contracts with the Partnership or its Subsidiaries, Verizon or wholly owned Subsidiaries of Verizon in respect thereof and (y) ownership of any Partnership Interest. As of the Closing Date and

following completion of the Reorganization, none of the Sold Entities will employ any persons or sponsor, maintain, contribute to or be required to contribute to any Employee Benefit Plan, or have any current, future or contingent Liability in respect of any Employee Benefit Plan, in each case other than Excluded Liabilities.

(c) As of the Closing Date and following completion of the Reorganization, there is no Liability for, or obligation with respect to, any dividends or distributions declared or to be declared or accumulated but unpaid with respect to any shares of the capital stock or other equity interests of any Sold Entity. As of the most recent Dividend Payment Date, there were no accrued and unpaid dividends with respect to the VAI Preferred Shares.

3.5 Litigation. There are no (a) investigations or proceedings pending (or, to the Knowledge of Vodafone, threatened) by any Governmental Entity with respect to any Sold Entity or (b) actions, suits or proceedings pending (or, to the Knowledge of Vodafone, threatened) against any Sold Entity or any of their respective properties at law or in equity before, and there are no orders, judgments or decrees of, any Governmental Entity against any Sold Entity, in each case of clause (a) or (b), which would reasonably be expected to have, individually or in the aggregate, a Vodafone Material Adverse Effect.

3.6 Compliance with Laws; Licenses.

(a) The businesses of the Sold Entities are not being conducted in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Verizon Material Adverse Effect (disregarding, for purposes of this Section 3.6(a), clause (i) of the definition of “Verizon Material Adverse Effect”).

(b) As of the date of this Agreement, to the Knowledge of Vodafone, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of any Sold Entity under, any permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) or has caused (or would cause) an applicable Governmental Entity to fail or refuse to issue, renew or extend any License (in each case, with or without notice or lapse of time or both), in each case except for violations, breaches, defaults, losses, accelerations or failures that would not reasonably be expected to have, individually or in the aggregate, a Verizon Material Adverse Effect (disregarding, for purposes of this Section 3.6(b), clause (i) of the definition of “Verizon Material Adverse Effect”).

(c) None of Vodafone, Seller or any Sold Entity is an “investment company” as defined in the Investment Company Act of 1940, as amended.

3.7 Capitalization and Ownership of the Sold Entities.

(a) Section 3.7 of the Vodafone Disclosure Letter sets forth, with respect to each Sold Entity, as of the date of this Agreement, (i) the number of its issued and outstanding shares of capital stock or other equity interests of such Sold Entity and (ii) except with respect to the VAI Preferred Shares, the owner of such shares of capital stock or other equity interests.

(b) Except for the shares of capital stock or other equity interests of each Sold Entity to be transferred to Verizon, directly or indirectly, pursuant to the terms and subject to the conditions of this Agreement, there are no issued and outstanding equity interests in any Sold Entity other than the VAI Preferred Shares. All of the shares of capital stock or other equity interests of each Sold Entity have been duly authorized and validly issued and are fully paid and nonassessable and, as of immediately prior to the Closing and except for (x) the VAI Preferred Shares or (y) as set forth on Section 3.7 of the Vodafone Disclosure Letter, will be owned, beneficially and of record, by Seller or a Sold Entity, free and clear of all Encumbrances other than transfer restrictions under applicable securities Laws. There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, agreements, arrangements or commitments of any character under which Vodafone or a Sold Entity is or may become obligated to issue or sell, or giving any Person other than a Sold Entity a right to subscribe for or acquire, or in any way dispose of, any shares of capital stock or other securities of any Sold Entity or any securities or obligations convertible or exchangeable into or exercisable for, or convertible into, any shares of capital stock or any securities of any Sold Entity, and no securities or obligations evidencing such rights will be authorized, reserved for issuance, issued or outstanding. Except for the VAI Preferred Shares, no Sold Entity has any outstanding bonds, debentures, notes or other obligations that provide the holders thereof the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the shareholders of Vodafone, Seller or any Sold Entity on any matter.

3.8 Ownership of Partnership Interest. The Vodafone Partners (together) have good and valid title to a 45% Partnership Interest in the Partnership, free and clear of any Encumbrance other than any Encumbrance imposed by the organizational documents of the Partnership, the Delaware Revised Uniform Partnership Act or applicable federal and state securities Law transfer restrictions.

3.9 Ownership of Transferred Shares. Seller has good and valid title to the Transferred Shares, free and clear of any Encumbrance other than applicable federal and state securities Law transfer restrictions, and upon consummation of the Transaction, Verizon will have good and valid title to such Transferred Shares, free and clear of any Encumbrance other than applicable federal and state securities Law transfer restrictions.

3.10 Tax.

(a) The Sold Entities (i) have timely filed or caused to be filed (taking into account any extension of time to file granted or obtained) all material Tax Returns required to be filed by or on behalf of them and all such filed Tax Returns are true, correct and complete in all material respects; and (ii) have timely paid all material amounts of Taxes due and payable except, in each case, to the extent that such Taxes are being contested in good faith or are adequately reserved in accordance with IFRS; provided, that no representation is made with respect to the accuracy of any such filed

Tax Return with respect to information reported to the Sold Entities by the Partnership on Schedule K-1 (IRS Form 1065). There are no material liens with respect to Taxes upon any asset of the Sold Entities, other than liens for current Taxes not yet due and payable.

(b) Other than with respect to items of Partnership income, gain, loss, deduction or credit (or other items reported to its partners on Schedule K-1 (IRS Form 1065)), no material deficiencies for any Taxes have been proposed in writing or assessed against or with respect to any of the Sold Entities, and there is no outstanding audit, assessment, dispute or claim pending or threatened in writing concerning any material Tax Liability of the Sold Entities.

(c) None of the Sold Entities has received any written notice or inquiry that has not been withdrawn or resolved from any jurisdiction where such Sold Entity does not currently file Tax Returns to the effect that such filings may be required or that such Sold Entity may be subject to Tax by such jurisdiction.

(d) None of the Sold Entities (i) is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement, (ii) is or was (since June 30, 1999), a member of any consolidated, combined, unitary or affiliated Tax Return group (other than a group consisting solely of one or more of the Sold Entities), and (iii) has any liability for Taxes of any other Person under any Law, as transferee or successor, by contract or otherwise.

(e) None of the Sold Entities will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Post-Closing Tax Period as a result of any (i) adjustment required by reason of a change in method of accounting for a Pre-Closing Tax Period under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law), (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) entered into prior to the Closing, or (iii) installment sale or intercompany transaction made prior to the Closing, except, in each case of clauses (i) through (iii), for any such items arising from any such change in method of accounting, closing agreement, installment sale or intercompany transaction by the Partnership.

(f) All material Taxes required to be withheld, collected or deposited by or with respect to any of the Sold Entities have been timely withheld, collected or deposited, as the case may be, and to the extent required, have been paid to the relevant Tax Authority.

(g) Section 3.10(g) of the Vodafone Disclosure Letter specifies any Sold Entity for which an entity classification election pursuant to Treasury Regulation Section 301.7701-3 was made, and with respect to each such election, the effective date thereof and the classification elected pursuant thereto.

(h) Within the past two (2) years, none of the Sold Entities has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(i) None of the Sold Entities has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

3.11 Information Supplied. None of the information supplied or to be supplied in writing by Vodafone in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby specifically for inclusion or incorporation by reference in the Proxy Statement, the Verizon Registration Statement or the Verizon UK Prospectus will, at the time such document or any amendment or supplement thereto is declared effective under the Securities Act or first mailed or posted to shareholders and/or, as applicable, published, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Vodafone Circular will not, at the date of publication of the Vodafone Circular, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein; provided, however, that no representation is made by Vodafone with respect to statements made or incorporated by reference therein based on information supplied in writing by Verizon specifically for inclusion or incorporation by reference therein.

3.12 Brokers and Finders. Other than Goldman Sachs International and UBS Limited, the fees and expenses of which will be paid by Vodafone, none of Vodafone or any of its controlled Affiliates has engaged any broker or finder or incurred any Liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement and the Ancillary Documents for which any cost or Liability could be imposed on Verizon or any of its Affiliates.

3.13 Lack of Ownership of Verizon Common Stock. Except as held by any benefit or pension plan sponsored, maintained, contributed to or required to be contributed to by Vodafone or any of its Subsidiaries for the benefit of current or former employees, directors or consultants of Vodafone or its Subsidiaries, or with respect to which Vodafone or its Subsidiaries have any current, future or contingent Liability, neither Vodafone nor any of its Subsidiaries beneficially owns directly or indirectly, any shares of Verizon Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Verizon Common Stock, and none of Vodafone or any of its Subsidiaries has any rights to acquire any shares of Verizon Common Stock. There are no voting trusts or other agreements or understandings to which Vodafone or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of Verizon.

3.14 Vodafone Employee Benefits. With respect to each Vodafone Benefit Plan, except as would not reasonably be expected to have, individually or in the aggregate, a Vodafone Material Adverse Effect, (i) Vodafone and its Subsidiaries and the Sold Entities have complied, and are now in compliance with, all Laws applicable to the Vodafone Benefit Plans and their terms, (ii) each Vodafone Benefit Plan has been maintained, funded and administered in compliance with its terms and with applicable Law, and (iii) insofar as relates to any Vodafone Benefit Plan operated in the UK which provides pension benefits other than on a money purchase basis (each such plan, a “Vodafone UK Pension Plan”), there is no cause to believe that the UK Pensions Regulator currently has any reason to consider issuing a financial support direction or a contribution notice against any entity by reference to such Vodafone UK Pension Plan.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF VERIZON

Except as set forth in the Verizon SEC Documents filed with the SEC after December 31, 2011 and prior to the date hereof (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections of the disclosure letter delivered to Vodafone on or prior to entering into this Agreement (the “Verizon Disclosure Letter”) (it being agreed that disclosure of any item in any part of the Verizon Disclosure Letter shall be deemed disclosure with respect to any other part to which the relevance of such item is reasonably apparent), Verizon hereby makes the following representations and warranties (a) on the date hereof and (b) on the Measurement Time (except in either case to the extent such representation is made as of an earlier date (in which case on and as of such earlier date)):

4.1 Organization and Qualification.

(a) Each of Verizon and its Significant Subsidiaries is a legal entity duly organized, validly existing in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction in which it is incorporated or organized and has all requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except, in the case of the Significant Subsidiaries of Verizon, for such failures to be so organized, existing and in good standing or to have such power and authority as would not reasonably be expected to have, individually or in the aggregate, a Verizon Material Adverse Effect.

(b) Each of Verizon and its Subsidiaries is duly licensed or qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except for such failures to be so licensed, qualified or in good standing as would not reasonably be expected to have, individually or in the aggregate, a Verizon Material Adverse Effect.

(c) Verizon has filed with the SEC correct and complete copies of its certificate of incorporation and by-laws (the “Verizon Charter Documents”), in each case as amended to the date of this Agreement. All such Verizon Charter Documents are in full force and effect and Verizon is not in violation of any of their provisions.

4.2 Capitalization.

(a) The authorized capital stock of Verizon consists of 4,250,000,000 shares of Verizon Common Stock and 250,000,000 shares of preferred stock, par value $0.10 per share (“Verizon Preferred Stock”). As of the close of business on August 30, 2013, (i) 2,861,731,823 shares of Verizon Common Stock were issued and outstanding,

(ii) 105,878,296 shares of Verizon Common Stock were issued and held in treasury, (iii) 117,180,785 shares of Verizon Common Stock were reserved for issuance upon the exercise of outstanding stock options, the vesting or lapse of restrictions of restricted share units to acquire shares of Verizon Common Stock or the exercise or vesting or lapse of restrictions of or on any similar instruments into Verizon Common Stock and (iv) no shares of Verizon Preferred Stock were issued and outstanding. All of the Verizon Common Stock (A) has been duly authorized and validly issued, (B) is fully paid and nonassessable and (C) was issued in compliance with all applicable Laws concerning the issuance of securities. As of the close of business on August 30, 2013, there were no other equity interests of Verizon issued, authorized or outstanding. In the event that the Verizon Certificate of Incorporation is amended to provide for an increase in the number of shares of Verizon Common Stock authorized by the Verizon Certificate of Incorporation (a “Verizon Certificate Amendment”), the authorized capital stock of Verizon will be increased by the number of newly authorized shares of Verizon Common Stock provided for thereupon.

(b) Other than pursuant to the Verizon Stock Plans, as of the date hereof, except as expressly contemplated by this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments of any character under which Verizon is or may become obligated to issue or sell, or giving any Person a right to subscribe for or acquire, or in any way dispose of, any equity interests of Verizon, or any securities or obligations exercisable or exchangeable for, or convertible into, any equity interests of Verizon, and no securities or obligations evidencing such rights are authorized, reserved for issuance, issued, or outstanding. Upon issuance, the Verizon Shares will not be subject to any voting trust agreement or other contract, agreement or arrangement restricting or otherwise relating to the voting, dividend rights or disposition of such equity interests.

4.3 Authority.

(a) Verizon has the requisite power and authority to execute and deliver this Agreement and, subject to obtaining the Verizon Requisite Vote, to consummate the transactions contemplated by this Agreement and the Ancillary Documents, and such execution, delivery and, subject to obtaining the Verizon Requisite Vote, consummation have been duly authorized by all necessary action. This Agreement has been duly executed and delivered by Verizon and, assuming the due execution and delivery by Vodafone and Seller, constitutes the valid and binding obligation thereof, enforceable against Verizon in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency and similar federal and state Laws generally affecting the rights and remedies of creditors and general principles of equity, whether considered in a proceeding at law or in equity.

(b) The Board of Directors of Verizon, at a meeting duly called and held, has (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement and the Ancillary Documents, including the issuance of the Verizon

Shares (the “Share Issuance”) and (ii) resolved to make the Verizon Recommendation (subject to Section 5.2(f)).

(c) The affirmative vote (in person or by proxy) pursuant to NYSE listing rules, of the holders of a majority of the shares of Verizon Common Stock voting at the Verizon Stockholders Meeting or any adjournment or postponement thereof to approve the Share Issuance (the “Verizon Requisite Vote”) is the only vote of the holders of any class or series of the equity interests of Verizon necessary to approve and consummate the Transaction.

4.4 Consents. Neither the execution and delivery of this Agreement by Verizon nor execution and delivery of the Omnitel Purchase Agreement by VBIH, nor the consummation of the transactions contemplated hereby or thereby, will (a) conflict with, or result in any breach or violation of, any provision of the Verizon Charter Documents or any equivalent organizational or governing documents of any Significant Subsidiary of Verizon or VBIH; (b) constitute, with or without notice or the passage of time or both, a breach, violation or default, create an Encumbrance, or give rise to any right of termination, modification, cancellation, prepayment or acceleration, under any order, writ, injunction, decree, Law, statute, rule or regulation, governmental permit or license, or any mortgage, indenture, lease, agreement or other instrument of Verizon or its Significant Subsidiaries or VBIH or to which Verizon or its Significant Subsidiaries or VBIH or any of their respective assets or properties is subject, except for such breaches, violations, defaults, Encumbrances, and rights as would not reasonably be expected to have, individually or in the aggregate, a Verizon Material Adverse Effect; or (c) require any consent, approval, or authorization of, waiver by, notification to, or filing with, any Governmental Entity on the part of Verizon or any of its Subsidiaries other than (i) those expressly contemplated by this Agreement (including the approvals required by the FCC) or in connection with the transactions contemplated by the Omnitel Purchase Agreement and (ii) such consents, approvals, authorizations, waivers, notifications or filings the failure of which to be obtained or made would not reasonably be expected to have, individually or in the aggregate, a Verizon Material Adverse Effect.

4.5 Verizon SEC Documents; Financial Statements; Verizon UK Prospectus.

(a) Verizon has filed or furnished, as applicable, on a timely basis all required reports, schedules, forms, certifications, prospectuses, and registration, proxy and other statements with the SEC (collectively and together with all documents filed on a voluntary basis on Form 8-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Verizon SEC Documents”) since December 31, 2011. Each of the Verizon SEC Documents, at the time of its filing or being furnished, complied, or if not yet filed or furnished, will comply, in all material respects, with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002, and any rules and regulations promulgated thereunder applicable to the Verizon SEC Documents. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Verizon SEC Documents did not, and any Verizon SEC Documents filed with or furnished to the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b) Verizon maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by Verizon is recorded and reported on a timely basis to the individuals responsible for the preparation of Verizon’s filings with the SEC and other public disclosure documents. Verizon maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Verizon, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Verizon are being made only in accordance with authorizations of management and directors of Verizon, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Verizon’s assets that could have a material effect on its financial statements. Verizon has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to Verizon’s auditors and the audit committee of Verizon’s Board of Directors (A) any “significant deficiencies” (as defined in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date hereof) in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Verizon’s ability to record, process, summarize and report financial information and has identified for Verizon’s auditors and audit committee of Verizon’s Board of Directors any “material weaknesses” (as defined in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date hereof) in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Verizon’s internal control over financial reporting.

(c) Each of the audited consolidated statements of income, changes in stockholders’ equity and cash flows of Verizon and its consolidated Subsidiaries included in or incorporated by reference into the Verizon SEC Documents (including any related notes and schedules) (i) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto); (ii) presented fairly, in all material respects, the consolidated financial position of Verizon and its consolidated Subsidiaries as at the dates thereof and the consolidated results of income, changes in stockholders’ equity and cash flows of Verizon and its consolidated Subsidiaries for the periods then ended, and (iii) were prepared from the books of account and other financial records of Verizon and its consolidated Subsidiaries.

(d) Verizon does not have any Liabilities of any kind (whether or not accrued or contingent) that would be required to be reflected or reserved against on a consolidated balance sheet of Verizon prepared in accordance with GAAP (or the notes thereto), except for (i) Liabilities reflected or reserved against on Verizon’s consolidated unaudited balance sheet as of June 30, 2013 (or the notes thereto), (ii) Liabilities incurred in the ordinary course of business since June 30, 2013, (iii) Liabilities incurred in connection with or contemplated by this Agreement and (iv) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Verizon Material Adverse Effect.

(e) The Verizon UK Prospectus will contain all such information necessary to enable investors to make an informed assessment of the assets and liabilities, financial position, profits and losses, and prospects of Verizon and the rights attaching to the Verizon Shares having regard to the matters specified in section 87A of FSMA and all statements contained in the Verizon UK Prospectus or any other Verizon Disclosure Document upon publication will be true and accurate in all material respects and not misleading in any material respect.

(f) None of the information supplied or to be supplied by Verizon for inclusion or incorporation by reference in the Proxy Statement, the Verizon Registration Statement, the Verizon UK Prospectus or any other Verizon Disclosure Document will, at the time such document or any amendment or supplement thereto is declared effective under the Securities Act or first mailed or posted to shareholders and/or, as applicable, published, contain any untrue statement of material fact or omit to state any material fact required to be stated therein to make the statements therein not misleading.

(g) None of the information supplied or to be supplied in writing by Verizon specifically for inclusion or incorporation by reference in the Vodafone Circular will, at the time such document or any amendment or supplement thereto is first mailed or posted to shareholders and/or, as applicable, published, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(h) Notwithstanding anything in this Agreement to the contrary, no representation is made by Verizon with respect to statements made or incorporated by reference in any Verizon Disclosure Document based on information supplied in writing by Vodafone in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby specifically for inclusion or incorporation by reference in such Verizon Disclosure Document.

4.6 Absence of Certain Changes. Since June 30, 2013 until the date of this Agreement, the businesses of Verizon and its Subsidiaries have been conducted in the ordinary course of business in all material respects. Since December 31, 2012, there has not been any change, effect, event or occurrence that would reasonably be expected to have, individually or in the aggregate, a Verizon Material Adverse Effect.

4.7 Litigation. There are no (a) investigations or proceedings pending (or, to the Knowledge of Verizon, threatened) by any Governmental Entity with respect to Verizon or any of its Subsidiaries or (b) actions, suits or proceedings pending (or, to the Knowledge of Verizon, threatened) against Verizon or any of its Subsidiaries or any of their respective properties at law or in equity before, and there are no orders, judgments or decrees of, any Governmental Entity against Verizon or any of its Subsidiaries, in each case of clause (a) or (b), which would reasonably be expected to have, individually or in the aggregate, a Verizon Material Adverse Effect.

4.8 Compliance with Laws; Licenses.

(a) Verizon and its Subsidiaries each has obtained and is in compliance with all Licenses necessary to conduct its businesses as presently conducted, except those the absence of which would not reasonably be expected to have, individually or in the aggregate, a Verizon Material Adverse Effect. The businesses of Verizon and its Subsidiaries are not being conducted in violation of any applicable Law, except for violations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Verizon Material Adverse Effect.

(b) As of the date of this Agreement, to the Knowledge of Verizon, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of Verizon or any of its Subsidiaries under, any Licenses or has caused (or would cause) an applicable Governmental Entity to fail or refuse to issue, renew or extend any License (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not reasonably be expected to have, individually or in the aggregate, a Verizon Material Adverse Effect.

4.9 Tax Matters. Except as would not, individually or in the aggregate, have and would not reasonably be expected to have, a Verizon Material Adverse Effect:

(a) Verizon and its Subsidiaries (i) have timely filed or caused to be filed (taking into account any extension of time to file granted or obtained) all Tax Returns required to be filed by or on behalf of them and all such filed Tax Returns are true, correct and complete; and (ii) have timely paid all Taxes due and payable except, in each case, to the extent that such Taxes are being contested in good faith or are adequately reserved, in accordance with GAAP. There are no liens with respect to Taxes upon any asset of Verizon or its Subsidiaries, other than liens for current Taxes not yet due and payable.

(b) No deficiencies for any Taxes have been proposed in writing or assessed against or with respect to any Taxes due by or Tax Returns of Verizon or its Subsidiaries, and there is no outstanding audit, assessment, dispute or claim pending or threatened in writing concerning any Tax liability of Verizon or its Subsidiaries.

(c) All Taxes required to be withheld, collected or deposited by or with respect to Verizon and its Subsidiaries have been timely withheld, collected or deposited, as the case may be, and to the extent required, have been paid to the relevant Tax Authority.

4.10 Verizon Employee Benefits.

(a) Except for such claims which would not reasonably be expected to have, individually or in the aggregate, a Verizon Material Adverse Effect, no action, dispute, suit, claim, arbitration, or legal, administrative or other proceeding or governmental action is pending or, to the Knowledge of Verizon, threatened (x) with respect to any Verizon Benefit Plan (other than a “multiemployer plan” (within the meaning of Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”)), other than claims for benefits in the ordinary course, (y) alleging any breach of the material terms of any Verizon Benefit Plan (other than a Multiemployer Plan) or any fiduciary duties with respect thereto or (z) with respect to any violation of any applicable Law with respect to such Verizon Benefit Plan (other than a Multiemployer Plan).

(b) Each Verizon Benefit Plan has been maintained, funded and administered in compliance with its terms and with applicable Law, including ERISA and the Code, except for such non-compliance which would not reasonably be expected to have, individually or in the aggregate, a Verizon Material Adverse Effect. Except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Verizon Material Adverse Effect, (i) any Verizon Benefit Plan intended to be qualified under Section 401 of the Code has received a favorable determination letter from the IRS that has not been revoked and, (ii) to the Knowledge of Verizon, no fact or event has occurred since the date of such determination letter or letters from the IRS that would reasonably be expected to adversely affect the qualified status of any such Verizon Benefit Plan.

(c) With respect to each Verizon Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (i) Verizon, its Subsidiaries and their respective ERISA Affiliates have complied with the minimum funding requirements under Sections 412, 430 and 431 of the Code and Sections 302, 303 and 304 of ERISA, whether or not waived, (ii) no reportable event within the meaning of Section 4043 of ERISA for which the 30-day notice requirement has not been waived has occurred, (iii) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (iv) no current or contingent Liability under Title IV of ERISA has been or is expected to be incurred by Verizon, its Subsidiaries or any of their respective ERISA Affiliates (other than for premiums to the PBGC) and (v) the PBGC has not instituted proceedings to terminate any such Verizon Benefit Plan, except, in each case of (i) – (v), as would not reasonably be expected to have, individually or in the aggregate, a Verizon Material Adverse Effect. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Verizon Material Adverse Effect, with respect to any Verizon Benefit Plan, all contributions, premiums and other payments due from any of Verizon or its Subsidiaries required by Law or any Verizon Benefit Plan have been made under any such plan to any fund, trust or account established thereunder or in connection therewith by the due date thereof.

4.11 Labor Matters. Except for such matters which would not reasonably be expected to have, individually or in the aggregate, a Verizon Material Adverse Effect, (i) there are no (and have not been during the two-year period preceding the date of this Agreement any) strikes or lockouts with respect to any employees of Verizon or any of its Subsidiaries, (ii) to the

Knowledge of Verizon, there is no (and has not been during the two-year period preceding the date of this Agreement any) union organizing effort pending or threatened against Verizon or any of its Subsidiaries, and (iii) there is no (and has not been during the two-year period preceding the date of this Agreement any) slowdown, or work stoppage in effect or, to the Knowledge of Verizon, threatened with respect to any employees of Verizon or any of its Subsidiaries.

4.12 Contracts.

(a) Except for this Agreement or as filed with the SEC prior to the date of this Agreement, neither Verizon nor any of its Subsidiaries is a party to or bound by, as of the date of this Agreement, any Contract (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to Verizon (all such Contracts, “Verizon Material Contracts”).

(b) (i) Each Verizon Material Contract is valid and binding on Verizon and its Subsidiaries, as applicable, and is in full force and effect, except where such failure to be valid, binding and in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Verizon Material Adverse Effect, (ii) Verizon and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Verizon Material Contract, except where such noncompliance would not reasonably be expected to have, individually or in the aggregate, a Verizon Material Adverse Effect, and (iii) neither Verizon nor any of its Subsidiaries has, to the Knowledge of Verizon, received written notice of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a material default on the part of Verizon or any of its Subsidiaries under any such Verizon Material Contract, except for such defaults as would not reasonably be expected to have, individually or in the aggregate, a Verizon Material Adverse Effect.

4.13 Intellectual Property. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Verizon Material Adverse Effect, either Verizon or a Subsidiary of Verizon owns, or is licensed or otherwise possesses adequate rights to use, all material trademarks, trade names, service marks, service names, mark registrations, logos, assumed names, domain names, registered and unregistered copyrights, patents or applications and registrations, and trade secrets (collectively, the “Verizon Intellectual Property”) used in their respective businesses as currently conducted. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Verizon Material Adverse Effect, (i) there are no pending or, to the Knowledge of Verizon, threatened claims by any Person alleging infringement or misappropriation by Verizon or any of its Subsidiaries of such Person’s intellectual property, (ii) to the Knowledge of Verizon, the conduct of the businesses of Verizon and its Subsidiaries does not infringe or misappropriate any intellectual property rights of any Person, (iii) neither Verizon nor any of its Subsidiaries has made any claim of a violation or infringement, or misappropriation by others of its rights to or in connection with the owned Verizon Intellectual Property, and (iv) to the Knowledge of Verizon, no Person is infringing or misappropriating any Verizon Intellectual Property.

4.14 Financing.

(a) The net proceeds of the loans under the Bridge Credit Agreement, dated as of the date hereof, by and among the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent (including any of their respective successors under such facility, the “Financing Sources”) and Verizon (the “Loan Facility”), when funded in accordance with its terms and together with cash on hand (whether from debt issuances, equity issuances, operations or other sources) of Verizon and/or the net proceeds of any Replacement Financing, will, in the aggregate, be sufficient for the payment of the Cash Consideration and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby, including the payment of all related fees and expenses.

(b) Verizon has delivered to Vodafone true, correct and complete fully executed copies of the Loan Facility, including all exhibits, schedules, annexes and amendments to such Loan Facility in effect as of the date of this Agreement (the Loan Facility, and all exhibits, schedules, annexes and amendments thereto are collectively referred to as the “Financing Documents”), pursuant to which the lenders party thereto have severally agreed, subject to the conditions set forth therein, to lend the amounts set forth therein (the provision of such funds as set forth therein, the “Financing”) for the purposes set forth in such Loan Facility. No Financing Document has been amended, restated or otherwise modified or waived prior to the date of this Agreement, and the respective commitments contained in the Loan Facility have not been withdrawn, modified or rescinded in any respect prior to the date of this Agreement. As of the date hereof, the Financing Documents are in full force and effect and constitute the legal, valid and binding obligation of each of Verizon and, to the Knowledge of Verizon, the other parties thereto, except as enforceability may be limited by applicable bankruptcy, reorganization, insolvency and similar federal and state Laws generally affecting the rights and remedies of creditors and general principles of equity, whether considered in a proceeding at law or in equity. There are no conditions precedent (including pursuant to any “flex” provisions) to the funding of the full amount of the Financing or the Replacement Financing, other than the satisfaction of the conditions contained in Sections 3.01 and 3.02 of the Loan Facility (or, in respect of certainty of funding, such substantially equivalent conditions (or conditions that are more favorable to Verizon) as may appear in any Replacement Financing Document). As of the date hereof, there are no side letters or other contracts or arrangements related to the Financing that could adversely affect the availability of the Financing. As of the date hereof, no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a breach or default), in each case, on the part of Verizon under the Financing Documents or, to the Knowledge of Verizon, any other party to the Financing Documents. As of the date hereof, subject to the satisfaction of the conditions contained in Section 3.01 and 3.02 of the Loan Facility (or, in respect of certainty of funding, such substantially equivalent conditions (or conditions that are more favorable to Verizon) as may appear in any Replacement Financing Document), Verizon does not have any reason to believe that the funds necessary for the payment of the Cash Consideration, and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby, including the payment of all related fees and expenses, will not be available to Verizon on the Closing Date. Verizon has fully paid all commitment fees or other fees required to be paid prior to the date of this Agreement pursuant to the Financing Documents.

4.15 Verizon Shares.

(a) Upon issuance, the Verizon Shares will be duly authorized, validly issued, fully paid and nonassessable, and will not be subject to any option, call, preemptive, subscription or similar rights under any provision of applicable Law or the Verizon Charter Documents.

(b) At the Closing, Verizon will have sufficient authorized but unissued shares or treasury shares of Verizon Common Stock for Verizon to meet its obligation to deliver the Verizon Shares under this Agreement. Upon consummation of the transactions contemplated hereby, Verizon will deliver the Vodafone Shareholders good and valid title to the Verizon Shares to which they are entitled pursuant to the Transaction and the issuance of such shares will have been registered under the Securities Act.

4.16 Brokers and Finders. Other than Guggenheim Securities, LLC, PJT Capital LLC, J.P. Morgan Securities LLC, Morgan Stanley and Co. LLC, Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Inc., the fees and expenses of which will be paid by Verizon, neither Verizon nor any of its controlled Affiliates has engaged any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement and the Ancillary Documents for which any cost or liability could be imposed on Vodafone or any of its Affiliates or, until after the Closing, the Partnership or any of its Subsidiaries.

4.17 Opinions of Verizon Financial Advisors. The Board of Directors of Verizon has received the opinion of each of J.P. Morgan Securities LLC and Morgan Stanley and Co. LLC (collectively, the “Verizon Financial Advisors”), dated the date of this Agreement, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the Purchase Price to be paid by Verizon is fair, from a financial point of view, to Verizon (the “Verizon Fairness Opinions”).

4.18 Lack of Ownership of Vodafone Ordinary Shares. Except as held by any Verizon Benefit Plan, none of Verizon or any of its Subsidiaries beneficially owns directly or indirectly, any ordinary shares of Vodafone or other securities convertible into, exchangeable for or exercisable for Vodafone Ordinary Shares, and neither Verizon nor any of its Subsidiaries has any rights to acquire any Vodafone Ordinary Shares. There are no voting trusts or other agreements or understandings to which Verizon or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of Vodafone.

ARTICLE V

COVENANTS

Each of the parties hereby covenants and agrees as follows:

5.1 Reorganization. Prior to the Closing, Vodafone shall, and shall cause its controlled Affiliates to, take all actions and to do, or cause its controlled Affiliates to do, all things necessary, proper or advisable under Law to effect a pre-closing reorganization consisting of the transactions set forth on Schedule 5.1 in all material respects in the manner set forth therein (such transactions, together with any modifications made pursuant to the following sentence of this Section 5.1, collectively, the “Reorganization”), such that (a) at and following the Closing, the only shares or other equity or partnership interests held (directly or indirectly) by Vodafone Finance 1 shall be shares of, or equity or partnership interests in, a Sold Entity or in the Partnership, (b) Verizon shall not acquire, directly or indirectly, any assets of the Sold Entities, other than those assets set forth in clauses (i) – (iii) of the first sentence of Section 3.4(b) (all such assets, other than those assets of the Sold Entities set forth in clauses (i) – (iii) of Section 3.4(b), the “Excluded Assets”), and (c) Verizon shall not assume or be responsible, directly or indirectly (including by virtue of the acquisition of any entity), for any Liabilities of the Sold Entities other than those Liabilities of the Sold Entities set forth in clauses (i) – (iii) of Section 3.4(a) (all such Liabilities, other than those Liabilities set forth in clauses (i) – (iii) of Section 3.4(a), the “Excluded Liabilities”). Vodafone may modify the transactions set forth on Schedule 5.1 hereto; provided, that no such modifications shall (i) other than in any de minimis respect, impair or delay consummation of the transactions contemplated by this Agreement and the Ancillary Documents, (ii) cause a breach of any representation or warranty of Vodafone made in this Agreement or (iii) other than in any de minimis respect, increase the risk of any Liability of Verizon or any of its Subsidiaries or any of the Sold Entities or otherwise affect costs (including Taxes), in each case for which Vodafone is not responsible. Vodafone shall notify Verizon in writing of any changes to the Reorganization reasonably in advance of effecting any modified step of the Reorganization and shall consider in good faith any comments received from Verizon.

5.2 Proxy Statement, Verizon Registration Statement and Verizon UK Prospectus.

(a) As soon as reasonably practicable following the date of this Agreement but subject to Section 5.4(a), Verizon shall prepare and file the Proxy Statement with the SEC. Verizon and Vodafone will cooperate with each other in the preparation of the Proxy Statement. Without limiting the generality of the foregoing, Vodafone will furnish to Verizon in writing the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement. Verizon shall use its commercially reasonable efforts to resolve all SEC comments with respect to the Proxy Statement as promptly as reasonably practicable after receipt thereof and to have the Proxy Statement cleared by the staff of the SEC as promptly as reasonably practicable after such filing. Verizon shall as soon as reasonably practicable notify Vodafone of the receipt of any comments from the SEC with respect to the Proxy Statement and any request by the SEC for any amendment to the Proxy Statement or for additional information and shall provide Vodafone with copies of all such comments and correspondence. Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, Verizon shall provide Vodafone a reasonable opportunity to review and to propose comments on such document or response. Each of Vodafone and Verizon agrees to promptly correct any information provided by it in writing for use in the Proxy Statement which such party shall have become aware is false or misleading. For the avoidance of doubt, Vodafone shall not, and nothing in this Agreement shall require Vodafone to, be responsible for the Proxy Statement other than with respect to the information provided in writing by Vodafone specifically for inclusion in the Proxy Statement.

(b) Verizon, acting through the Verizon Board of Directors (or a committee thereof), shall (i) whether or not there shall have been a Verizon Change of Recommendation, as soon as reasonably practicable after the date hereof, subject to Section 5.4(a), take all action necessary to set a record date for, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of approving the Share Issuance (the “Verizon Stockholders Meeting”), (ii) unless there has been a Verizon Change of Recommendation, include in the Proxy Statement the Verizon Recommendation and (iii) use its commercially reasonable efforts to obtain the Verizon Requisite Vote.

(c) As soon as reasonably practicable following the date of this Agreement but subject to Section 5.4(a), Verizon shall prepare and file with the SEC a registration statement on Form S-4 in connection with the issuance, and, as appropriate, the distribution to Vodafone Shareholders, of the Verizon Shares (the “Verizon Registration Statement”). Verizon and Vodafone will cooperate with each other in the preparation of the Verizon Registration Statement. Without limiting the generality of the foregoing, Vodafone will furnish to Verizon in writing the information relating to it required by the Securities Act and the rules and regulations promulgated thereunder to be set forth in the Verizon Registration Statement. Verizon shall use its commercially reasonable efforts to resolve all SEC comments with respect to the Verizon Registration Statement as promptly as reasonably practicable after receipt thereof and to have the Verizon Registration Statement declared effective by the staff of the SEC as promptly as reasonably practicable after such filing and keep the Verizon Registration Statement effective for so long as necessary to consummate the Transaction. Verizon shall as soon as reasonably practicable notify Vodafone of the receipt of any comments from the SEC with respect to the Verizon Registration Statement and any request by the SEC for any amendment to the Verizon Registration Statement or for additional information and shall provide Vodafone with copies of all such comments and correspondence. Prior to filing the Verizon Registration Statement or mailing the Verizon US Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, Verizon shall provide Vodafone a reasonable opportunity to review and to propose comments on such document or response. Each of Vodafone and Verizon agrees to promptly correct any information provided by it in writing for use in the Verizon Registration Statement which such party shall have become aware is false or misleading. Following its filing and/or mailing, Verizon undertakes that it shall not (and shall not seek to) withdraw the Verizon Registration Statement on the grounds that there is an exemption from a requirement to register the issuance of the

Verizon Shares pursuant to the Securities Act. For the avoidance of doubt, Vodafone shall not, and nothing in this Agreement shall require Vodafone to, be responsible for the Verizon Registration Statement other than with respect to the information provided in writing by Vodafone specifically for inclusion in the Verizon Registration Statement.

(d) As soon as reasonably practicable following the date of this Agreement but subject to Section 5.4(a), Verizon shall prepare a prospectus as required by FSMA (the “Verizon UK Prospectus”) in connection with the admission of the Verizon Shares to listing on the Official List in accordance with the Listing Rules and to trading on the LSE in accordance with paragraph 3 of the LSE’s admission and disclosure standards (the “Verizon UK Admission”). Verizon and Vodafone will cooperate with each other in the preparation of the Verizon UK Prospectus. Without limiting the generality of the foregoing, Vodafone will furnish to Verizon in writing the information relating to it required by the FSMA and the rules and regulations promulgated thereunder to be set forth in the Verizon UK Prospectus. Verizon shall use its commercially reasonable efforts to resolve all UKLA comments with respect to the Verizon UK Prospectus as promptly as reasonably practicable after receipt thereof and to have the Verizon UK Prospectus cleared by the UKLA as promptly as reasonably practicable after such filing. Verizon shall as soon as reasonably practicable notify Vodafone of the receipt of any comments from the UKLA with respect to the Verizon UK Prospectus and any request by the UKLA for any amendment to the Verizon UK Prospectus or for additional information and shall provide Vodafone with copies of all such comments and correspondence. Prior to posting and publishing (as applicable) the Verizon UK Prospectus (or any amendment or supplement thereto), Verizon shall provide Vodafone a reasonable opportunity to review and to propose comments on such document. Each of Vodafone and Verizon agrees to promptly correct any information provided by it in writing for use in the Verizon UK Prospectus which such party shall have become aware is false or misleading. For the avoidance of doubt, Vodafone shall not, and nothing in this Agreement shall require Vodafone to, be responsible for the Verizon UK Prospectus other than with respect to the information provided in writing by Vodafone specifically for inclusion in the Verizon UK Prospectus. For the avoidance of doubt, if Verizon so elects, it may combine the prospectus forming a part of the Verizon Registration Statement (the “Verizon US Prospectus”) together with the Verizon UK Prospectus into a joint document intended to satisfy the rules and regulations applicable to both documents.

(e) Verizon and Vodafone shall, following the execution of this Agreement and prior to the Closing, discuss in good faith the possibility of offering a “mix and match” facility through appropriate service providers to enable Vodafone Shareholders (other than Vodafone Shareholders located in certain restricted jurisdictions) to elect to vary the proportion in which such Vodafone Shareholders receive Verizon Shares and cash in respect of their entitlements pursuant to the Vodafone Scheme. Verizon shall also (i) implement a free share dealing facility through one or more appropriate service providers, to enable Vodafone Shareholders (other than Vodafone Shareholders located in certain restricted jurisdictions to be set out in more detail in the Vodafone Circular) holding fewer than 50,000 Vodafone Ordinary Shares in Vodafone to elect to sell the Verizon Shares to which they are entitled pursuant to the terms of the Vodafone Scheme and receive the proceeds of such sale in cash and in such manner as enables such

Vodafone Shareholders, without charge, to elect to receive such proceeds either in USD, GBP or EUR, such free share dealing facility to be provided for a period of six weeks from the Closing Date; provided, that Vodafone shall pay on demand to Verizon fifty percent (50%) of all costs and expenses incurred by Verizon in connection with the implementation of the free share dealing pursuant to this clause (i), and (ii) implement such arrangements with one or more appropriate service providers (A) as may be reasonably necessary to enable Vodafone Shareholders to hold Crest Depository Instruments representing underlying Verizon Shares (“Verizon CDIs”) and (B) pursuant to which such appropriate service provider(s) will act as corporate sponsored nominee and hold Verizon CDIs for the benefit of certificated Vodafone Shareholders. Verizon will consult with Vodafone (each acting reasonably and in good faith) with a view to providing that the terms on which the Verizon CDIs, corporate sponsored nominee service and dealing facilities are provided are consistent with market practice for similar facilities in the UK-listed market, such terms to be detailed in the Vodafone Circular and the Verizon UK Prospectus.

(f) Except as set forth below in this Section 5.2(f), neither the Board of Directors of Verizon nor any committee thereof shall withhold or withdraw (or qualify or modify in any manner adverse to Vodafone), the approval, recommendation or declaration of advisability by the Board of Directors of Verizon or any such committee thereof with respect to the Share Issuance (such approval, recommendation or declaration, the “Verizon Recommendation” and any such withholding, withdrawal, qualification or modification, a “Verizon Change of Recommendation”). Notwithstanding the foregoing, at any time prior to obtaining the Verizon Requisite Vote, the Board of Directors of Verizon may make a Verizon Change of Recommendation in response to an Intervening Event if the Verizon Board determines in good faith (after consultation with outside counsel and a financial advisor, each of nationally recognized reputation) that the exercise of its fiduciary duties under applicable Law requires such Verizon Change of Recommendation; provided, however, that (i) Verizon shall not be entitled to exercise its right to make a Verizon Change of Recommendation until after the fourth (4th) Business Day following Vodafone’s receipt of written notice (a “Verizon Change Notice”) from Verizon advising Vodafone that the Verizon Board intends to take such action and (ii) Verizon shall, throughout such four- (4-) Business Day period, negotiate in good faith with Vodafone with respect to any revisions to the terms of the Transaction proposed by Vodafone in response to an Intervening Event. In determining whether to make a Verizon Change of Recommendation, the Verizon Board shall take into account any changes to the terms of this Agreement proposed by Vodafone in response to a Verizon Change Notice or otherwise.

5.3 Vodafone Shareholder Approval, Circular and Reduction of Capital.

(a) As soon as reasonably practicable following execution of this Agreement but subject to Section 5.4(a), Vodafone shall:

(i) instruct counsel for the purposes of the Vodafone Scheme;

(ii) prepare a circular (the “Vodafone Circular”) to its shareholders in relation to (inter alia) the transactions contemplated by this Agreement and the Vodafone Scheme, and, whether or not there shall have been a Vodafone Change of Recommendation, convene the Vodafone Shareholders Meeting (subject to Section 5.4(a)) and, unless Vodafone has withdrawn the Vodafone Scheme, the Court Meeting to consider and, if thought fit, approve the Vodafone Resolutions, and, unless there has been a Vodafone Change of Recommendation, containing the Vodafone Recommendation (whether or not Vodafone has withdrawn the Vodafone Scheme, provided that in such event such Vodafone Recommendation shall be in respect of the Vodafone Sale Resolutions only);

(iii) apply to the Court for leave to convene the Court Meeting and to post or publish the Vodafone Circular, and use commercially reasonable efforts to resolve all comments from the Court as promptly as reasonably practicable;

(iv) supply all documents as may reasonably be required by the UKLA to approve the Vodafone Circular;

(v) correct any information in the Vodafone Circular which shall have become false or misleading and, as soon as reasonably practicable, notify Verizon of any comments from the UKLA with respect to the Vodafone Circular or any request for amendments or additional information, and provide Verizon with copies of all such comments and correspondence;

(vi) post or publish the Vodafone Circular;

(vii) whether or not there shall have been a Vodafone Change of Recommendation and, with respect to subclauses (A) and (B), below, whether or not the Vodafone Scheme shall have been approved by the requisite majority at the Court Meeting, as soon as reasonably practicable after the date hereof, subject to Section 5.4(a), convene the Vodafone Shareholders Meeting to:

(A)	approve the disposal of all the shares in Vodafone Finance 1 pursuant to the terms of this Agreement and the Transaction as a “Class 1 transaction” under chapter 10 of the Listing Rules;

(B)	approve as a “related party transaction” under Chapter 11 of the Listing Rules (x) the disposal of all the shares in Vodafone Finance 1 pursuant to the terms of this Agreement and the Transaction and (y) the acquisition by Vodafone Europe of Verizon’s indirect ownership interest in Omnitel pursuant to the terms of the Omnitel Purchase Agreement (if such approval is required for such acquisition);

(C)	approve the Vodafone Scheme and authorize the implementation thereof;

(D)	approve the issue of the Vodafone Class B Shares and Vodafone Class C Shares to Vodafone Shareholders in accordance with the terms of the Vodafone Scheme;

(E)	approve the Vodafone Reduction of Capital and authorize the implementation thereof;

(F)	approve the Vodafone Share Consolidation and authorize the implementation thereof;

(G)	amend the articles of association of Vodafone to the extent necessary in connection with the Vodafone Scheme, the issue of the Vodafone Class B Shares and Vodafone Class C Shares, the Vodafone Reduction of Capital and/or the Vodafone Share Consolidation; and

(H)	do, approve or authorize any other matter or thing which the directors of Vodafone consider necessary or appropriate in connection with the aforementioned,

(collectively, the “Vodafone Resolutions” and clauses (A) and (B) thereof, the “Vodafone Sale Resolutions”); provided, that Vodafone shall use its commercially reasonable efforts to reach a position whereby the Vodafone Sale Resolutions are proposed for approval at the Vodafone Shareholders Meeting as a single, composite resolution or failing which, the related party transaction approvals referred to in (B) above are proposed as a single, composite resolution;

(viii) unless there has been a Vodafone Change of Recommendation, use its commercially reasonable efforts to obtain the Vodafone Requisite Scheme Vote and the Vodafone Requisite Share Purchase Vote;

(ix) apply to the Court for the sanction of the Vodafone Scheme and the confirmation of the Court of the Vodafone Reduction of Capital; provided, that the parties agree to use their respective commercially reasonable efforts to minimize the period between the two hearings of the Court and, subject to the approval of the Court, have both hearings occur on the same day; provided, further, that without limiting any other provision of this Agreement, the hearing in respect of the confirmation by the Court of the Vodafone Reduction of Capital shall (A) not be held on a Friday and (B) be held in the same calendar week as the Court Hearing; and

(x) give such reasonable undertakings as may be required by the Court as a condition to obtaining the Court’s sanction of the Vodafone Scheme and confirmation of the Vodafone Reduction of Capital.

(b) Prior to posting or publishing the Vodafone Circular or responding to comments of the UKLA, Vodafone shall provide Verizon a reasonable opportunity to review and to propose comments on such document or response and give reasonable consideration to all comments proposed by Verizon in connection therewith. Vodafone shall also provide Verizon a reasonable advance opportunity to review and to propose comments on all documents to be filed with the Court in connection with the Vodafone Scheme and give reasonable consideration to all comments proposed by Verizon in connection therewith.

(c) Verizon shall take all such steps as are reasonably necessary to implement the Vodafone Scheme and in particular shall (subject to the satisfaction of the conditions to the Vodafone Scheme):

(i) unless not required by the terms of the Vodafone Scheme, through counsel, consent at the Court Hearing to be bound by the Vodafone Scheme;

(ii) execute or procure the execution of all such documents, and do or procure the carrying out of all such actions, as may be reasonably necessary or desirable to implement the Vodafone Scheme;

(iii) give such reasonable undertakings as may be required by the Court as a condition to obtaining the Court’s sanction for the Vodafone Scheme; and

(iv) provide such other assistance (and shall use its commercially reasonable efforts to procure that its Affiliates provide such assistance) as Vodafone may reasonably request in connection with the preparation of the Vodafone Circular, the implementation of the Vodafone Scheme or Vodafone Reduction of Capital and in preparing and obtaining UKLA approval of, and posting or publishing (as appropriate), any other document in connection with the matters set out in this Section 5.3(c), including by, subject to applicable Law, providing information in writing in relation to Verizon, any of its Affiliates and any of its or their directors or officers;

provided, that Verizon and Vodafone shall, in relation to clauses (i) and (iii), cooperate with each other to explain fully to the Court the terms of this Agreement and, in particular, Sections 8.1(j) and 10.6(b), with a view to assuring the Court that, in the event of a Financing Failure, Verizon should not be regarded as being in breach of any consent or undertaking that Verizon is required to give to the Court.

(d) Except as set forth below in this Section 5.3(d), neither the Board of Directors of Vodafone nor any committee thereof shall withhold or withdraw (or qualify or modify in any manner adverse to Verizon) the recommendation by the Board of Directors of

Vodafone or any such committee thereof to the Vodafone Shareholders to vote in favor of each of the Vodafone Resolutions (such recommendation, the “Vodafone Recommendation” and any such withholding, withdrawal, qualification or modification, a “Vodafone Change of Recommendation”). Notwithstanding the foregoing, the Board of Directors of Vodafone may at any time prior to obtaining the Vodafone Requisite Share Purchase Vote make a Vodafone Change of Recommendation if the Board of Directors of Vodafone determines in good faith (in its sole discretion but after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the exercise of its fiduciary duties as the board of directors of an English public limited company requires such Vodafone Change of Recommendation; provided, however, that Vodafone shall, to the extent reasonably practicable and legally permissible (taking into account the date of the Vodafone Shareholders Meeting) seek to consult with Verizon prior to exercising its right to make a Vodafone Change of Recommendation. In determining whether to make a Vodafone Change of Recommendation, the Vodafone Board shall take into account any changes to the terms of this Agreement proposed by Verizon during any such consultation. In the event of a Vodafone Change of Recommendation following the posting of the Vodafone Circular, Vodafone shall, upon request by Verizon, promptly withdraw the Vodafone Scheme from the Court.

(e) Notwithstanding the provisions of the Vodafone Scheme, Vodafone shall not reduce the amount of the Cash Entitlement if and to the extent that such reduction would delay the date on which the Court Hearing would otherwise take place.

5.4 Cooperation with Respect to Filings and Meetings of Shareholders.

(a) Vodafone and Verizon shall cooperate and consult with each other to co-ordinate the timing of the preparation, posting or publication of the relevant documents, convening of the relevant meetings, or the taking of the other steps required pursuant to Sections 5.2 and 5.3, and in particular shall cooperate to ensure that (i) the Proxy Statement is mailed to Verizon Shareholders, and the Verizon UK Prospectus, the Verizon Registration Statement (and the prospectus contained therein) and the Vodafone Circular are mailed or posted to the Vodafone Shareholders and/or, as applicable, published, on the same date and (ii) the Vodafone Shareholders Meeting, the Court Meeting and the Verizon Stockholders Meeting are held on the same date and at substantially the same time.

(b) Vodafone agrees that it shall not, without Verizon’s consent (such consent not to be unreasonably withheld, conditioned or delayed), except as required by Law, make any amendments to the terms of the Vodafone Scheme which may adversely affect the rights and obligations of Verizon. Vodafone may, at its sole discretion, withdraw the Vodafone Scheme at any time prior to or during the Court Hearing but shall, prior to withdrawing the Vodafone Scheme, consult with Verizon.

(c) Verizon will procure that Verizon and the directors of Verizon accept responsibility for all of the information set out in the Verizon UK Prospectus (but not, for avoidance of doubt, in the Vodafone Circular).

(d) Vodafone will procure that the directors of Vodafone accept responsibility for all of the information set out in the Vodafone Circular (but not, for the avoidance of doubt, in the Verizon UK Prospectus, the Verizon Registration Statement or any other Verizon Disclosure Document).

(e) If there shall occur any event (including discovery of any fact, circumstance or event) that is required by applicable Law to be set forth in an amendment or supplement to the Vodafone Circular, the Proxy Statement, the Verizon Registration Statement, the Verizon US Prospectus or the Verizon UK Prospectus, Vodafone or Verizon (as applicable) shall prepare and post or publish (as applicable) such an amendment or supplement or issue a press release or take other corrective action, in each case to the extent required by applicable Law, and in each case after, to the extent reasonably practicable: (i) providing the other party with a reasonable opportunity to review such amendment or supplement; and (ii) in good faith giving reasonable consideration to all comments proposed by that other party.

(f) Vodafone and Verizon shall cooperate and consult with each other to determine a mutually satisfactory approach to the treatment of Overseas Scheme Shareholders. Without limitation of the foregoing, (i) Vodafone shall not make a determination under paragraphs 11.1(A) or (B) of the Vodafone Scheme, and Verizon shall not give notice requiring such a determination pursuant to Section 5.4(g), without prior consultation with the other party and (ii) Vodafone and Verizon shall attempt to reach an agreement with respect to the treatment of Overseas Scheme Shareholders prior to the Vodafone Circular Posting Date.

(g) Without prejudice to Section 5.4(f), Vodafone shall not make the B Share Election available to Overseas Scheme Shareholders in any jurisdiction, nor shall Verizon be obliged to issue and deliver Verizon Shares (or procure the delivery of Verizon CDIs or statements of ownership in respect of Verizon CDIs) to Overseas Scheme Shareholders in any jurisdiction, if Verizon has notified Vodafone at least five (5) Business Days before the Court Hearing that it has determined that doing so is (A) prohibited by applicable Law or (B) permitted only subject to compliance by Verizon with requirements of applicable Law (including any requirement to make any registration or filing with, or obtain any consent or approval from, any Governmental Authority) which Verizon, in its absolute discretion, considers to be unduly onerous. If Verizon makes such a notification with respect to a jurisdiction, then Vodafone shall make such determination under paragraph 11.1(A) or (B) of the Scheme as is notified by Verizon to Vodafone for these purposes. For the avoidance of doubt, it shall not be unduly onerous for Verizon to “passport” the Verizon UK Prospectus from the United Kingdom into any other Member State in accordance with the applicable requirements of the Prospectus Directive and the Laws of such Member State.

5.5 Press Releases. The forms of the initial press releases regarding the transactions contemplated hereby, to be released as promptly as practicable following the execution of this Agreement and at substantially the same time, are attached hereto as Exhibit H (the “Initial Verizon Press Release”) and Exhibit I (the “Initial Vodafone Press Release” and, together with the Initial Vodafone Press Release, the “Initial Press Releases”). Each of Verizon and Vodafone

agrees that, prior to Closing, it will consult with the other prior to making, or permitting any of their Subsidiaries to make, any public statement or release concerning this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, except to the extent otherwise required by Law or the obligations pursuant to any applicable listing agreement with or rules of any securities exchange (including, for avoidance of doubt, the NYSE, the NASDAQ and the LSE); provided, that (a) to the extent such consultation obligation has been discharged with respect to the contents of any such public statement or release, no separate consultation obligation shall apply in respect of such content to the extent replicated in whole or in part in any subsequent public statement or release and (b) Verizon and Vodafone may make public statements in response to questions by the press, analysts, investors or those attending industry conferences or financial analysts conference calls, so long as any such statements are consistent with the Initial Press Releases and other prior press releases, public disclosures or public statements made jointly by Verizon and Vodafone or made by one party in accordance with this Section 5.5 or in the Current Report on Form 8-K filed by Verizon with respect to this Agreement and the transactions contemplated hereby and do not reveal material nonpublic information regarding this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

5.6 Securityholder Litigation. Verizon and Vodafone shall, in connection with the defense or settlement by such party of any actual or threatened securityholder litigation, complaints or challenges against it or its directors or officers relating to the transactions contemplated by this Agreement or the Ancillary Documents (including, for avoidance of doubt, any actual or threatened litigation, complaints or challenges that may be brought in the Court or any other court of England and Wales in connection with the Vodafone Scheme or that otherwise relates to the transactions contemplated by this Agreement or the Ancillary Documents), (a) consult and cooperate with the other party and (b) keep the other party reasonably and timely informed of developments, changes or occurrences with respect to any such litigation.

5.7 Confidentiality. Except as mutually agreed by each of the parties hereto, each of the parties agrees that, during the term of this Agreement and at all times thereafter, it will not disclose to any person (other than any financial advisers, accountants, attorneys, and other Representatives who are required to know such information) any information that has been made available to such party in connection with the negotiation, execution or performance of this Agreement, except as required by Law, regulation or legal process (including necessary disclosure in connection with any legal process relating to establishing or enforcing any rights under this Agreement) or in connection with obtaining the approval of any Governmental Entity, and except that Verizon may disclose this Agreement and the Omnitel Purchase Agreement to Financing Sources.

5.8 Approvals, Consents and Regulatory Filings.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties shall, and shall cause their respective Subsidiaries to, use its commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things necessary, proper or advisable on its part under this Agreement and the Ancillary Documents to satisfy all legal conditions to the consummation of the transactions contemplated by this Agreement and the Ancillary Documents, and to obtain all consents, orders and approvals of Governmental Entities and non-governmental third parties that may be or become necessary for the consummation of any of the transactions contemplated by this Agreement and the Ancillary Documents, in each case as soon as reasonably practicable following the execution of this Agreement, and each of the parties will cooperate fully with the other parties in taking or causing to be taken all actions, or doing or causing to be done all things necessary, proper or advisable on its part under this Agreement and the Ancillary Documents and promptly seeking to obtain all such authorizations, consents, orders and approvals. Without limiting the generality of the foregoing, as soon as practicable after the date hereof (and in any event within fifteen (15) Business Days from the date hereof with respect to clause (i) below), Verizon shall file or cause the Partnership to file (i) applications or notices with the FCC necessary for the consummation of the transactions contemplated by this Agreement and the Ancillary Documents, if any, which applications will comply in all material respects with the requirements of the Communications Act of 1934 as amended and the rules and regulations of the FCC, (ii) applications or notices with each applicable state public service utility commission or other state or local regulatory entity necessary for the consummation of the transactions contemplated by this Agreement and the Ancillary Documents, if any, and (iii) any other regulatory consents and approvals necessary for the consummation of the transactions contemplated by this Agreement and the Ancillary Documents. Verizon shall diligently prosecute and cause its Subsidiaries to diligently prosecute all such applications and take all such actions and give all such notices as may be required or requested by the FCC or any other regulatory agency or as may be appropriate in an effort to expedite the grant of any necessary consent by the FCC or such regulatory agency. For purposes of this Section 5.8, “commercially reasonable efforts” shall not include nor require any party or any of its Subsidiaries to (A) sell, or agree to sell, hold or agree to hold separate, or otherwise dispose or agree to dispose of any asset, in each case if such sale, separation or disposition or agreement with respect thereto would, individually or in the aggregate, reasonably be expected to have a Verizon Material Adverse Effect, or (B) conduct or agree to conduct its business in any particular manner, or agree to any other condition, requirement, restriction or action, if such conduct or agreement with respect thereto, or such other condition, requirement, restriction or action, would, individually or in the aggregate, reasonably be expected to have a Verizon Material Adverse Effect (each of the foregoing effects, a “Burdensome Effect”). None of Vodafone or any of its Affiliates shall, without the prior written consent of Verizon, agree to become subject to, or consent to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order of a Governmental Entity in connection with any of the transactions contemplated by this Agreement to the extent such requirement, condition, understanding, agreement or order would be binding on any Sold Entity or any of its Affiliates upon or following the Closing.

(b) Except to the extent prohibited by Law and without limiting the generality of the foregoing, each of the parties shall, and shall cause their respective Subsidiaries to, (i) cooperate in all respects with each other in connection with any investigation or other inquiry before a Governmental Entity and in connection with the transactions contemplated by this Agreement and the Ancillary Documents, including any proceeding initiated by a Governmental Entity or a private party; (ii) furnish all information required or reasonably requested for any application or other filing to be made pursuant to any applicable Laws in connection with the transactions contemplated by this Agreement and the Ancillary Documents; (iii) keep the other parties informed in all material respects of any material communication received by such party from, or given by such party to, any Governmental Entities, and of any material communication received or given in connection with any proceeding by a private party, in each case relating to the transactions contemplated by this Agreement and the Ancillary Documents; (iv) except for filings made by Vodafone and its Affiliates in connection with the Reorganization, give the other parties a reasonable opportunity to review in advance and propose comments with respect to any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the transactions contemplated by this Agreement and the Ancillary Documents; and (v) except for filings made by Vodafone and its Affiliates in connection with the Reorganization, provide to the other parties hereto copies of all filings and material correspondence with all Governmental Entities with respect to the filings and consents in connection with the transactions contemplated by this Agreement and the Ancillary Documents. In exercising the foregoing rights, each of the parties shall act reasonably and as promptly as practicable; provided, however, that materials provided to the other parties may be redacted (A) to remove references to valuation, (B) as necessary to comply with contractual arrangements, (C) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns and (D) to protect competitively sensitive information.

(c) In furtherance and not in limitation of the covenants of each of the parties contained in Sections 5.8(a) and (b), if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement or the Ancillary Documents as violative of any Law, or if any statute, rule, regulation, executive order, decree, injunction or administrative order is enacted, entered or promulgated or enforced by a Governmental Entity which would make the transactions contemplated by this Agreement or the Ancillary Documents illegal or otherwise prohibit or materially impair or delay consummation of the transactions contemplated by this Agreement and the Ancillary Documents, each of the parties shall cooperate in all respects with each of the other parties and use its commercially reasonable efforts to contest and resist any such action or proceeding, to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of any of the transactions contemplated by this Agreement and the Ancillary Documents and to have such statute, rule, regulation, executive order, decree, injunction or administrative order repealed, rescinded or made inapplicable; provided, that the parties shall not be obligated to seek to overturn a final order by the FCC disapproving the transactions contemplated by this Agreement and the Ancillary Documents.

(d) If any objections are asserted with respect to the transactions contemplated by this Agreement or any Ancillary Document under any Law or if any suit is instituted by any Governmental Entity or any private party challenging any of the transactions contemplated by this Agreement or the Ancillary Documents as violative of any Law, each of the parties shall use its commercially reasonable efforts to resolve any such objections or challenges as such Governmental Entity or private party may have to such transactions under such Law so as to permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents.

5.9 Financing.

(a) Verizon shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the proceeds of, the Financing and, if applicable, the Replacement Financing on the terms and conditions described in the Financing Documents and Replacement Financing Documents, including using commercially reasonable efforts to (i) comply with its obligations and satisfy the conditions precedent to funding under the Financing Documents and, if applicable, Replacement Financing Documents; (ii) upon satisfaction of the conditions set forth in Section 3.02 of the Loan Facility (and/or, in respect of certainty of funding, such substantially equivalent conditions (or conditions that are more favorable to Verizon) as may appear in any Replacement Financing Document), consummate the Financing and, if applicable, the Replacement Financing at or prior to Closing; and (iii) cause the Financing Sources and, if applicable, Replacement Financing Sources to fund on the Closing Date the Financing and, if applicable, the Replacement Financing to the extent required to consummate the Transaction in accordance with the terms thereof (including, to the extent commercially reasonable, by promptly taking enforcement action under the Financing Documents and, if applicable, the Replacement Financing Documents in the event of a breach by any Financing Sources or Replacement Financing Sources).

(b) Verizon shall have the right to substitute the proceeds of consummated debt (including unsecured notes) or equity offerings for all or any portion of the Financing or, if applicable, Replacement Financing by reducing commitments under the Financing and, if applicable, any Replacement Financing; provided, that to the extent any consummated debt has a scheduled special or mandatory redemption right, such right is not exercisable prior to the Termination Date. Further, Verizon shall have the right to substitute commitments in respect of other debt or equity financing for all or any portion of the Financing from the same and/or alternative bona fide third-party financing sources (“Replacement Financing Sources”) so long as (i) all conditions precedent to effectiveness of definitive documentation for such debt or equity financing have been satisfied and the conditions precedent to funding under the debt financing or issuance of the equity financing are, in respect of certainty of funding, substantially equivalent to (or conditions that are more favorable to Verizon than) the conditions set forth in Section 3.02 of the Loan Facility, and (ii) in respect of any debt financing, prior to funding of the loans thereunder, the commitments in respect of such debt financing are subject to restrictions on assignment which are substantially equivalent to or more favorable to the Verizon than the restrictions set forth in Section 8.07 of the Loan Facility (any such debt or equity financing which satisfies the foregoing clauses (i) and (ii), the “Replacement Financing”; the definitive documentation for any such Replacement Financing, the “Replacement Financing Documents”).

(c) Verizon shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any provision or remedy under, the Financing Documents or Replacement Financing Documents; provided, that Verizon shall not, without the prior written consent of Vodafone, at any time prior to the Closing: (i) permit any amendment, replacement, supplement or modification to, or any waiver of any material provision or remedy under, any Financing Document or Replacement Financing Document if such amendment, replacement, supplement, modification or waiver (A) adds any new (or modifies, in a manner materially adverse to Verizon, any existing) conditions to the consummation of the Financing or Replacement Financing (as applicable), (B) reduces the aggregate amount of the Financing and the Replacement Financing other than to the extent that (1) such reduction is required by the terms of the Loan Facility or (2) Verizon has available to it Replacement Financing or cash on hand in an amount equal to such reduction, (C) materially adversely impacts the ability of Verizon to enforce its rights against other parties to any Financing Document as so amended, replaced, supplemented, modified or waived, relative to the ability of Verizon to enforce its rights against such other parties to any Financing Document as in effect on the date hereof or Replacement Financing Document as in effect on the date of execution thereof, or (D) prevents, impedes or materially delays the consummation of the transactions contemplated by this Agreement; provided, further, that notwithstanding the foregoing, Verizon may amend the Financing Documents and/or Replacement Financing Documents to add lenders, lead arrangers, syndication agents, documentation agents or similar entities who had not executed any Financing Document and/or Replacement Financing Document; or (ii) terminate the Loan Facility other than to the extent that (A) the commitments under the Loan Facility have been reduced to zero in accordance with its terms or (B) Verizon has obtained Replacement Financing in an aggregate amount equal to the commitment under the Loan Facility at the time of such termination of the Loan Facility. Verizon shall promptly following execution deliver to Vodafone copies of any such amendment, replacement (including any Replacement Financing Document), supplement, modification or waiver (which may be redacted to delete any compensation information). Notwithstanding anything to the contrary in this Agreement, Verizon agrees that it shall not reduce the aggregate amount of all unfunded commitments in respect of the Financing and, if applicable, Replacement Financing (whether as a result of a disposition of assets, debt issuance or equity issuance but, for the avoidance of doubt, not as a result of the funding of the loans thereunder) to an amount less than Twenty Billion Dollars ($20,000,000,000) without Vodafone’s consent, which shall not be unreasonably withheld, conditioned or delayed.

(d) Verizon acknowledges and agrees that Vodafone and its Affiliates (including, prior to the Closing, the Sold Entities), their respective Representatives and, prior to the Closing, the Partnership or any of its Subsidiaries and their respective Representatives, shall not have any responsibility for, or incur any liability to, any Person under or pursuant to the Financing or Replacement Financing pursuant to the Financing Documents or Replacement Financing Documents, if any, and that Verizon shall indemnify and hold harmless Vodafone and its Affiliates (including, prior to the Closing, the Sold Entities), their respective Representatives and, prior to the Closing, the Partnership and its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Financing or the Replacement Financing pursuant to the Financing Documents or Replacement Financing Documents, if any, except to the extent resulting from any breaches of the representations, warranties or covenants of Vodafone under this Agreement. Verizon shall keep Vodafone reasonably informed with respect to all material activity concerning the status of the financing contemplated by the Financing Documents and Replacement Financing Documents (if any), it being understood, for the avoidance of doubt, that nothing in this Section 5.9(d) shall relieve Vodafone of any liability pursuant to Section 8.3 or require Verizon to provide indemnification in respect of any such liability.

5.10 Voting Rights; Purchases of Securities.

(a) Prior to the Closing, Verizon shall not, and shall cause its controlled Affiliates not to, purchase any ordinary shares of Vodafone or other securities convertible into, exchangeable for or exercisable for ordinary shares of Vodafone, and none of Verizon or any of its Subsidiaries shall purchase any rights to acquire any ordinary shares of Vodafone.

(b) Prior to the Closing, Vodafone shall not, and shall cause its controlled Affiliates not to, purchase any shares of Verizon Common Stock or other securities convertible into, exchangeable for or exercisable for Verizon Common Stock, and neither Vodafone nor any of its Subsidiaries shall purchase any rights to acquire any Verizon Common Stock.

5.11 Name Changes. As promptly as reasonably practicable following the Closing Date but not later than thirty (30) days after the Closing Date, Verizon shall cause the organizational documents of the Sold Entities to be amended so as not to include any of “Vodafone” or any word, phrase or acronym confusingly similar thereto and take all such other steps required under applicable law to change and register the name of the Sold Entities accordingly.

5.12 Further Assurances. Subject to the terms and provisions of this Agreement, each party hereto shall at any time and from time to time after the Closing, upon the request of another party hereto, do, execute, acknowledge and deliver, and cause to be done, executed, acknowledged or delivered, all such further acts, deeds, assignments, transfers, conveyances, powers of attorney or assurances as may be required for (a) the better transferring, assigning and conveying the equity interests of the Sold Entities to Verizon, or (b) the transfer, assignation, conveyance and assumption of any Excluded Assets owned by or Excluded Liabilities of the Sold Entities to Vodafone or its designated Affiliates following the Closing. Except with respect to a Verizon Change of Recommendation or a Vodafone Change of Recommendation, no party hereto shall take any actions that would be reasonably be expected to prevent, impair or materially delay the consummation of the transactions contemplated by this Agreement or the Ancillary Documents. In the event that Seller fails to perform any covenant, agreement or obligation that it is obligated to perform pursuant to this Agreement, Vodafone shall cause Seller to perform such covenant, agreement or obligation.

5.13 Access. Except as determined in good faith to be necessary to comply with applicable Law, or preserve any applicable privilege (including the attorney-client privilege), Verizon will cause the Sold Entities and the Partnership and its Subsidiaries, until the date that is six (6) years after the Closing Date, and Vodafone will cause the Sold Entities, prior to the Closing Date, to afford promptly to Vodafone and its Representatives or Verizon and its Representatives, as applicable, reasonable access to their books of account, financial, tax and other records, information, employees and auditors to the extent necessary (a) with respect to Vodafone and its Representatives, in determining any matter in connection with any audit relating to the Sold Entities or their Affiliates and the Partnership with respect to any period ending on or before the Closing Date for purposes of financial statements of Vodafone or its Affiliates or for the preparation of any Tax Returns of Vodafone or its Affiliates and (b) with respect to Verizon and its Representatives, in determining the Tax consequences of the Transaction; provided, that any such access shall not unreasonably interfere with the conduct of the business of Verizon, the Sold Entities, the Partnership or their respective Affiliates or Vodafone, the Sold Entities and their Affiliates, as applicable. The party seeking access to information shall bear all of the out-of-pocket costs and expenses (including attorneys’ fees, but excluding reimbursement for general overhead, salaries and employee benefits) incurred in connection with obtaining such access. Each party will hold, and will use its commercially reasonable efforts to cause its Representatives to hold (and will be responsible for any failure by any of its Representatives to hold), in confidence all confidential information concerning the Sold Entities or their Affiliates and the Partnership or its Affiliates.

5.14 Change in Ownership; ELPI Contribution.

(a) The parties agree that entry into this Agreement and consummation of the transactions pursuant hereto do not and will not constitute a “Change in Ownership” for purposes of the Partnership Agreement until the Closing shall have occurred.

(b) Prior to the Closing, Verizon shall not, and shall cause its Affiliates not to, exercise the ELPI Contribution referred to in the ELPI Contribution Agreement, dated as of December 2001, among the Partnership, Verizon, Vodafone and certain other Persons.

5.15 Indemnification and Insurance; Mutual Release.

(a) Vodafone and Verizon agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, now existing in favor of the current or former directors, officers, employees and other representatives of the Sold Entities, the Partnership and its Subsidiaries as provided in their respective organizational documents and which, in the case of the Sold Entities, has prior to the date hereof been made available to Verizon shall survive the Closing and shall continue in full force and effect to the extent provided in the following sentence. Verizon shall cause the Sold Entities and the Partnership and its Subsidiaries to maintain in effect until the sixth (6th) anniversary of the Closing any and all exculpation, indemnification and advancement of expenses provisions of such entity’s organizational documents, in each case in effect as of the date hereof and which, in the case of the Sold Entities, has been provided to

Verizon prior to the date hereof, for acts or omissions occurring on or prior to the Closing.

(b) In the event any of the Sold Entities, the Partnership or its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of the applicable Sold Entity, the Partnership or the applicable Subsidiary of the Partnership shall assume all of the obligations of such Person contemplated to be maintained pursuant to Section 5.15(a).

(c) As of the Closing, Verizon, for and on behalf of itself, its Affiliates and their respective successors and assigns (the “Verizon Releasing Persons”), hereby voluntarily, knowingly, fully, unconditionally and irrevocably acquits, releases and forever discharges each Vodafone Related Party from any and all Claims that such Verizon Releasing Person has or has ever had or may have or that have been or could have been or could be asserted against any Vodafone Related Party, which arise out of or in any way relate to events, circumstances, actions or omissions occurring, existing or taken on or prior to the Closing in connection with or on behalf of the Partnership, its Subsidiaries or the Sold Entities, other than Claims arising out of or permitted under the express terms set forth in this Agreement or the Ancillary Documents or any agreement, other than the Partnership Agreement, that is not terminated pursuant to the last sentence of this Section 5.15. As of the Closing, Vodafone, for and on behalf of itself, its Affiliates and their respective successors and assigns (the “Vodafone Releasing Persons”), hereby voluntarily, knowingly, fully, unconditionally and irrevocably acquits, releases and forever discharges each Verizon Related Party from any and all Claims that such Vodafone Releasing Person has or has ever had or may have or that have been or could have been or could be asserted against any Verizon Related Party, which arise out of or in any way relate to events, circumstances, actions or omissions occurring, existing or taken on or prior to the Closing in connection with or on behalf of the Partnership, its Subsidiaries or the Sold Entities, other than Claims arising out of or permitted under the express terms set forth in this Agreement or the Ancillary Documents or any agreement, other than the Partnership Agreement, that is not terminated pursuant to the last sentence of this Section 5.15. Additionally, as of the Closing, the parties hereto agree to take the actions specified on Schedule 5.15 hereto.

5.16 Listing of Verizon Shares. Verizon shall use its commercially reasonable efforts to cause the Verizon Shares to be approved for listing (a) on the NYSE and NASDAQ, subject only to official notice of issuance, prior to the Closing and (b) on the Official List and to trading on the LSE on the first (1st) Business Day following the Closing. Verizon shall maintain its standard listing of Verizon Shares on the LSE for a period of at least two (2) years following the Closing.

5.17 Additional Covenants of Verizon. Except as required by applicable Law, as expressly contemplated by this Agreement, as Vodafone may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed) or as set forth in Section 5.17 of the

Verizon Disclosure Letter, Verizon covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Closing, the business of it and its Subsidiaries shall be conducted in all material respects in the ordinary course of business; provided, however, that no action by Verizon or any of its Subsidiaries with respect to matters specifically addressed by any provision of subsections (a) through (g) of this Section 5.17 shall be deemed to be a breach of this sentence unless such action would constitute a breach of such subsection. Without limiting the generality of, and in furtherance of, the foregoing, from the date of this Agreement until the Closing, except as otherwise expressly contemplated by this Agreement, as required by Law or as Vodafone may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed) or as set forth in Section 5.17 of the Verizon Disclosure Letter, Verizon will not and will not permit its Subsidiaries to, directly or indirectly:

(a) other than a Verizon Certificate Amendment, adopt or propose any change in Verizon’s or the Partnership’s certificate of incorporation, certificate of formation, by-laws, operating agreement or other applicable governing instruments, as applicable;

(b) (i) merge or consolidate Verizon with any other Person, (ii) other than in the ordinary course of business with respect to the Significant Subsidiaries of Verizon (other than the Partnership), restructure or reorganize or (iii) completely or partially liquidate;

(c) acquire, directly or indirectly, whether by purchase, merger, consolidation or acquisition of stock or assets or otherwise, an equity interest in or a substantial portion of the assets of any Person or any business or division thereof, in each case that would reasonably be expected to prevent or materially delay the consummation of the Transaction;

(d) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of Verizon, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, in each case, except (i) for grants made pursuant to the Verizon Stock Plans or the exercise, vesting or settlement of any award outstanding thereunder at any time on or following the date of this Agreement, (ii) in connection with the acquisition, directly or indirectly, of an equity interest in or assets of any Person or any business or division thereof, whether by purchase, merger, consolidation or acquisition of stock or assets or otherwise and (iii) other than at a price below fair market value (as determined by the Verizon Board of Directors), for issuances of shares of capital stock of Verizon, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, the proceeds of which are used to fund any portion of the Cash Consideration; provided, that following the issuance of any shares of Verizon Common Stock pursuant to clauses (ii) or (iii) above, Verizon shall have a sufficient number of authorized but unissued shares under the certificate of incorporation of Verizon to allow it to issue the maximum number of Verizon Shares issuable pursuant to Section 2.2(a)(ii);

(e) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for (i) distributions made by the Partnership, (ii) dividends paid by any Subsidiary to Verizon or to any other Subsidiary or (iii) regular quarterly dividends in cash on the Verizon Common Stock, declared and paid consistent with prior timing and in the ordinary course of business, including increases to such regular quarterly cash dividends in the ordinary course of business);

(f) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any Verizon capital stock or securities convertible or exchangeable into or exercisable for any shares of Verizon capital stock, other than in the ordinary course of business pursuant to the Verizon Stock Plans or any award outstanding thereunder at any time on or following the date of this Agreement; or

(g) authorize any of, or commit, resolve or agree to take any of the foregoing actions.

5.18 Additional Covenants of Vodafone with Respect to the Sold Entities. From the date of this Agreement until the Closing, except as otherwise expressly contemplated by this Agreement (including as required to implement the Reorganization in accordance with Section 5.1), as Verizon may approve in writing, as required by applicable Law or as set forth in Section 5.18 of the Vodafone Disclosure Letter, from the date of this Agreement to the Closing, Vodafone shall cause each Sold Entity to not do any of the following, directly or indirectly:

(a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, the capital stock of any Sold Entity other than dividends with respect to the VAI Preferred Shares (which Vodafone shall pay, or cause Vodafone Americas to pay, on a quarterly basis consistent with past practice and consistent with the provisions of the VAI Preferred Shares) or any distributions made to another Sold Entity, (ii) split, combine, subdivide or reclassify any capital stock of any Sold Entity, or securities convertible into or exchangeable or exercisable for such capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for such capital stock, or (iii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of any Sold Entity or voting securities of, or equity interests in, any Sold Entity or any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, any Sold Entity, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests;

(b) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (i) any shares of capital stock of any Sold Entity, (ii) any other equity interests or voting securities of any Sold Entity, (iii) any securities convertible into or exchangeable or exercisable for capital stock of any Sold Entity or voting securities of, or other equity interests in, any Sold Entity, or (iv) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, any Sold Entity;

(c) amend the certificate of incorporation, bylaws or other organizational documents of any Sold Entity;

(d) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or IFRS (after the date of this Agreement);

(e) directly or indirectly acquire in any transaction (i) any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or (ii) any material properties or assets;

(f) make, change or rescind any Tax election, adopt (other than in the ordinary course of business) or change any method of Tax accounting, or, other than in a manner consistent with past practice, file any amended Tax Return, enter into a closing agreement, settle or compromise any Tax proceeding or surrender any right to claim a refund of Taxes, in each case, if such action is reasonably likely to have an adverse effect on Verizon or any of its Subsidiaries (including any Sold Entity) after the Closing;

(g) merge, consolidate, restructure, reorganize or liquidate, in whole or in part, any of the Sold Entities; provided, that, notwithstanding anything in Section 5.1 or this Section 5.18 to the contrary, none of the Sold Entities shall transfer, directly or indirectly, any interest in the Partnership; or

(h) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

5.19 Settlement Note Actions. At the Closing and immediately following the consummation of the sale of the Transferred Shares, Verizon and Vodafone shall take, and shall cause their controlled Affiliates to take, all actions and do, and cause their controlled Affiliates to do, all things necessary and proper to effect the transactions substantially as set forth on Schedule 5.19 hereto.

5.20 Vodafone B.V. Inc.

(a) Verizon shall maintain the corporate existence of Vodafone B.V. Inc. for at least the two-year period beginning on the Closing Date and during such period shall cause Vodafone B.V. Inc. to (i) employ at least one individual to manage its finance operations, (ii) not prepay the principal balance of the notes that it holds at the completion of the Reorganization (which Verizon shall cause to be serviced in accordance with their terms) other than any prepayments permitted pursuant to the terms thereof , and (iii) maintain a balance of at least Two Hundred Fifty Million Dollars ($250,000,000) in cash, cash equivalents or third-party investments.

(b) At the Closing and pursuant to the Reorganization, Vodafone shall cause at least Two Hundred Fifty Million Dollars ($250,000,000) of cash to be on deposit in a U.S. account of Vodafone B.V. Inc.

5.21 Post-Closing Partnership Tax Distribution Payments. Notwithstanding anything to the contrary contained herein, following the Closing, Verizon shall pay to Vodafone, in cash, by wire transfer or intrabank transfer of immediately available funds to an account designated by Vodafone, an amount equal to all Tax Distributions (as defined in the Partnership Agreement and calculated in a manner consistent with past practice of the Partnership) and Supplemental Tax Distributions that would be required to be paid to the Vodafone Partners if the Transaction had not occurred in respect of any Pre-Closing Tax Period or portion thereof (determined, on a basis consistent with Section 6.1(d), as if the Closing Date was the end of the quarterly period of the Partnership) for which the Partnership has not yet paid any such distributions as of the Closing Date, which payment shall be made no later than the time such distribution would have been required to be made under the Partnership Agreement and other arrangements as in effect on the date hereof. The amount of any payment required to be made pursuant to this Section 5.21 shall not be adjusted to take into account any adjustment to items of Partnership income, gain, loss, deduction or credit (or other items reported to its partners on Schedule K-1 (IRS Form 1065)), whether by reason of audit assessment, amended return or otherwise, in each case, occurring after the date of such payment, and with respect to which clause (A)(i) of the penultimate sentence of Section 9.2(c) applies.

ARTICLE VI

TAX MATTERS

6.1 Tax Returns.

(a) Vodafone shall prepare, or cause to be prepared (in a manner consistent with past practices, except as otherwise required by applicable Law), all Tax Returns of the Sold Entities required to be filed for any Pre-Closing Tax Period of a Sold Entity (the “Seller Returns”). In the case of any Seller Return that is required to be filed on or prior to the Closing Date, Vodafone shall cause each such Seller Return to be timely filed and shall cause the amount of Taxes shown as due on such Seller Return to be timely paid. With respect to any Seller Return filed after the Closing Date, Vodafone shall (i) provide Verizon with a copy of each such Seller Return at least twenty (20) days prior to the due date for filing such Seller Return and (ii) consider in good faith any written comments promptly received from Verizon with respect to such Seller Return (and, if applicable, revise such Seller Return to reflect such comments). In the case of any Seller Return that is required to be filed after the Closing Date, Verizon shall cause the Sold Entities to timely file such Seller Return received from Vodafone; provided, however, that Verizon shall not be required to cause such filing if (i) such Seller Return is not prepared in accordance with this Agreement or (ii) Verizon reasonably believes that there may not be “substantial authority” (or such higher standard as may be required under applicable Law to avoid the imposition of penalties) supporting each material position reflected on such Seller Return, unless Vodafone provides an opinion reasonably acceptable to Verizon from a recognized tax advisor to the effect that there is “substantial authority” (or such higher standard as may be required under applicable Law to avoid the imposition of penalties) for such position; and provided, further, that the signing and filing of a Seller Return in accordance with the foregoing provision shall not be considered an acknowledgement that such Seller Return complies with the requirements of this

Agreement. Verizon shall pay, or cause the Sold Entities to pay, any Taxes due with respect to Seller Returns filed in accordance with the preceding sentence, subject to the other provisions of this Agreement, including the next sentence and any indemnity obligation of Vodafone pursuant to Section 9.2(c). Vodafone shall pay to Verizon by wire transfer of immediately available funds no later than three (3) Business Days prior to the due date for filing any Seller Return required to be filed after the Closing Date the amount of Taxes shown as due and unpaid on such Seller Return for which Vodafone is responsible under this Agreement.

(b) Verizon shall prepare, or cause to be prepared, and file, or cause to be filed, when due all Tax Returns (other than Seller Returns) that are required to be filed by or with respect to the Sold Entities for Straddle Periods of such entities (the “Verizon Returns”). Verizon shall pay, or cause the Sold Entities to pay, any Taxes due with respect to any Verizon Returns, subject to any indemnity obligation of Vodafone pursuant to Section 9.2(c). If any Verizon Return includes any amounts for which Vodafone is liable under this Agreement (including any indemnity obligation of Vodafone pursuant to Section 9.2(c)), Verizon shall, at least twenty (20) days prior to the due date of any such Verizon Return, deliver such Verizon Return to Vodafone for Vodafone’s approval (not to be unreasonably withheld, provided, however, that Vodafone may control and direct the manner in which the Reorganization is reported on such Verizon Return; provided, further, that Verizon shall not be required to reflect any material position on such Verizon Return unless, either (i) Verizon reasonably determines that there is at least “substantial authority” (or such higher standard as may be required under applicable Law to avoid the imposition of penalties) for such position, or (ii) Vodafone provides an opinion reasonably acceptable to Verizon from a recognized tax advisor to the effect that there is “substantial authority” (or such higher standard as may be required under applicable Law to avoid the imposition of penalties) for such position; and Vodafone shall pay to Verizon by wire transfer of immediately available funds no later than three (3) Business Days prior to the due date for filing such Verizon Return the amount of Taxes shown as due and unpaid on such Verizon Return for which Vodafone is responsible under this Agreement.

(c) For purposes of Section 9.2(c), in the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax related to the portion of such Straddle Period ending on and including the Closing Date shall (A) in the case of any gross receipts, employment, sales or use, value added, Taxes based upon or measured by reference to income or gain, and other similar Taxes, be deemed equal to the amount which would be payable if the relevant Tax period ended on and included the Closing Date, and (B) in the case of any Tax other than a Tax described in clause (A) be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period.

(d) Each Sold Entity that is classified as a partnership for United States federal income Tax purposes (and, with respect to any Sold Entity that holds an interest in an entity classified as a partnership for United States federal income Tax purposes, including the Partnership, such other entity) shall be treated for purposes of this Agreement as if its taxable year ended as of the end of the Closing Date. The allocation of any item of income, gain, loss, deduction or credit of the Partnership to the Sold Entities for the period ending on the Closing Date will be determined under the “closing of the books” method; provided, however, if the Closing Date is not on a quarter end, the items of income, gain, loss, deduction or credit of the Partnership, other than extraordinary items, for the portion of the quarter that ends on the Closing Date may be determined by pro ration of the quarter’s results, provided that the Tax Distributions are determined on a basis consistent with such allocation. The taxable year of each Sold Entity that is treated as a corporation for United States federal income Tax purposes shall, for such purposes, end as of the end of the Closing Date, and such Sold Entities will become members of Verizon’s consolidated group on the day after the Closing Date. The allocation of any item of income, gain, loss, deduction or credit of any Sold Entity that is treated as a corporation for United States federal income Tax purposes for the period ending on the Closing Date will be determined under the “closing of the books” method. To the extent permitted or required under applicable Law, Vodafone and Verizon agree to take all actions necessary to treat the Closing Date as the last day of the taxable year or period of the Sold Entities for all Tax purposes.

6.2 Tax Claims. Vodafone shall, solely at its own cost and expense, have the right to control all Tax proceedings (and make all decisions relating to such Tax proceedings) involving a Tax Claim with respect to the Sold Entities for any taxable period ending on or before the Closing Date; provided, that Vodafone must provide Verizon with written notice of its election to control such Tax Claim within twenty (20) days of Verizon (or a Tax Authority) notifying Vodafone of such Tax Claim; and provided, further, that Vodafone shall not settle, compromise or abandon any such Tax proceeding without the prior written consent of Verizon (which consent shall not be unreasonably withheld) if such settlement, compromise or abandonment would reasonably be expected to have an adverse effect on Verizon or any of its Subsidiaries (including, after the Closing, the Sold Entities) that is material. Vodafone shall keep Verizon reasonably informed with respect to the commencement, status and substantive aspects of any such Tax proceeding. If Verizon receives notice of a Tax Claim, Verizon shall give notice to Vodafone in writing of such claim; provided, however, that no failure or delay by Verizon to give notice of a Tax Claim shall reduce or otherwise affect the obligation of Vodafone hereunder except to the extent Vodafone is actually prejudiced thereby. In the case of a Tax proceeding of or with respect to the Sold Entities for any Straddle Period, the Controlling Party (defined below) shall have the right and obligation to conduct, at its own expense, such Tax proceeding; provided, however, that (i) the Controlling Party shall provide the Non-Controlling Party (defined below) with a timely and reasonably detailed account of each stage of such Tax proceeding, (ii) the Controlling Party shall consult with the Non-Controlling Party before taking any significant action in connection with such Tax proceeding, (iii) the Controlling Party shall consult with the Non-Controlling Party and offer the Non-Controlling Party an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax proceeding, (iv) the Controlling Party shall defend such Tax proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax proceeding, (v) the Non-Controlling Party shall be entitled to participate in such Tax proceeding and attend any meetings or conferences with the relevant Taxing Authority, and (vi) the Controlling Party shall not settle, compromise or abandon any such Tax proceeding without obtaining the prior written consent of the Non-Controlling Party (which consent shall not be unreasonably withheld). For purposes of this Agreement, “Controlling Party” shall mean Vodafone if Vodafone and its Affiliates are reasonably expected to bear the greater Tax liability in connection with such Tax proceeding, or Verizon if Verizon and its Affiliates are reasonably expected to bear the greater Tax liability in connection with such Tax proceeding (in each case, taking into account the provisions of Section 9.2(c) and Section 9.2(d)); and “Non-Controlling Party” shall mean whichever of Vodafone or Verizon is not the Controlling Party with respect to such Tax proceeding. Anything in this Section 6.2 to the contrary notwithstanding: (i) Verizon shall, at its sole cost and expense, have the sole right to control any issue arising in a Tax proceeding of or with respect to any of the Sold Entities for any taxable period ending on or prior to the Closing Date or a Straddle Period to the extent such issue relates solely to Taxes imposed on a Sold Entity with respect to any such period for which Vodafone is not responsible pursuant to the penultimate sentence of Section 9.2(c), provided that Verizon shall not settle, compromise or abandon any such Tax proceeding without the prior written consent of Vodafone (which consent shall not be unreasonably withheld) if such settlement, compromise or abandonment would reasonably be expected to have an adverse effect on Vodafone or any of its Subsidiaries that is material, including under Section 9.2(c); and (ii) Vodafone shall, at its sole cost and expense, have the sole right to control any issue arising in any Tax proceeding of or with respect to any of the Sold Entities for any taxable period ending on or prior to the Closing Date or a Straddle Period to the extent such issue relates to the Reorganization (and to make all decisions relating thereto) provided, that Vodafone shall not settle, compromise or abandon any such Tax proceeding without the prior written consent of Verizon (which consent shall not be unreasonably withheld) if such settlement, compromise or abandonment would reasonably be expected to have an adverse effect on Verizon or any of its Subsidiaries (including, after the Closing, the Sold Entities) that is material.

6.3 Cooperation.

(a) Vodafone, and Verizon shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and other Representatives to reasonably cooperate, in preparing and filing all Tax Returns and in connection with all disputes, audits and other proceedings relating to Taxes, including by maintaining and making available to each other all records reasonably requested in connection with Taxes and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder. Vodafone and Verizon shall further reasonably cooperate, and make their respective advisors available to each other, with respect to the Tax consequences of the Reorganization. Vodafone shall cause the Sold Entities to be in possession, at the Closing (or as soon as practicable thereafter, but in any event within 30 days following the Closing Date), of all Tax Returns, schedules, work papers and all other material records and documents relating to Tax matters of the Sold Entities for their respective Tax periods ending on or prior to, or including, the Closing Date. At Verizon’s written request, Vodafone shall use commercially reasonable efforts to provide Verizon at or prior to the Closing with a schedule setting forth (i) the material tax attributes of each of the Sold Entities, and (ii) any currently effective waivers of any U.S. federal, state, local or foreign statutes of limitation with respect to, or extensions of the period for assessment, of any material Taxes or Tax Returns of the Sold Entities.

(b) Verizon shall determine, within ninety (90) days of the date hereof, whether or not Verizon will be able to deliver the certification provided for in Section 2.6(b)(vi) of this Agreement, and Verizon shall advise Vodafone as to its determination within such ninety (90) day period. Upon Vodafone’s request, Verizon shall provide Vodafone with any information relating to the Partnership and any of its Subsidiaries reasonably requested by Vodafone to deliver the certification provided for in Section 2.6(a)(vi) of this Agreement.

(c) If Vodafone determines between the date hereof and the Closing Date that there exist items that could give rise to an indemnification obligation pursuant to Section 9.2(c)(vi), Vodafone shall notify Verizon in writing on or prior to the Closing Date and shall provide Verizon with reasonable detail regarding such items. Prior to taking any action or consummating any transaction that would reasonably be expected to trigger any Taxes with respect to items identified by Vodafone pursuant to the preceding sentence, Verizon shall notify Vodafone and shall consider in good faith any comments or alternative proposals received from Vodafone within a reasonable period of time with respect to the taking of such action or structure of such transaction.

6.4 Omnitel Entity Classification. Vodafone shall take, or cause its controlled Affiliates to take, all actions and to do, or cause its controlled Affiliates to do, all things necessary, including calling board and shareholder meetings and taking other corporate actions, to (a) (i) convert (the “Omnitel Conversion”) Omnitel under the Laws of the Kingdom of the Netherlands from a naamloze vennootschap to a besloten vennootschap and (ii) to have the Omnitel Conversion comply with the applicable Laws of the Republic of Italy including through registration of the Omnitel Conversion with the appropriate Governmental Entities of the Republic of Italy, in each case effective prior to the earlier of (i) December 27, 2013, and (ii) five (5) days preceding the Closing Date, and (b) amend, effective upon the Omnitel Conversion, the organizational documents and shareholders agreement of Omnitel and other agreements among the shareholders of Omnitel relating thereto, and otherwise take all actions necessary, so as to preserve the relative rights and obligations of such shareholders thereunder. At Verizon’s written request, Vodafone shall cause Omnitel to elect, pursuant to Treasury Regulations Section 301.7701-3(a), to be classified as a partnership for U.S. federal income tax purposes with an effective date specified in writing by Verizon (the “Check-the-box election”). Vodafone and Verizon agree to treat such entity classification election, for U.S. federal income tax purposes, as a liquidation of Omnitel within the meaning of Sections 331 and 336 of the Code. Vodafone shall not take any action and shall not permit its Subsidiaries to take any action that would cause Omnitel to be classified, for U.S. federal income tax purposes, as other than a partnership during the twelve-month period following the Closing Date. Vodafone agrees to cause Vodafone Finance 1 to elect under Section 904(f)(1)(B) of the Code and Treasury Regulation 1.904(f)-2(c)(2) to treat up to 100% of any foreign source income received by the consolidated U.S. federal income tax return group of which Vodafone Finance 1 is the common parent during the year in which the Reorganization occurs as U.S. source income so as to reduce, to the greatest extent possible, any overall foreign loss. From and after the date hereof, Vodafone and Verizon and their respective advisors shall cooperate to determine the amount of the overall foreign loss, if any, remaining in the Sold Entities after the election described in the preceding sentence. In the event Verizon is not reasonably satisfied, acting in good faith, that the overall foreign loss of the Sold Entities will be eliminated or reduced to no more than a de minimis amount at the end of the taxable year of the Sold Entities that ends on the Closing Date, Verizon may, if Verizon requests that Vodafone cause Omnitel to make a Check-the-box election with an effective date on or prior to December 31, 2013, deliver a written notice to Vodafone to the effect that, in the event the Omnitel Closing does not occur (other than by reason of a breach of Verizon), within ten (10) days of the termination of the Omnitel Agreement (whether in connection with a termination of this Agreement or otherwise), Verizon will request payment of the Verizon Indemnity Amount. Verizon shall, as promptly as reasonably practicable following the delivery of such notice, provide Vodafone with its calculation of the Verizon Indemnity Amount, including supporting detail. The “Verizon Indemnity Amount” shall equal the amount of all U.S. federal, state and local income Taxes payable with respect to the Check-the-box-election, determined on a “with and without” basis, provided, however, that the Verizon Indemnity Amount shall not exceed Three Hundred Million Dollars ($300,000,000).

6.5 Tax Sharing Agreements. Vodafone shall terminate (or cause to be terminated) on or before the Closing Date all Tax sharing agreements or arrangements (other than this Agreement), if any, to which any of the Sold Entities, on the one hand, and Vodafone or any Affiliate of Vodafone (other than the Sold Entities), on the other hand, are parties, and neither Vodafone nor any Affiliate of Vodafone, on the one hand, or any of the Sold Entities, on the other hand, shall have any rights or obligations thereunder after the Closing.

6.6 No 338 Election. Verizon shall not make an election under Section 338 of the Code with respect to its purchase of the Sold Entities pursuant to this Agreement.

6.7 Purchase and Sale of the Transferred Shares. Vodafone and Verizon agree to treat, for U.S. federal income tax purposes, the purchase and sale of the Transferred Shares pursuant to this Agreement as a sale or exchange transaction subject to Section 1001 of the Code (which also constitutes a qualified stock purchase) and not a “reorganization” under Section 368 of the Code or an “exchange” under Section 351 of the Code. Vodafone and Verizon shall report the purchase and sale of the Transferred Shares in accordance with the prior sentence for U.S. federal income tax purposes. Neither Vodafone nor Verizon shall take any action that would reasonably be expected to result in the transfer of the Transferred Shares by Seller pursuant to this Agreement being treated as an “exchange” under Section 351 of the Code, and for the two-year period beginning on the Closing Date, Verizon not shall cause Vodafone Americas Finance 1 to liquidate or to merge with any other entity (unless Vodafone Americas Finance 1 is the surviving corporation in such merger, provided that under no circumstances shall Verizon merge with Vodafone Americas Finance 1 during such two-year period).

6.8 Tax Refunds. Vodafone shall be entitled to any refund of Taxes (whether by way of payment or reduction in Taxes otherwise payable in cash) received by Verizon or any of the Sold Entities that are attributable to any Pre-Closing Tax Period (taking into account the allocation principles in Section 6.1(c)); provided, however, that Vodafone shall not be entitled to any refund of Taxes (i) to the extent that such refund is attributable to either (x) the carryback of a loss or other Tax attribute arising in a Post-Closing Tax Period or (y) an adjustment of any item of Partnership income, gain, loss, deduction or credit (or other items reported to its partners on Schedule K-1 (IRS Form 1065)) with respect to a Pre-Closing Tax Period, or (ii) for which Vodafone is not responsible pursuant to the penultimate sentence of Section 9.2(c). Except as provided in the foregoing sentence, Verizon shall be entitled to any other refund of Taxes with respect to the Sold Entities. If any party receives a refund to which another party is entitled pursuant to this Section 6.8, such party shall pay over such refund (net of costs or Taxes to the party receiving such refund) to the party entitled to such refund no later than ten (10) Business Days following receipt of such refund.

6.9 Certain VAT Matters.

(a) The Parties intend that any payment of the Financing Failure Termination Fee, the Verizon Reverse Termination Fee, the Verizon Recommendation Change Fee or the Vodafone Termination Fee, being compensatory in nature, shall not be treated, in whole or in part, as consideration for a supply for the purposes of VAT and, accordingly, each of Verizon and Vodafone shall, and shall procure that the representative member of any VAT group of which it is a member will, treat the payment of any such fee as falling outside the scope of VAT and shall pay the full amount of it free and clear of any deduction or adjustment pursuant to Section 6.9(c)(ii) or Section 6.9(d)(iii).

(b) In the event of a Tax proceeding in which a Tax Authority asserts that:

(i) VAT was chargeable with respect to the Vodafone Termination Fee and should have been accounted for by Vodafone under the reverse charge procedure; or

(ii) the Financing Failure Termination Fee, the Verizon Reverse Termination Fee or the Verizon Recommendation Change Fee was, in whole or part, consideration for a supply for the purposes of VAT and that VAT should have been accounted for by Vodafone in respect of that supply;

the provisions of Section 6.2 governing Tax proceedings of the Sold Entities for any Straddle Period shall apply, mutatis mutandis, treating Vodafone as the Controlling Party and Verizon as the Non-Controlling Party with respect to such Tax proceeding.

(c) In the event of a final determination with respect to such Tax proceeding to the effect that the Vodafone Termination Fee was, in whole or in part, consideration for a supply for the purposes of VAT and that should have been accounted for by Vodafone under the reverse charge procedure in respect of that supply:

(i) Vodafone shall, and shall procure that the representative member of any VAT group of which Vodafone is a member will, (A) account for, under the reverse charge procedure, and pay to the relevant Tax Authority any VAT chargeable thereon, and (B) use its reasonable best efforts to recover (by refund, credit or otherwise) any such VAT; and

(ii) the amount of the Vodafone Termination Fee payable by Vodafone shall be reduced by an amount such that the sum payable by Vodafone, when aggregated with any irrecoverable VAT thereon, is equal to the amount of the Vodafone Termination Fee that would be payable but for this Section 6.9(c)(ii).

(d) In the event of a final determination with respect to any such Tax proceeding to the effect that the Financing Failure Termination Fee, the Verizon Reverse Termination Fee or the Verizon Recommendation Change Fee was, in whole or in part, consideration for a supply for the purposes of VAT and that VAT should have been accounted for by Vodafone in respect of that supply:

(i) Vodafone shall, and shall procure that the representative member of any VAT group of which Vodafone is a member will, (A) account for and pay to the relevant Tax Authority such VAT, and (B) issue a valid VAT invoice to Verizon;

(ii) Verizon shall, and shall procure that each of its Affiliates will, use its reasonable best efforts to recover (by refund, credit or otherwise) any amounts in respect of such VAT; and

(iii) the amount of the Financing Failure Termination Fee, the Verizon Reverse Termination Fee or the Verizon Recommendation Change Fee (as the case may be) payable by Verizon(inclusive of amounts in respect of VAT) shall be increased by an amount such that the amount payable by Verizon less any VAT that is actually recovered by Verizon or its Affiliates (net of costs or Taxes to Verizon or its Affiliates) is equal to the amount of such fees that would be payable by Verizon but for this Section 6.9(d)(iii).

(e) Any adjustment payment in respect of any reduction made pursuant to Section 6.9(c)(ii) shall be made on the date which is ten (10) Business Days following the date on which Vodafone (or the representative member of any VAT group of which Vodafone is a member) is required to account to any Tax Authority for any such irrecoverable VAT.

(f) Any payment in respect of any adjustment made pursuant to Section 6.9(d)(iii) shall be made on the date which is ten (10) Business Days following the date on which Verizon (or any of its Affiliates) recovers (by refund, credit or otherwise) any amounts in respect of such VAT.

(g) For the avoidance of doubt all payments of the Vodafone Termination Fee, the Financing Failure Termination Fee, the Verizon Reverse Termination Fee and the

Verizon Recommendation Change Fee shall be inclusive of any applicable VAT save as otherwise provided by this Section 6.9.

6.10 Post-Closing Restrictions. Verizon and its Affiliates (including the Sold Entities) shall not, on or after the Closing Date, (i) make or change any Tax election or accounting method of the Sold Entities with an effective date in any Pre-Closing Tax Period, (ii) file or cause to be filed any amended Tax Return for the Sold Entities (other than a state tax return reflecting changes necessitated by an agreed Federal tax adjustment or amended U.S. federal income tax return) for any Pre-Closing Tax Period, or (iii) extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any Tax or deficiency with respect to any Sold Entity for any Pre-Closing Tax Period, in each case without Vodafone’s prior written consent (not to be unreasonably withheld).

ARTICLE VII

CONDITIONS TO CLOSING

The obligations of the parties to consummate the Transaction shall be subject to the fulfillment or satisfaction, at or prior to the Measurement Time, of each of the following conditions precedent (or, to the extent permitted by applicable Law, the waiver thereof in a writing signed by the party for whose benefit the condition exists); provided, however, that if the Transaction is to be implemented by way of the Vodafone Scheme, the conditions set forth in Sections 7.1(b)(ii) and 7.1(b)(iii) shall be satisfied on or prior to the Scheme Effective Date:

7.1 Mutual Conditions.

(a) Vodafone Shareholder Approval. The Vodafone Resolutions shall have been passed at the Vodafone Shareholders Meeting by the requisite majority in accordance with the articles of association of Vodafone and applicable Law; provided, that the condition set forth in this Section 7.1(a) shall be deemed satisfied for purposes of the Share Purchase Closing if the Vodafone Sale Resolutions shall have been passed at the Vodafone Shareholders Meeting by the requisite majority in accordance with the articles of association of Vodafone and applicable Law.

(b) Vodafone Scheme. Only with respect to the obligation to consummate the Vodafone Scheme:

(i) The Vodafone Scheme shall have been approved by the requisite majority at a court meeting of the shareholders of Vodafone convened in accordance with Part 26 of the Companies Act 2006 to consider, and, if thought fit, approve, the Vodafone Scheme (the “Court Meeting”).

(ii) (x) The Vodafone Scheme shall have been sanctioned by the Court (the date of such sanction, the “Sanction Date”), and (y) the Vodafone Reduction of Capital confirmed by the Court.

(iii) (x) The relevant order of the Court sanctioning the Vodafone Scheme shall have been delivered to the UK Registrar of Companies in accordance with applicable Law, and (y) the relevant order of the Court relating to the Vodafone Reduction of Capital shall have been delivered to, or, where the Court so orders, registered with, the UK Registrar of Companies in accordance with applicable Law.

(c) Admission of New Vodafone Shares. Only with respect to the obligation to consummate the Vodafone Scheme:

(i) All necessary documents in relation to the admission of the New Vodafone Shares to the Official List and to trading on the LSE’s Main Market for listed securities (“New Vodafone Shares Admission”) shall have been supplied to the UKLA and LSE and the admission hearing with the UKLA shall have been held.

(ii) The UKLA shall have acknowledged to Vodafone or its agent (and such acknowledgement shall not have been withdrawn) that the application for the New Vodafone Shares Admission has been approved and (after satisfaction of any conditions to which such approval is expressed to be subject) will become effective as soon as a dealing notice has been issued by the FCA, and any such listing conditions shall have been satisfied.

(iii) The LSE shall have acknowledged to Vodafone or its agent (and such acknowledgement shall not have been withdrawn) that the New Vodafone Shares will be admitted to trading at the same time as the admission of the New Vodafone Shares to the Official List.

(d) Verizon Requisite Vote. The Verizon Requisite Vote shall have been obtained at the Verizon Stockholders Meeting.

(e) Reorganization. The Reorganization shall have been completed in accordance with Section 5.1.

(f) Legality. No Governmental Entity shall have enacted, issued, promulgated, or enforced any Law, statute, rule or regulation or entered or issued any order, writ, injunction or decree (whether temporary, preliminary or permanent) which is then in effect, in each case which has the effect of making the Transaction illegal, or otherwise preventing or prohibiting the Transaction.

(g) Regulatory and Other Approvals. All authorizations, consents, orders, permits or approvals of, or declarations or filings with, and all expirations of waiting periods imposed by, any Governmental Entity (all of the foregoing, “Consents”) which are set forth on Schedule 7.1(g) hereto, shall have been filed, have occurred or have been obtained (all such Consents being referred to as the “Requisite Regulatory Approvals”) and all such Requisite Regulatory Approvals shall be in full force and effect; provided, however, that a Requisite Regulatory Approval shall not be deemed to have been obtained if in connection with the grant thereof there shall have been an imposition by any Governmental Entity of any condition, requirement, restriction or change of regulation, or any other action directly or indirectly related to such grant taken by such Governmental Entity which would reasonably be expected to have a Burdensome Effect.

(h) Listing of Verizon Shares. The Verizon Shares shall have been approved for listing on the NYSE and NASDAQ, subject only to official notice of issuance.

(i) Verizon UK Admission.

(i) All necessary documents in relation to the Verizon UK Admission shall have been supplied to the UKLA and LSE and the Verizon UK Admission hearing with the UKLA shall have been held.

(ii) The UKLA shall have acknowledged to Verizon or its agent (and such acknowledgement shall not have been withdrawn) that the application for the Verizon UK Admission has been approved and (after satisfaction of any conditions to which such approval is expressed to be subject) will become effective as soon as a dealing notice has been issued by the FCA, and any such listing conditions shall have been satisfied.

(iii) The LSE shall have acknowledged to Verizon or its agent (and such acknowledgement shall not have been withdrawn) that the Verizon Shares will be admitted to trading at the same time as the admission of the Verizon Shares to the Official List.

(j) U.S. Registration Requirements. (i) The Verizon Registration Statement shall have become effective under the Securities Act and (ii) the Verizon Registration Statement shall not be subject to any stop order or proceeding seeking a stop order and no proceedings for that purpose shall have been initiated by the SEC that have not been withdrawn.

7.2 Additional Conditions to Obligations of Vodafone.

(a) Representations and Warranties True. (i) The representations and warranties of Verizon contained in the second sentence of Section 4.6 shall be true and correct on the date hereof and on the Measurement Time and (ii) the other representations and warranties of Verizon contained in this Agreement shall be true and correct in all respects on the date hereof and on the Measurement Time (except to the extent any such representation and warranty expressly relates to an earlier date (in which case it will be true and correct on and as of such earlier date)) except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Verizon Material Adverse Effect” set forth therein), individually or in the aggregate, does not have, and would not reasonably be expected to have, a Verizon Material Adverse Effect.

(b) Compliance with this Agreement. Verizon shall have performed in all material respects all of its obligations required to be performed under this Agreement and the Omnitel Purchase Agreement prior to or on the Measurement Time.

(c) Certificate. Vodafone shall have received a certificate as of the Measurement Time signed on behalf of Verizon by an executive officer of Verizon certifying that the conditions in clauses (a) and (b) above have been satisfied.

7.3 Additional Conditions to Obligations of Verizon.

(a) Representations and Warranties True. (i) The representations and warranties of Vodafone contained in Section 3.7(b) shall be true and correct in all respects on the date hereof and on the Measurement Time and (ii) the other representations of Vodafone contained in this Agreement shall be true and correct in all respects on the date hereof and on the Measurement Time (except to the extent any such representation and warranty expressly relates to an earlier date (in which case it will be true and correct on and as of such earlier date)), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality”, “Verizon Material Adverse Effect” or “Vodafone Material Adverse Effect” set forth therein), individually or in the aggregate, does not have, and would not reasonably be expected to have, a Verizon Material Adverse Effect (disregarding, for purposes of this Section 7.3(a), clause (i) of the definition of “Verizon Material Adverse Effect”).

(b) Compliance with this Agreement. Vodafone shall have performed in all material respects all of its obligations required to be performed under this Agreement and the Omnitel Purchase Agreement prior to or on the Measurement Time.

(c) Certificate. Verizon shall have received a certificate as of the Measurement Time signed on behalf of Vodafone by an executive officer of Vodafone certifying that the conditions in clauses (a) and (b) above have been satisfied.

7.4 Frustration of the Closing Conditions. Neither Verizon nor Vodafone may rely, either as a basis for not consummating the Transaction or for terminating this Agreement and abandoning the Transaction on the failure of any condition set forth in Sections 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such party’s breach of any provision of this Agreement.

ARTICLE VIII

TERMINATION

8.1 Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of Vodafone and Verizon;

(b) by either Vodafone or Verizon if the Closing shall not have been consummated on or before the date that is twelve (12) months after the date hereof (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this

Section 8.1(b) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Closing to be consummated by such time;

(c) by Vodafone, if there has been a material violation or breach by Verizon of any covenant, representation or warranty contained in this Agreement or the Omnitel Purchase Agreement which has caused, or would cause, any condition set forth in Sections 7.1 or 7.2 not to be satisfied and such violation or breach is incapable of being cured by Verizon, or, if capable of being cured by Verizon, has not been cured by Verizon within sixty (60) days after written notice thereof from Vodafone; provided, that Vodafone is not then in breach of this Agreement so as to cause any of the conditions in Section 7.3 not to be satisfied;

(d) by Verizon, if there has been a material violation or breach by Vodafone of any covenant, representation or warranty contained in this Agreement or the Omnitel Purchase Agreement which has caused, or would cause, any condition set forth in Sections 7.1 or 7.3 not to be satisfied and such violation or breach is incapable of being cured by Vodafone, or, if capable of being cured by Vodafone, has not been cured by Vodafone within sixty (60) days after written notice thereof from Verizon; provided, that Verizon is not then in breach of this Agreement so as to cause any of the conditions in Section 7.2 not to be satisfied;

(e) by Vodafone, if a Vodafone Material Adverse Financial Effect has occurred and is continuing as of the date that would otherwise have been the Sanction Date, if the Transaction is to be implemented by way of the Vodafone Scheme, or the date that would otherwise have been the Closing Date, if the Transaction is to be implemented by way of the Share Purchase;

(f) by either Vodafone or Verizon if (i) the Verizon Stockholders Meeting has concluded and the Verizon Requisite Vote has not been obtained or (ii) the Vodafone Shareholders Meeting has concluded and the Vodafone Requisite Share Purchase Vote has not been obtained;

(g) by either Vodafone or Verizon, if (i) a court of competent jurisdiction or other Governmental Entity shall have enacted, entered or promulgated or enforced any statute, rule, regulation, executive order, decree, injunction or administrative order or issued a non-appealable final order, decree or ruling or taken any other non-appealable final action, in each case, having the effect of permanently restraining, enjoining or otherwise prohibiting the Closing and the transactions contemplated hereby or (ii) the FCC shall have issued a final order disapproving the Transaction; provided, that the right to terminate this Agreement pursuant to this Section 8.1(g) shall not be available to any party whose breach of any provision of this Agreement results in such order, decree or ruling or other final action;

(h) by Vodafone, in the event of a Verizon Change of Recommendation; provided, that Vodafone’s right to terminate this Agreement pursuant to this Section 8.1(h) shall expire at 5:00 p.m. (New York City time) on the thirtieth (30th) calendar day following the date on which such Verizon Change of Recommendation occurs;

(i) by Verizon, in the event of a Vodafone Change of Recommendation; provided, that Verizon’s right to terminate this Agreement pursuant to this Section 8.1(i) shall expire at 5:00 p.m. (New York City time) on the thirtieth (30th) calendar day following the date on which such Vodafone Change of Recommendation occurs; and

(j) by Vodafone, in the event that:

(i) all of the conditions to the implementation of the Vodafone Scheme or the Share Purchase, as applicable, set forth in Sections 7.1 and 7.3 were satisfied (other than (1) if the Transaction is to be implemented by way of the Vodafone Scheme, (A) if the condition set forth in Section 7.1(b)(ii)(x) was not yet satisfied, any condition that by its nature would not have been satisfied until the Sanction Date (but each of which was capable of being satisfied on the date the Sanction Date should have occurred) and (B) any Post-Sanction Conditions that had not yet been satisfied or (2) if the Transaction is to be implemented by way of the Share Purchase, any condition thereto that by its nature would not have been satisfied until the Share Purchase Closing Date, but each of which was capable of being satisfied on the date the Share Purchase Closing Date should have occurred) and, if the Transaction is to be implemented by way of the Vodafone Scheme and the condition set forth in Section 7.1(b)(ii)(x) has not yet been satisfied, such condition was capable of being satisfied if the Court Hearing were held on the date of determination and Verizon gave the undertakings necessary to implement the Scheme that it is required to give pursuant to this Agreement;

(ii) the full proceeds to be provided to Verizon by the Financing or the Replacement Financing are not available (other than as a result of conditions to the funding of such Financing or Replacement Financing not yet having been satisfied, but which are capable of being satisfied by the date by which the Closing should occur) to Verizon on the terms thereof to consummate the Closing (this clause (ii) with clause (i) above, together, a “Financing Failure”);

(iii) Vodafone has irrevocably confirmed in writing (x) that all of the conditions set forth in Section 7.2 have been satisfied (other than (1) if the Transaction is to be implemented by way of the Vodafone Scheme, (A) if the condition set forth in Section 7.1(b)(ii)(x) was not yet satisfied, any condition that by its nature would not have been satisfied until the Sanction Date (but each of which was capable of being satisfied on the date the Sanction Date should have occurred) and (B) any Post-Sanction Conditions that have not yet been satisfied or (2) if the Transaction is to be implemented by way of the Share Purchase, any condition thereto that by its nature would not have been satisfied until the Share Purchase Closing Date, but each of which was capable of being satisfied on the date the Share Purchase Closing Date should have occurred) or (y) that it is willing to waive any unsatisfied conditions in Section 7.2, and, in either case, it is ready, willing and able to effect the Closing;

(iv) Verizon either fails to (1) appear at the Court Hearing or the hearing in respect of the confirmation by the Court of the Vodafone Reduction of Capital when required to do so pursuant to this Agreement or to give the undertakings necessary to implement the Vodafone Scheme that it is required to give pursuant to this Agreement or (2) effect the Closing pursuant to Section 2.3 or 2.5, as applicable, within three (3) Business Days after such appearance or undertakings were required or such Closing was required to have been consummated pursuant to Section 2.3 or 2.5, as applicable; and

(v) Vodafone was ready, willing and able to effect the Closing throughout such three Business Day period.

For purposes of this Agreement, “Vodafone Material Adverse Financial Effect” means either:

(i)	the enactment after the date hereof of any change in the law of the United Kingdom, the United States or the Netherlands that is effective on or before the Closing Date;

(ii)	the making of any public statement or announcement (including the publication of any document and, in the case of an oral statement or announcement, which is accompanied by a written statement or press release) after the date of this Agreement and before the Closing Date, by (A) a United Kingdom government minister, H.M. Treasury or H.M. Revenue & Customs, in each case acting with the authority of the government of the United Kingdom, that contains a proposal to change the law of the United Kingdom with respect to Taxes or implements the same, which change of law, were it to be enacted in accordance with that statement or announcement after the Closing Date, would take effect on or before the Closing Date, or (B) a Dutch minister or junior minister (Staatssecretaris), the Dutch Ministry of Finance (Ministerie van Financien) or senior officials of the Dutch Revenue Service (Belastingdienst) based at the Ministry of Finance, in each case under the authority of the government of the Netherlands, that contains a proposal to change the law of the Netherlands with respect to Taxes or implements the same, which change of law, were it to be enacted in accordance with that statement or announcement after the Closing Date, would take effect on or before the Closing Date;

(iii)

either (x) draft legislation reported, after the date hereof, out of the Committee on Ways and Means of the U.S. House of Representatives, or passage by one house of the U.S. Congress of legislation or (y) legislation proposed by the U.S. Executive Branch, or draft legislation reported, after the date hereof, out of the Finance Committee of the U.S. Senate, which, in the case of either clause (x) or (y), were such legislation to be enacted after the Closing Date, would take effect on or before the Closing Date, and with respect to which, in the case of a proposal or legislation referred to in clause (y) above, a determination has been made by a panel of three experts with experience in the executive and legislative process relating to the enactment of tax legislation in the US that it is reasonably likely that such legislation will become Law; where one expert is selected by each party and the third is selected by the two other experts, and the majority of the experts make their determination in writing; the experts shall determine the rules for the proceedings and shall make their determination as promptly as practicable, and the parties shall share the costs of the experts equally; and/or

(iv)	the receipt by Seller of an Adverse Ruling or Statement;

and with respect to which Vodafone’s board of directors has made a reasonable good faith determination that (A) in the case of the events described in clauses (ii) and (iii)(x), such announcement or bill is reasonably likely to result in a change of law (which determination shall be made by Vodafone’s board of directors after considering advice as to the likelihood of enactment from nationally recognized experts in the relevant jurisdiction) and (B) in each case, would result in a liability for UK, U.S., or Netherlands Taxes on Vodafone or any of its Subsidiaries (or the Sold Entities for which Vodafone is responsible pursuant to Section 9.2(c)) with respect to the transactions specifically contemplated by this Agreement (including the Reorganization) that would, individually or in the aggregate, impose an additional cost on Vodafone and/or any of its Subsidiaries (and/or the Sold Entities for which Vodafone is responsible pursuant to Section 9.2(c)), that the parties considered material in this context; provided, that no enactment, announcement, statement or passage of legislation that would effect an increase in generally applicable Tax rates in any of the United Kingdom, the United States or the Netherlands shall be taken into account.

8.2 Effect of Termination. If this Agreement is terminated as permitted by Section 8.1, this Agreement shall forthwith become null and void and there shall be no Liability of any party to this Agreement or their respective Affiliates; provided, that, except as set forth in Section 8.3, no party hereto shall be relieved of any Liability for any willful and material failure to perform a covenant of this Agreement occurring prior to such termination. Notwithstanding anything to the contrary in this Agreement, nothing herein shall relieve any party from any Liability for fraud by such party. The provisions of this Section 8.2 and Sections 8.3 and Article X (other than Sections 10.6 and 10.7) shall survive any termination hereof pursuant to Section 8.1.

8.3 Termination Fees.

(a) In the event that:

(i) this Agreement is terminated pursuant to Section 8.1(f)(i), then Verizon shall, by way of compensation, pay to Vodafone the Verizon Reverse Termination Fee by wire transfer (to an account designated by Vodafone) of immediately available funds no later than the fifth (5th) Business Day following such termination;

(ii) this Agreement is terminated pursuant to Section 8.1(h), then Verizon shall, by way of compensation, pay to Vodafone the Verizon Recommendation Change Fee by wire transfer (to an account designated by Vodafone) of immediately available funds no later than the fifth (5th) Business Day following such termination; or

(iii) this Agreement is terminated pursuant to Section 8.1(j), then Verizon shall, by way of compensation, pay to Vodafone the Financing Failure

Termination Fee by wire transfer (to an account designated by Vodafone) of immediately available funds no later than the fifth (5th) Business Day following such termination.

In no event shall Verizon be required to pay more than one of the foregoing fees or to pay any such fees on more than one occasion (each of the fees set forth in this Section 8.3(a), a “Verizon Termination Fee”).

(b) In the event that this Agreement is terminated pursuant to Section 8.1(f)(ii) or 8.1(i), then Vodafone shall, by way of compensation, pay to Verizon the Vodafone Termination Fee by wire transfer (to an account designated by Verizon) of immediately available funds no later than the fifth (5th) Business Day following such termination. In no event shall Vodafone be required to pay the Vodafone Termination Fee on more than one occasion.

(c) In the event that this Agreement is terminated pursuant to Section 8.1(e), then Vodafone shall, by way of compensation, pay to Verizon the Vodafone Termination Fee by wire transfer (to an account designated by Verizon) of immediately available funds no later than the fifth (5th) Business Day following such termination. In no event shall Vodafone be required to pay the Vodafone Termination Fee on more than one occasion.

(d) In the event that this Agreement is terminated pursuant to Section 8.1(d), then Vodafone shall pay to Verizon within five (5) Business Days following the date of such termination, the documented, out of pocket expenses (including expenses related to the Financing) of Verizon, not to exceed One Billion Five Hundred Fifty Million Dollars ($1,550,000,000) in the aggregate, payable by wire transfer of same day funds to an account designated in writing by Verizon.

(e) In the event that this Agreement is terminated pursuant to Section 8.1(c), then Verizon shall pay to Vodafone within five (5) Business Days following the date of such termination, the documented, out of pocket expenses of Vodafone, not to exceed One Billion Five Hundred Fifty Million Dollars ($1,550,000,000) in the aggregate, payable by wire transfer of same day funds to an account designated in writing by Vodafone.

(f) If either party fails to timely pay an amount due pursuant to this Section 8.3, the defaulting party shall pay the non-defaulting party interest on such amount at the prime rate as published in the WALL STREET JOURNAL in effect on the date such payment was required to be made through the date such payment is actually received.

(g) In the event of a Financing Failure that does not result from the willful and material breach by Verizon of any of its covenants in Section 5.9, the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of Vodafone or any of its Affiliates against the Financing Sources, the Replacement Financing Sources, if any, and the respective Affiliates, assignees, directors and officers of such Financing Sources and, if any, Replacement Financing Sources (collectively, the “Financing Related Parties”) and the Verizon Related Parties, in respect of this Agreement (including Section 4.14), the Ancillary Documents and the transactions contemplated hereby and thereby shall be to terminate this Agreement in accordance with Section 8.1(j) (if such termination is permitted pursuant thereto) and collect the Financing Failure Termination Fee, if due, and any interest payable thereon pursuant to Section 8.3(f), and upon payment of such amounts in full, no Verizon Related Party or Financing Related Party shall have any further Liability or obligation relating to or arising out of this Agreement, the Ancillary Documents or any of the transactions contemplated hereby or thereby.

(h) Without limiting the obligations of the Financing Sources or the Replacement Financing Sources pursuant to the Financing Documents or the Replacement Financing Documents, respectively, Vodafone acknowledges and agrees that no Financing Related Party shall have any liability or obligation to Vodafone or any of its Affiliates in connection with this Agreement if such Financing Related Party breaches or fails to perform (whether willfully, intentionally, unintentionally or otherwise) any of its obligations under the Financing Documents or the Replacement Financing Documents, as applicable.

ARTICLE IX

SURVIVAL; INDEMNIFICATION

9.1 Survival; Effect of Materiality Qualifiers.

(a) The representations and warranties of Vodafone under this Agreement shall terminate on the Closing Date, except that (x) the representations and warranties in Sections 3.1, 3.2 and 3.12 shall survive the Closing until the date that is twelve (12) months after the Closing Date, at which time they will terminate and (y) the representations and warranties in Sections 3.7(b), 3.8 and 3.9 shall survive the Closing until thirty (30) days after the expiration of the applicable statute of limitations, at which time they will terminate. The representations and warranties of Verizon under this Agreement shall terminate on the Closing Date, except that the representations and warranties in Sections 4.1, 4.3 and 4.16 shall survive the Closing until the date that is twelve (12) months after the Closing Date, at which time they will terminate. The covenants and other agreements of the parties under this Agreement or in any instrument delivered pursuant to this Agreement that specify performance prior to the Closing Date (other than Sections 5.1, 5.17 and 5.18, which shall terminate on the Closing Date, provided, that the covenants contained in Section 5.1 and 5.18(f) shall, for purposes of indemnification pursuant to Section 9.2(c), survive until thirty (30) days after the expiration of the applicable statute of limitations) shall survive the Closing until the expiration of twelve (12) months after the Closing Date, at which time they will terminate. The covenants and other agreements of the parties under this Agreement or in any instrument delivered pursuant to this Agreement that specify performance following the Closing Date shall survive the Closing in accordance with their terms. Notwithstanding the preceding sentences, any breach or inaccuracy of any representation or warranty or any breach of any covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentences, if written notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.

(b) Following the Closing, in determining whether any representation or warranty in this Agreement was true and correct as of any particular date and the amount of any Damages in respect of the failure of any such representation or warranty to be true and correct as of any particular date, any qualification or limitation as to materiality (whether by reference to “Vodafone Material Adverse Effect”, “Verizon Material Adverse Effect” or otherwise) or knowledge contained in such representation or warranty shall be disregarded.

9.2 Indemnification.

(a) Effective after the Closing, subject to the terms and conditions of this Article IX, Vodafone shall indemnify Verizon, its Affiliates (including, following the Closing, the Sold Entities) and their respective Representatives (collectively, the “Verizon Indemnitees”) against and shall hold each of them harmless from any claims, losses, costs, Taxes, Liabilities, obligations, and expenses (whether or not arising out of third-party claims), including interest, penalties, attorneys’ fees and all amounts paid in investigation, defense or settlement of any of the foregoing (“Damages”) actually incurred or suffered by any such Verizon Indemnitee in connection with, arising out of or resulting from (i) any breach of any of the representations and warranties of Vodafone contained in this Agreement which survive the Closing, (ii) any breach of a covenant or agreement made or to be performed by Vodafone pursuant to this Agreement (other than (x) a covenant or agreement made or to be performed pursuant to Article VI, which shall be governed by Section 9.2(c) and (y) a covenant or agreement made or to be performed pursuant to Sections 5.1 and 5.18, for which there will be no indemnification pursuant to this Section 9.2(a)(ii)), (iii) the Excluded Assets, (iv) the Excluded Liabilities, (v) the Reorganization (except to the extent governed by Section 9.2(c)), or (vi) any litigation which is commenced or threatened against such Verizon Indemnitee asserting claims (A) regarding any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to (x) information contained in the Vodafone Circular, which information was not provided in writing by Verizon or any of its Affiliates or any of their respective Representatives specifically for inclusion in the Vodafone Circular and (y) information contained in any Verizon Disclosure Document, which information was provided in writing by Vodafone or any of its Affiliates or any of their respective Representatives in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby specifically for inclusion in such Verizon Disclosure Document or (B) otherwise alleging that the Vodafone Circular did not comply with any applicable legal or regulatory requirement.

(b) Effective after the Closing, subject to the terms and conditions of this Article IX, Verizon shall indemnify Vodafone, its Affiliates and their respective Representatives (collectively, the “Vodafone Indemnitees”) against and shall hold each of them harmless from any Damages actually incurred or suffered by any such Vodafone Indemnitee in connection with, arising out of or resulting from (i) any breach of any of the representations and warranties of Verizon contained in this Agreement which survive the Closing, (ii) any breach of any covenant or agreement made or to be performed by Verizon pursuant to this Agreement (other than (x) a covenant or agreement made or to be performed pursuant to Section 5.17, for which there will be no indemnification pursuant to this Section 9.2(b)(ii) or (y) a covenant or agreement to be performed pursuant to Section 5.20(a) or Article VI which shall be governed by Section 9.2(d)), (iii) any litigation which is commenced or threatened against such Vodafone Indemnitee asserting claims (A) regarding any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to (x) information contained in any Verizon Disclosure Document, which information was not provided in writing by Vodafone or any of its Affiliates or any of their respective Representatives in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby specifically for inclusion in such Verizon Disclosure Document and (y) information contained in the Vodafone Circular, which information was provided in writing by Verizon or any of its Affiliates or any of their respective Representatives specifically for inclusion in the Vodafone Circular or (B) otherwise alleging that any Verizon Disclosure Document did not comply with any applicable legal or regulatory requirement, or (iv) except as otherwise provided in Section 9.2(c), the Partnership and its Subsidiaries and the business, assets and liabilities thereof to the extent incurred or suffered at any time following the Closing in respect of any period prior to or following the Closing.

(c) Effective after the Closing, notwithstanding any provision of this Agreement to the contrary, Vodafone shall indemnify and hold harmless the Verizon Indemnitees from any and all liability for: (i) Taxes imposed on or payable by any Sold Entity for any Pre-Closing Tax Period; (ii) Taxes incurred with respect to, or arising from, the Reorganization for any Pre-Closing Tax Period; (iii) amounts payable by a Sold Entity pursuant to any Tax sharing, allocation or indemnification agreement entered into before the Closing to indemnify any other Person in respect of or relating to Taxes of such other Person to the extent such amount relates to or arises from a Pre-Closing Tax Period; (iv) transfer, recording, documentary, sales, use, stamp, registration and similar Taxes (including any real estate transfer or similar Tax arising from any indirect transfer of property as a result of the transactions contemplated by this Agreement) and related fees incurred with respect to or arising from (A) the purchase and sale of the Transferred Shares pursuant to this Agreement, (B) the indirect transfer of the shares in and assets of the Sold Entities, or (C) the Reorganization; (v) Taxes for which any Sold Entity is liable (or that may be collected from any Sold Entity by way of offset against a refund of Tax otherwise due to the Sold Entities) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a successor or transferee or as a result of having been a member of any group (other than a group consisting solely of one or more of the Sold Entities) prior to Closing; (vi) Taxes attributable to the inclusion of any item of income in taxable income for any Post-Closing Tax Period as a result of any (x) adjustment required with respect to a Sold Entity by reason of a change in method of accounting for a Pre-Closing Tax Period under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law), (y) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) entered into by a Sold Entity prior to the Closing, or (z) installment sale by, or intercompany transaction (within the meaning of Treasury Regulation Section 1.1502-13) involving, a Sold Entity, in each case prior to the Closing (excluding, for the avoidance of doubt, Taxes attributable to any excess loss account (within the meaning of Treasury Regulation Section 1.1502-19) and California State income Taxes attributable to any Deferred Intercompany Stock Account of a Sold Entity), except, in each case of clauses (x) through (z), for any such items arising from any such change in method of accounting, closing agreement, installment sale or intercompany transaction by the Partnership; (vii) Taxes of Vodafone and its Affiliates (other than the Sold Entities) for any period; (viii) Taxes arising out of or resulting from any breach of a covenant or agreement made or to be performed by Vodafone pursuant to Sections 5.1 or 5.18(f) or Article VI; (ix) provided Verizon has provided notice thereof in accordance with Section 6.4, the Verizon Indemnity Amount; and (x) any out-of-pocket costs and expenses, including legal fees and expenses, attributable to any item described in clauses (i) to (ix). Notwithstanding the foregoing, Vodafone shall not be liable for, and shall have no obligation to indemnify the Verizon Indemnitees for: (A) any Taxes that are attributable to (i) any adjustments made after the Closing (determined on a “with and without” basis) to items of Partnership income, gain, loss, deduction or credit (or other items reported to its partners on Schedule K-1 (IRS Form 1065)), whether by reason of audit, assessment, amended return or otherwise, for a Pre-Closing Tax Period, (ii) actions not in the ordinary course of business and not contemplated by this Agreement taken by Verizon or any of its Affiliates (including any of the Sold Entities) on the Closing Date after the Closing, (iii) an election made by Verizon under Section 338 of the Code with respect to the Sold Entities, or (iv) items described in clause (vi) of the preceding sentence, which Taxes, in the aggregate, do not exceed Five Million Dollars ($5,000,000); and (B) the excess, if any, of (i) the amount of Taxes imposed on the Sold Entities’ distributive share of items of Partnership income, gain, loss, deduction or credit (or other items reported to its partners on Schedule K-1 (IRS Form 1065)) for the taxable periods of the Sold Entities beginning on or after April 1, 2013 and ending on the Closing Date, taking into account Section 6.1(d), (determined on a hypothetical basis without regard to any other item of income, gain, loss, deduction or credit of the Sold Entities), over (ii) the sum of (x) the Tax Distributions received by the Sold Entities from the Partnership with respect to such taxable periods and (y) any payments made by Verizon pursuant to Section 5.21 that are measured by reference to Tax Distributions (other than Supplemental Tax Distributions). Any indemnity payment required to be made pursuant to this Section 9.2(c) shall be made by wire transfer or intrabank transfer of immediately available funds to an account designated by Verizon within ten (10) days after any of the Verizon Indemnitees makes written demand upon Vodafone, but in no case earlier than five (5) days prior to the date on which the relevant Taxes or other amounts are required to be paid to the applicable Taxing Authority.

(d) Verizon shall indemnify and hold harmless the Vodafone Indemnitees from any and all liability for: (i) Taxes imposed on or payable by any Sold Entity for any Post-Closing Tax Period except to the extent that Vodafone is responsible for such Taxes pursuant to Section 9.2(c), (ii) Taxes for which Verizon is responsible under Section 9.2(c), and (iii) Taxes arising out of or resulting from any breach of a covenant or agreement made or to be performed by Verizon pursuant to Section 5.20(a) or Article VI.

Any indemnity payment required to be made pursuant to this Section 9.2(c) shall be made by wire transfer or intrabank transfer of immediately available funds to an account designated by Vodafone within ten (10) days after any of the Vodafone Indemnitees makes written demand upon Verizon, but in no case earlier than five (5) days prior to the date on which the relevant Taxes or other amounts are required to be paid to the applicable Taxing Authority.

(e) Vodafone shall indemnify the Verizon Indemnitees against any Liabilities which are incurred by the Verizon Indemnitees (such Liabilities being determined to have the same economic effect as if they had been incurred directly by Verizon) in relation to any Vodafone UK Pension Plan pursuant to the exercise by the UK Pension Regulator of any of its powers under the UK Pensions Act 2004. Vodafone shall further indemnify the Verizon Indemnitees against any Liabilities incurred after the Closing by or in respect of any of the Sold Entities, which Liabilities are in respect of any (i) persons who were employed by the Sold Entities on or prior to the Closing, (ii) Employee Benefit Plans that were sponsored, maintained, contributed to or required to be contributed to by the Sold Entities on or prior to the Closing, and (iii) Employee Benefit Plans with respect to which the Sold Entities had any current, future or contingent Liability on or prior to the Closing.

(f) The parties to this Agreement agree that any indemnification payment made pursuant to this Agreement shall be treated for Tax purposes as an adjustment to the aggregate consideration being delivered to Seller pursuant to Section 2.2 in the form of the Cash Consideration, the Verizon Shares, the Verizon Notes and the Settlement Note, except to the extent otherwise required by applicable Law.

9.3 Third-Party Claim Procedures.

(a) The Person seeking indemnification under Section 9.2 (the “Indemnified Party”) agrees to give prompt notice in writing to the party against whom indemnity is to be sought (the “Indemnifying Party”) of the assertion of any claim or the commencement of any suit, action or proceeding by any third party (“Third-Party Claim”) in respect of which indemnity may be sought under Section 9.2. Such notice shall set forth in reasonable detail such Third-Party Claim and the basis for indemnification (taking into account the information then available to the Indemnified Party). The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations or Liability hereunder, except to the extent such failure shall have actually prejudiced the Indemnifying Party.

(b) The Indemnifying Party shall be entitled to participate in the defense of any Third-Party Claim and, subject to the limitations set forth in this Section 9.3, shall be entitled to assume the defense thereof at its sole expense with lead counsel appointed by the Indemnifying Party and reasonably acceptable to the Indemnified Party; provided, that if the Indemnified Party has concluded that there may be one or more legal defenses or defense strategies available to such Indemnified Party that are different from or additional to those available to the Indemnifying Party or that there exists or is reasonably likely to exist a conflict of interest, such Indemnified Party shall be entitled, at the

Indemnifying Party’s reasonable expense, to separate counsel (provided, that such counsel is reasonably acceptable to the Indemnifying Party).

(c) If the Indemnifying Party elects to assume the defense of any such Third-Party Claim, all the parties hereto will cooperate in the defense or prosecution of such Third-Party Claim. Such cooperation will include the provision of reasonable access during business hours to the Indemnifying Party of records and information which are reasonably relevant to such Third-Party Claim, and making employees and other Representatives and advisors available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. If the Indemnifying Party assumes the control of the defense of any Third-Party Claim in accordance with the provisions of this Section 9.3, (i) the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed) before entering into any settlement or compromise of such Third-Party Claim, if (A) the settlement or compromise does not release the Indemnified Party and its Affiliates from all Liabilities and obligations with respect to such Third-Party Claim or (B) the settlement or compromise imposes injunctive or other equitable relief against the Indemnified Party or any of its Affiliates, and (ii) the Indemnified Party shall be entitled to participate in the defense of any such Third-Party Claim and to employ, at its expense, separate counsel of its choice for such purpose.

(d) The provisions of this Section 9.3 shall not apply with respect to Tax Claims, which shall be governed by Article VI.

9.4 Direct Claim Procedures. If the Indemnified Party has a claim for indemnity under Section 9.2 against the Indemnifying Party that does not involve a Third-Party Claim, the Indemnified Party agrees to give prompt notice in writing of such claim to the Indemnifying Party. Such notice shall set forth in reasonable detail such claim and the basis for indemnification (taking into account the information then available to the Indemnified Party). The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have prejudiced the Indemnifying Party.

9.5 Limitations on Indemnification.

(a) Vodafone shall have no Liability for any claim for indemnification pursuant to Section 9.2(a) if the Damages for which the Indemnifying Party would be responsible for such claim and all related claims are less than the Applicable De Minimis Amount.

(b) Verizon shall have no Liability for any claim for indemnification pursuant to Section 9.2(b) if the Damages for which the Indemnifying Party would be responsible for such claim and all related claims are less than the Applicable De Minimis Amount.

9.6 Calculation of Damages.

(a) The amount of any Damages or Taxes payable under Section 9.2 by the Indemnifying Party shall be reduced by any amounts recovered by the Indemnified Party under applicable insurance policies or from any other Person alleged to be responsible therefor, and shall be (i) net of any Tax benefits actually realized by the Indemnified Party and (ii) increased by any Tax costs incurred by the Indemnified Party (in each case, determined on a “with and without basis”). If the Indemnified Party receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Damages, subsequent to an indemnification payment by the Indemnifying Party, then the Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made or expense incurred by the Indemnifying Party in connection with providing such indemnification payment up to the amount actually received by the Indemnified Party, net of any expenses incurred by the Indemnified Party in collecting such amount. The Indemnified Party shall use commercially reasonable efforts to collect any amounts available under insurance coverage, or from any other Person alleged to be responsible, for any Damages payable under Section 9.2.

(b) The Indemnifying Party shall not be liable under Section 9.2 for any punitive, exemplary or special Damages, or any other Damages that are not reasonably foreseeable; provided, that nothing herein shall prevent any Indemnified Party from recovering for all components of awards against them in Third-Party Claims for which recovery is provided under this Article IX.

9.7 Exclusive Remedy. From and after the Closing and except for the continuing availability of specific performance pursuant to Section 10.6 with respect to covenants that specify performance following the Closing Date, Section 9.2 will (in the absence of fraud) provide the sole and exclusive remedy for each of the parties hereto for any misrepresentation or inaccuracy or breach of any representation and warranty or any breach of covenant or other agreement occurring at or prior to the Closing or other claim arising directly or indirectly out of this Agreement or the transactions contemplated hereby with respect to matters occurring or circumstances existing at or prior to the Closing (other than procedures for the conduct of proceedings relating to Tax Claims, which shall be governed by Section 6.2).

ARTICLE X

MISCELLANEOUS

10.1 Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be effective (a) when personally delivered or transmitted by telecopier on a business day during normal business hours where such notice is to be received at the address or number designated below or (b) on the business day following the date of mailing by overnight courier, fully prepaid, addressed to such address, whichever shall first occur. The addresses for such communications shall be:

If to Vodafone, to:

Vodafone Group Plc

Vodafone House

The Connection

Newbury

Berkshire

RG14 2FN

Telecopier: +44 1635 238080

Attention: Company Secretary

If to Seller, to:

Vodafone 4 Limited

Rivium Quadrant 173

2909 LC Capelle aan den IJssel

The Netherlands

Telecopier +31 10 498 77 22

Attention: Erik de Rijk, Managing Director

And, in each case, with copies, which shall not constitute notice, to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Telecopier: (212) 455-2502

Attention: William E. Curbow and Eric M. Swedenburg

and

Slaughter and May

One Bunhill Row

London EC1Y 8YY

Telecopier: +44 (0)20 7090 5000

Attention: Craig Cleaver and Roland Turnill

If to Verizon, to:

Verizon Communications Inc.

One Verizon Way

Basking Ridge, NJ 07928

Telecopier: (908) 766-3813

Attention:  William L. Horton, Jr., Senior Vice President, Deputy

General Counsel and Corporate Secretary

With copies, which shall not constitute notice, to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Telecopier: (212) 403-2000

Attention: Daniel A. Neff and Steven A. Rosenblum

and

Macfarlanes LLP

20 Cursitor Street

London EC4A 1LT

Telecopier: +44 (0)20 7831 9607

Attention: Charles Martin and Graham Gibb

10.2 Interpretation. When a reference is made in this Agreement to Sections, Schedules or Exhibits, such reference shall be to a Section of, Schedule to or Exhibit to this Agreement unless otherwise indicated. The table of contents, glossary of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The term “parties” shall mean Vodafone, Seller and Verizon, and the term “party” shall be deemed to refer to either Vodafone, Seller or Verizon, as the case may be. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement” and “the date hereof” shall be deemed to refer to September 2, 2013. No provision of this Agreement shall be construed to require Vodafone, Seller, Verizon or any of their respective Affiliates to take any action that would violate any Law, rule or regulation.

10.3 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of (i) Vodafone and Seller, if the assigning party is Verizon or (ii) Verizon, if the assigning party is Vodafone or Seller, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

10.4 Entire Agreement; Amendments. Except to the extent that other agreements are specifically referred to herein, this Agreement among Vodafone, Seller and Verizon contains the entire understanding of the parties with respect to the matters covered hereby and, except as specifically set forth herein, none of Vodafone, Seller or Verizon makes any representation, warranty, covenant or undertaking with respect to such matters. This Agreement may be amended only by an agreement in writing executed by the parties hereto. The parties hereto may amend this Agreement without notice to or the consent of any third party; provided, however, that after receipt of the Verizon Requisite Vote or the Vodafone Requisite Share Purchase Vote, there shall not be made any amendment that by Law requires further approval by the holders of the Verizon Common Stock or the Vodafone Ordinary Shares without the further approval of such shareholders.

10.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

10.6 Specific Enforcement.

(a) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that unless this Agreement has been terminated in accordance with Article VIII, the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they may be entitled at law or in equity.

(b) Notwithstanding anything in this Agreement to the contrary, including Section 10.6(a), the parties hereby acknowledge and agree that, in the event of a Financing Failure, Vodafone shall not be entitled to specific performance (i) if the Transaction is to be implemented by way of the Vodafone Scheme, to cause Verizon to appear at the Court Hearing or the hearing in respect of the confirmation by the Court of the Vodafone Reduction of Capital, to give any undertakings in connection with the Vodafone Scheme, or to effect the Scheme Closing in accordance with Section 2.3 or (ii) if the Transaction is to be implemented by way of the Share Purchase, to effect the Share Purchase Closing in accordance with Section 2.5. Nothing in this Section 10.6(b) is intended to limit the right and entitlement of Vodafone to specific performance in accordance with Section 10.6(a) with respect to any failure to perform or breach by Verizon of any covenant in this Agreement other than the failure of Verizon, in the event of a Financing Failure, to (x) appear at the Court Hearing or the hearing in respect of the confirmation by the Court of the Vodafone Reduction of Capital, to give any undertakings in connection with the Vodafone Scheme, or to effect the Scheme Closing in accordance with Section 2.3, or (y) effect the Share Purchase Closing in accordance with Section 2.5, if the Transaction is to be implemented by way of the Share Purchase.

(c) Each party further agrees that, subject to Section 10.6(b), (i) such party will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity and (ii) no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.6, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

10.7 Further Assurances. Subject to the terms and provisions of this Agreement, each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments, and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby.

10.8 Waiver of Jury Trial. Each of the parties hereto irrevocably and unconditionally waives trial by jury in any legal action or proceeding relating to this Agreement or the transactions contemplated hereby and for any counterclaim therein.

10.9 Submission to Jurisdiction; Waivers.

(a) Each of Vodafone, Seller and Verizon irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or assigns shall be brought and determined in the United States District Court for the Southern District of New York (or, to the extent such court does not have subject matter jurisdiction, the Supreme Court of the State of New York in New York County), and each of Vodafone, Seller and Verizon hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each of Vodafone, Seller and Verizon hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 10.9, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by Law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(b) Notwithstanding anything herein to the contrary, each of the parties hereto expressly agrees (i) that it will not bring or support any lawsuit, claim, complaint, action, formal investigation or proceeding before any Governmental Entity (each, an “Action”), whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Related Party arising out of or relating to the transactions contemplated hereby in any forum other than any state or federal court sitting in the borough of Manhattan, New York, New York, and any appellate court thereof, (ii) to waive and hereby waives any right to trial by jury in respect of any such Action and (iii) that any such Action shall be governed by, and construed in accordance with, the Laws of the State of New York, without regard to the conflicts of Law rules of such state that would result in the application of the Laws of any other jurisdiction.

10.10 No Third Party Beneficiaries. Except as set forth in (i) Article IX and Sections 5.15, 8.2 and 8.3(f) and, with respect to the Financing Related Parties (in their capacities as such), Sections 8.3(g), 8.3(h) and 10.9(b), this Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns and is not for the benefit of, nor may any provision of this Agreement be enforced by, any other person. For the avoidance of doubt, no provision of this Agreement is intended to provide any Vodafone Shareholder (or any party acting on its behalf) the ability to assert or enforce any right (whether in its capacity as a Vodafone Shareholder or derivatively or otherwise on behalf of Vodafone) or seek any remedies pursuant to this Agreement. For the avoidance of doubt, the Financing Related Parties are express third party beneficiaries of Sections 8.3(g), 8.3(h) and 10.9(b).

10.11 Governing Law. This Agreement shall be governed and construed in accordance with the Laws of the State of New York, without regard to the conflicts of Law rules of such state that would result in the application of the Laws of any other jurisdiction.

10.12 Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

10.13 Counterparts. This Agreement may be executed in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts shall together constitute one and the same instrument. Each of the parties hereto (i) has agreed to permit the use, from time to time, of faxed or otherwise electronically transmitted signatures in order to expedite the consummation of the transactions contemplated hereby, (ii) intends to be bound by its respective faxed or otherwise electronically transmitted signature, (iii) is aware that the other parties hereto will rely on the faxed or otherwise electronically transmitted signature, and (iv) acknowledges such reliance and waives any defenses to the enforcement of the documents effecting the transaction contemplated by this Agreement based on the fact that a signature was sent by fax or otherwise electronically transmitted.

10.14 Extension; Waivers. At any time prior to the Closing, Verizon and Vodafone by action taken or authorized by or on behalf of their respective boards of directors may, to the extent legally allowed, (i) extend the time for or waive the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained here; provided, however, that after receipt of the Verizon Requisite Vote or the Vodafone Requisite Share Purchase Vote, there shall not be made any waiver that by Law requires further approval by the holders of the Verizon Common Stock or the Vodafone Ordinary Shares without the further approval of such shareholders. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date hereof.

VODAFONE GROUP PLC

By	/s/ Vittorio Colao
Name:	Vittorio Colao
Title:	Chief Executive

VODAFONE 4 LIMITED

By	/s/ Erik Antonius Jacobus de Rijk
Name:	Erik Antonius Jacobus de Rijk
Title:	Director

By	/s/ Lamberdina Regina Maria Kraan
Name:	Lamberdina Regina Maria Kraan
Title:	Company Secretary

[Signature Page – Stock Purchase Agreement]

VERIZON COMMUNICATIONS INC.

By	/s/ Lowell C. McAdam
Name:	Lowell C. McAdam
Title:	Chairman and Chief Executive Officer

[Signature Page – Stock Purchase Agreement]